As filed with the Securities and Exchange Commission on November 23, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

International Wire Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3357	43-1705942
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 South Hanley Road

Suite 1050
St. Louis, Missouri 63105
(314) 719-1000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Joseph M. Fiamingo

Chief Executive Officer
101 South Hanley Road
Suite 1050
St. Louis, Missouri 63105
(314) 719-1000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

R. Scott Cohen, Esq.

Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
(214) 746-7700

     Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Security	Offering Price	Fee

Common Stock, par value $0.01 per share	4,789,257	$17.57(1)	$84,147,245.49(1)	$10,661.46

(1)	No exchange or over-the-counter market exists for our common stock. We believe that the price set forth for our common stock represents a bona fide estimate of the maximum offering price solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities pursuant to this prospectus until the Registration Statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and neither we nor the selling security holders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 23, 2004.

4,789,257 Shares of Common Stock

          This prospectus relates to the offering of International Wire Group, Inc.’s common stock, par value $0.01 per share. The selling security holders acquired the common stock from us by operation of our plan of reorganization under the United States Bankruptcy Code, which became effective on October 20, 2004.

          The common stock is being offered for the account of the selling security holders. We will not receive any proceeds from the sale of the common stock offered under this prospectus. The selling security holders may sell the common stock from time to time at fixed prices, at prevailing market prices, at negotiated prices or at fixed prices that may be changed. See “Plan of Distribution”.

          Our common stock is not listed on any national securities exchange or the Nasdaq Stock Market.

            This investment involves risk. You should carefully consider the “Risk Factors” beginning on page 6.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 23, 2004.

TABLE OF CONTENTS

Summary	1
Risk Factors	6
Special Note Regarding Forward-Looking Statements	11
Use of Proceeds	11
Dividend Policy	11
Unaudited Pro Forma Consolidated Financial Data	12
Selected Consolidated Financial Data	17
Management’s Discussion and Analysis of Financial Condition and Results of Operations	19
Business	33
Management	43
Securities Ownership	50
Certain Relationships and Related Transactions	53
Selling Security Holders	55
Description of Capital Stock	56
Description of Indebtedness	58
Shares Eligible for Future Sale	62
Plan of Distribution	63
Legal Matters	64
Experts	64
Where You Can Find More Information	64
Index to Consolidated Financial Statements	F-1

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information that is important to you. We urge you to read this entire prospectus, including the sections captioned “Risk Factors” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus. In this prospectus, the terms “we”, “us”, “our”, and the “company” refer to International Wire Group, Inc., and its subsidiaries except where the context indicates otherwise.

Our Business

      We, together with our subsidiaries, are a leading manufacturer and marketer of wire products, including bare and tin-plated copper wire and insulated copper wire products, for other wire suppliers and original equipment manufacturers or “OEMs”. Our products include a broad spectrum of copper wire configurations and gauges with a variety of electrical and conductive characteristics and are utilized by a wide variety of customers primarily in the appliance, automotive, electronics and data communications, and industrial/energy industries. We manufacture and distribute our products at 20 facilities located in the United States, Mexico, France, Italy and the Philippines.

•	Bare Wire Products. Our bare and tin-plated copper wire products (or conductors) are used to transmit digital, video and audio signals or conduct electricity and are sold to a diverse customer base of over 1,000 insulated wire manufacturers and various industrial OEMs for use in computer and data communications products, general industrial, energy, appliances, automobiles and other applications.

•	Insulated Wire Products. Our insulated wire products (copper conductors insulated with plastic or other polymeric compounds) are primarily manufactured for the automotive and appliance end-user markets. Our insulated wire products are used in the assembly of wire harnesses that are installed in both automobiles and appliances. A wire harness is comprised of an assembly of wires with connectors and terminals that transmit electricity between two or more end points. We also participate in niche businesses including high temperature silicone and medical equipment markets.

Bankruptcy Reorganization

      We filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on March 24, 2004. The petition was filed with the United States Bankruptcy Court for the Southern District of New York. The petition relates to us and each of our domestic subsidiaries, including Camden Wire Co., Inc., International Wire Rome Operations, Inc., IWG Resources LLC, Omega Wire, Inc., OWI Corporation and Wire Technologies, Inc.

      Our Chapter 11 bankruptcy petition was directly related to the significant downturn in the industrial/energy and electronics/data communications markets and by increased competitive pricing pressures in the automotive market that accelerated in 2001 and continued to increase through the filing date. The economic downturn and competitive pricing pressures resulted in lower sales, lower margins, and weaker cash flows than originally expected. Starting in 2001, we began implementing a series of measures to realign our operations and reduce costs. Among other measures, we closed eight plants by consolidating production capacity in the remaining plants, opened our Durango, Mexico plant, and sought new market opportunities in Mexico, Asia and Central America. Despite these measures, it became apparent that to operate profitably, we would have to restructure our debt. On December 1, 2003, we announced that we would not make our subordinated $18.0 million interest payment on our then outstanding subordinated obligations due on December 1, 2003. Beginning in December 2003, we began negotiations with holders of our subordinated debt regarding restructuring our debt. On December 31, 2003, we defaulted on our subordinated obligations, which also triggered the cross default provisions of our senior indebtedness.

      In connection with our bankruptcy, we entered into a $140 million debtor-in-possession or “DIP” facility. The proceeds of the DIP facility were used to repay our existing 10 3/8% Senior Secured Notes due 2005 and to provide financing for our business during the bankruptcy proceedings.

      In accordance with an agreement we reached with the holders of our senior subordinated debt holding more than one-half of the principal amount of such indebtedness, or approximately $152.5 million, and the holder of our common stock, we filed a proposed Plan of Reorganization, referred to as the “Plan”, on May 10, 2004, which was amended and restated on June 10, 2004, and further amended and restated on June 24, 2004. The Plan was accepted by both of the impaired classes voting on the Plan. Our other creditors, including holders of other priority claims, secured claims, general unsecured claims, tort claims, intercompany claims and subsidiary equity interests held unimpaired claims and were conclusively presumed to have accepted the Plan. The Plan became effective and we emerged from bankruptcy on October 20, 2004. The Plan provided for, among other things:

•	issuance of approximately 10 million shares of our common stock to holders of senior subordinated indebtedness and the former holder of all of our outstanding common stock;

•	issuance of new debt in the form of 10% Second Senior Subordinated Notes due 2011 (referred to as the “Notes”) in the principal amount of $75 million to holders of our senior subordinated indebtedness; and

•	entry into an agreement for our $140 million senior credit facility, the proceeds of which will be utilized to refinance our obligations under our DIP facility and will provide funding for working capital and other general corporate purposes.

      See “Description of Indebtedness” for a summary of the terms of the Notes and our senior credit facility.

      The selling security holders for whom this prospectus is being filed owned prepetition debt or equity and, by operation of our plan of reorganization, own approximately 47.9% of our outstanding common stock as of November 22, 2004.

Recent Developments

      On November 19, 2004, we announced that we are considering strategic alternatives for our insulated wire division and have retained Rothschild, Inc. as our financial advisor for the process.

      We were organized in 1995 as Omega Wire Corp. and subsequently changed our name to International Wire Group, Inc. We are incorporated in the state of Delaware. Our principal executive offices are located at 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105, and our telephone number at such address is (314) 719-1000.

The Offering

Use of Proceeds	We will not receive any proceeds from this offering.

Common Stock

Common stock offered by selling security holders	4,789,257 shares

Common stock outstanding	10,000,002 shares

      The above information is based upon the number of shares outstanding as of November 22, 2004. This information excludes 1,111,111 shares of common stock reserved for issuance upon exercise of options to purchase common stock.

Summary Consolidated Financial Data

      The following table provides a summary of our consolidated financial data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. The summary consolidated financial data for the years ended December 31, 2003, 2002 and 2001 and as of December 31, 2003 and 2002 have been derived from our audited consolidated financial statements included in this prospectus. The summary consolidated financial data for the years ended December 31, 2000 and 1999 and as of December 31, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus. The consolidated financial data for the nine months ended September 30, 2004 has been derived from our unaudited consolidated financial statements included in this prospectus.

      The summary consolidated financial data below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

      The unaudited pro forma financial data gives effect to the plan of reorganization: (1) as if it had occurred as of January 1, 2003, in the case of statement of operations data for the year ended December 31, 2003 and for the nine months ended September 30, 2004 and (2) as if it had occurred as of September 30, 2004, in the case of balance sheet data as of September 30, 2004. You should read this information in conjunction with “Unaudited Pro Forma Consolidated Financial Data,” which includes detailed adjustments and assumptions used to prepare this information. While this pro forma information is based on adjustments we deem appropriate and which are factually supportable based on currently available data, the pro forma information does not purport to be indicative of what actual results would have been, nor does this information purport to present our financial results for future periods.

							Unaudited Pro Forma

						Nine Months	Nine Months
	Year Ended December 31,					Ended	Ended	Year Ended
						September 30,	September 30,	December 31,
	2003	2002	2001	2000	1999	2004	2004	2003

						(Unaudited)
Statement of Operations Data (in thousands):
Net sales	$389,334	$402,719	$425,130	$564,250	$481,665	$414,381	$414,381	$389,334
Operating expenses:
Cost of goods sold	317,991	320,479	349,295	419,172	346,975	354,686	354,686	317,991
Selling, general and administrative expenses(1)	30,764	32,100	23,497	47,123	40,504	25,402	25,402	30,764
Depreciation	21,510	24,517	27,465	27,336	26,905	15,360	7,288	9,663
Amortization	3,628	3,128	9,010	8,870	8,632	2,626	4,002	5,463
Goodwill impairment	2,973	24,355	—	—	—	—	—	2,973
Reorganization expense	2,172	—	—	—	—	3,062	3,062	2,172
Impairment, unusual and plant closing charges(2)	2,884	—	12,855	650	—	595	595	2,884
(Gain)/loss on sale of property, plant and equipment	(8)	(64)	(344)	543	—	—	—	(8)

Operating income/ (loss)	$7,420	$(1,796)	$3,352	$60,556	$58,649	$12,650	$19,346	$17,432

							Unaudited
							Pro Forma

	As of December 31,					As of	As of
						September 30,	September 30,
	2003	2002	2001	2000	1999	2004	2004

						(Unaudited)
Balance Sheet Data (end of period):
Cash and cash equivalents	$25,981	$2,546	$8,017	$32,244	$7,425	$6,058	$6,058
Working capital	(298,649)	66,299	84,540	126,145	109,735	(316,061)	21,409
Total assets	392,335	363,510	511,943	585,734	678,107	388,865	419,397
Total debt	397,135	335,521	331,792	335,433	535,944	391,209	171,339
Total shareholders’ equity/ (deficit)	(88,628)	(52,353)	77,581	107,749	(19,730)	(104,061)	175,700

							Unaudited Pro Forma

						Nine Months	Nine Months
	Year Ended December 31,					Ended	Ended	Year Ended
						September 30,	September 30,	December 31,
	2003	2002	2001	2000	1999	2004	2004	2003

						(Unaudited)
Other Financial Data:
Depreciation and amortization	$25,138	$27,645	$36,475	$36,206	$35,537	$17,986	$11,290	$15,126
Capital expenditures	13,970	11,505	25,968	22,469	19,883	7,171	7,171	13,970

(1)	Includes non-cash compensation expense/(income) related to the stock appreciation of Holding Class A Common Stock (as defined herein) in the amount of $0, $0, ($10,393), $80 and ($1,542) for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively, and $0 for the nine months ended September 30, 2004. See “Note 2 to our Consolidated Financial Statements — Years Ended December 31, 2003, 2002, and 2001” included herein and “Securities Ownership.”

(2)	Consists of charges related to the closure and consolidation of certain facilities and administrative and corporate reorganizations and impairment of fixed assets related to the plant consolidations of $2,884 in 2003, $12,855 in 2001, $650 in 2000 and $595 for the nine months ended September 30, 2004. (See “Note 10 to our Consolidated Financial Statements — Years Ended December 31, 2003, 2002, and 2001” included herein).

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before buying shares in this offering. These risks and uncertainties are not the only ones facing our company. Additional risks and uncertainties that we are unaware of or currently deem immaterial may also become important factors that may harm our business. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our stock could decline, and you may lose part or all of your investment.

Risks Related to Our Financial Position

We recently emerged from a Chapter 11 Bankruptcy Reorganization and have a history of losses.

      We sought protection under Chapter 11 of the United States Bankruptcy Code in March 2004. We incurred net losses of $46.7 million, $133.3 million and $17.5 million for the three fiscal years ended December 31, 2003, 2002 and 2001, respectively. For the nine months ended September 30, 2004, we incurred a $17.4 million loss. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our equity ownership changed and a majority of our board of directors was replaced in connection with our reorganization. We cannot assure you that we will grow or achieve profitability in the near future, or at all.

Our future performance may be adversely affected by our inability to execute certain parts of our business strategy during the bankruptcy proceedings.

      While the bankruptcy proceedings afforded us certain legal protections which were beneficial to us, it diverted significant managerial and capital resources away from our business and the execution of our business strategy. While we no longer need to divert important resources away from our business strategy due to the bankruptcy, we cannot assure you that our past inability to execute portions of our business strategy will not adversely affect our future performance. Furthermore, we cannot assure that other potential diversions, such as labor stoppages, business interruptions, interruptions in the supply or increases in the cost of raw materials or delays in the transportation of our products, would not have a similar adverse effect on the execution of our business strategy and our overall financial performance.

Our historical financial information is not comparable to our current financial condition and results of operations.

      As a result of our emergence from bankruptcy, we are operating our business with a new capital structure. Accordingly, our financial condition and results of operations will not be comparable to the financial condition and results of operations reflected in our historical financial statements contained in this registration statement, making it difficult to assess our future prospects based on historical performance.

Risks Related to Our Common Stock

We expect to experience volatility in our stock price, which could negatively affect your investment.

      An investment in our common stock involves substantial risks. The stock market generally and the market for stocks of companies with lower market capitalizations, like us, in particular have from time to time experienced and likely will again experience significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

We may be unable to list our stock on a national securities exchange, the Nasdaq National Market System or the Nasdaq Small Cap Market.

      Our common stock is currently not listed on any national securities exchange, Nasdaq National Market System or the Nasdaq Small Cap Market. Pursuant to our plan of reorganization, we are obligated to use commercially reasonable best efforts to list our common stock on a national securities exchange, The Nasdaq National Market or the Nasdaq Small Cap Market. Despite our efforts, we may not be able to meet the applicable listing requirements and therefore, our common stock may not become listed on a national securities exchange, the Nasdaq National Market System or the Nasdaq Small Cap Market. If our stock is not traded through a market system, it may not be liquid and we may be unable to obtain future equity financing, or use our common stock as consideration for mergers or other business combinations.

Sales of stock by the selling security holders may negatively affect the market price.

      All of the common stock being offered through this prospectus is offered solely by the selling security holders who are not restricted as to the prices at which they may sell the stock. Shares sold below the current level at which the shares of our common stock is trading may adversely affect the market price of our common stock. The outstanding shares of common stock covered by this prospectus represent approximately 47.9% of our outstanding shares as of November 22, 2004. This large amount of stock, if sold all at once or in blocks, could have a negative effect on the market price of our common stock.

Sales of substantial amounts of common stock in the public market or the availability of substantial amounts of such stock for sale subsequent to this offering could adversely affect the prevailing market price of our common stock.

      The approximately 4,789,257 million shares of common stock offered hereby will be freely tradable immediately following the effectiveness of this registration statement. All of the remaining outstanding shares of our common stock, of which there are approximately 5,210,745 million, are available for sale in the public market. In addition, we intend to file a registration statement covering up to 1,111,111 shares of our common stock reserved for issuance to employees under our 2004 Stock Option Plan. The shares to be issued under our stock plan will be available for resale upon the applicable vesting date, subject to the applicable resale limitations under Rule 144 for holders that are our affiliates. See “Shares Eligible for Future Sale.”

We have not paid any dividends on our common stock and do not anticipate doing so in the foreseeable future.

      We currently anticipate that all of our earnings, if any, will be retained for repayment of our outstanding debt and for development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our senior credit facility and the indenture governing the Notes contains covenants that restrict payment of cash dividends. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Risks Related to Our Business

The wire manufacturing industry is highly competitive and we face substantial domestic and foreign competition in each of our business segments.

      The results of vigorous competition could result in price compression, reduced sales, margin pressure or loss of market share thereby affecting our future earnings. Moreover, wire manufacturers must provide increasingly rapid product turnaround for their customers. On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have available manufacturing capacity, we may not have sufficient capacity at any given time to meet all of our customers’ demands concurrently. In addition, because many of our operating expenses are relatively fixed, a reduction in customer demand can dramatically harm our gross margins and operating results on a short term basis. Customers often expect decreased prices over time.

We are subject to general economic factors that are largely out of our control, any of which could have a material adverse effect on our business, results of operations and financial condition.

      Our business is subject to a number of general economic factors, many of which are out of our control, which may have a material adverse effect on our business, results of operations and financial condition. These include recessionary economic cycles and cyclical downturns in our customers’ businesses and fluctuations in the cost of raw materials.

      Economic conditions may adversely affect our customers’ business levels, which can have the effect of reducing the amount of our products that they purchase. Furthermore, customers encountering adverse economic conditions may have difficulty paying for our products. Finally, terrorist activities, anti-terrorist efforts, war or other armed conflicts involving the United States or its interests abroad may have a material adverse effect on the U.S. and global economies and on our business, results of operations or financial condition.

We generally do not obtain long-term volume purchase commitments from customers, and, therefore, cancellations, reductions in production quantities and delays in production by our customers could adversely affect our operating results.

      We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers may cancel, reduce or delay their orders. Order cancellations, reductions or delays by a significant customer or by a group of customers have and could continue to harm our operating results. Furthermore, our customers and potential customers could decide to manufacture in-house the products we offer. To be successful, we must excel in terms of service, product quality and price not only compared to our direct competitors but also compared to our customers’ internal manufacturing capabilities.

      In addition, we make significant decisions, including determinations regarding the level of business we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements based on our estimates of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products impairs our ability to estimate our future customer requirements accurately. As a consequence of the above factors, many of which are beyond our control, our quarterly results may vary significantly.

If we are unable to retain and hire key employees, the performance of our operations could be adversely affected.

      Our ability to provide high-quality products and level of services depends in part on our ability to retain our skilled personnel in the areas of product engineering, manufacturing and sales. Our success is also dependent on the management and leadership skills of our senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy.

If our relationship with our employees were to deteriorate, we could be adversely affected.

      Currently, in our U.S. operations and in our foreign operations, we have maintained a positive working environment. Although we focus on maintaining a productive relationship with our employees, we cannot ensure that unions will not attempt to organize our employees or that we will not be subject to work stoppages, strikes or other types of conflicts with our employees or organized labor in the future. Any such event could have a material adverse effect on our ability to operate our business and serve our customers and could materially impair our relationships with key customers and suppliers, which could damage our business, results of operations and financial condition.

Demand for our products is largely dependent on the automobile and appliance markets.

      The demand for our products depends upon the general economic conditions of the automobile and appliance markets in which our customers compete. To the extent these industries experience weakened demand, our revenues and profitability could suffer. Downward economic cycles may result in lower sales, which may reduce our ability to make payments on our financial obligations or impact the value of our common stock.

A significant portion of our business depends on sales outside the U.S.

      Approximately 21.5% of our net sales for the year ended December 31, 2003 were attributable to production facilities located outside of the U.S. In addition, it is expected that the percentage of our net sales attributable to operations located outside the U.S. will continue to increase for the foreseeable future. Because we have broad geographic coverage, we have exposure to political and economic risks. Along with the risks associated with rapid growth discussed above, international operations pose special, additional risks, including:

•	economic or political instability;

•	foreign exchange rate fluctuations;

•	difficulties in staffing and managing foreign personnel; and

•	cultural differences.

We are subject to foreign currency fluctuations.

      We have operations in Mexico, France, Italy and the Philippines. Our operations may, therefore, be subject to volatility because of currency fluctuations. Sales and expenses are denominated in local currencies for the French and Italian operations and the U.S. Dollar is the functional currency for Mexico and the Philippines operations. As a result, these operations are subject to market risk with respect to fluctuations in the relative value of currencies. We evaluate from time-to-time various currency hedging programs that could reduce the risk.

The principal raw material used in our products is subject to price fluctuations.

      The principal raw material used in our products is copper, which is purchased in the form of 5/16-inch rod from the major copper producers in North America, Europe and Asia. Copper rod prices are based on market prices, which are generally established by reference to the COMEX prices, plus a premium charged to convert copper cathode to copper rod and deliver it to the required location. As a world traded commodity, copper prices have historically been subject to fluctuations. In the nine months immediately preceding September 30, 2004, the price of copper has increased over 31.8%. A severe increase in the price of copper could negatively impact our short-term liquidity because of the period of time between our purchase of copper at an increased price and the time at which we receive cash payments after selling end products to customers reflecting the increased price. While fluctuations in the price of copper may directly affect the per unit prices of our products, these fluctuations have not had, nor are expected to have, a material impact on our profitability due to copper price pass-through arrangements that we have with our customers. These sales arrangements are based on similar variations of monthly copper price formulas. Use of these copper price formulas minimize the differences between raw material copper costs charged to the cost of sales and the pass-through pricing charged to customers. However, these copper price formulas do not take into account fluctuations in the premiums charged to convert copper cathode to copper rod and deliver it to the required location, which are charged to the cost of sales but generally not passed through to our insulated wire customers.

We are subject to litigation claims which were not discharged by our bankruptcy.

      We are party to numerous lawsuits and have product liability claims made against us involving water inlet hoses previously supplied by a former subsidiary of our company to various OEMs. We have legal obligations to defend and indemnify certain OEMs supplied such products, as well as Viasystems International, Inc. in connection with the sale of a subsidiary as a part of our wire harness business. See “Certain Relationships and Related Transactions.” During the years prior to our bankruptcy filing, we entered into numerous Claim Resolution Agreements and Settlement Agreements which manage our liability, exposure and obligations on account of these claims. In addition, while we have insurance coverage for a substantial portion of these product liability claims, and while we estimate that any remaining uninsured liability for such claims will not exceed an amount we will be able to pay as hose claims against us are resolved in other forums outside of the Chapter 11 cases, such expectation cannot be ensured.

Our substantial indebtedness may limit cash flow available to invest in the ongoing needs of our business to generate future cash flow.

      Our outstanding debt at November 19, 2004, was $161.4 million. We may also incur additional debt from time to time to finance working capital, capital expenditures and other general corporate purposes. Our substantial indebtedness could have important consequences to holders of our common stock. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase the amount of interest expense that we have to pay, because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate; or

•	place us at a competitive disadvantage compared to our competitors that have less debt.

      See “Managements Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Contractual Obligations.”

As a U.S. corporation with international operations, we are subject to the Foreign Corrupt Practices Act and a determination that we violated this act may affect our business and operations adversely.

      As a U.S. corporation, we and our subsidiaries are subject to the regulations imposed by the Foreign Corrupt Practices Act, or the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we or any of our subsidiaries have violated the FCPA could have a material adverse effect on us.

We are subject to environmental laws and regulations that expose us to potential financial liability.

      Our operations are regulated under a number of federal, state, local and foreign environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of, or exposure to, hazardous materials and occupational health and safety. Violations of these laws can lead to material liability, fines or penalties. In addition, it is possible that in the future new or more stringent requirements could be imposed. Various federal, state, local and foreign laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. In addition, because we are a generator of hazardous wastes, we, along with any other person who arranges for the disposal of those wastes, may be subject to potential financial exposure for costs associated with the investigation and remediation of sites at which such hazardous waste has been disposed, if those sites become contaminated. Liability may be imposed without regard to legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and we could be responsible for payment of the full amount of the liability, whether or not any other responsible party is also liable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

USE OF PROCEEDS

      All of the shares of common stock offered hereby are being offered by the selling security holders. We will not receive any of the proceeds from their sale. We estimate that expenses payable in connection with this registration statement will be approximately $365,000. There are no other material incremental expenses attributable solely to the issuance and distribution of the securities.

DIVIDEND POLICY

      We have not historically declared or paid any dividends on our shares of common stock. Any decisions as to the future payment of dividends will depend on our earnings and financial position and such other factors as our board of directors deems relevant. We anticipate that we will retain earnings, if any, in order to repay our debt and finance expansion of our operations, and have no intention of declaring dividends for the foreseeable future. In addition, our senior credit facility and indenture governing the Notes contain covenants that restrict the payment of cash dividends.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

      The following unaudited pro forma consolidated financial data is based on our consolidated financial statements and the notes thereto contained elsewhere in this prospectus and gives effect to the plan of reorganization and this offering: (1) as if it had occurred as of September 30, 2004, in the case of balance sheet data as of September 30, 2004; and (2) as if it had occurred as of January 1, 2003, in the case of statement of operations data for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

      The pro forma financial data gives effect to pro forma adjustments that are based upon available information and certain assumptions that we believe are reasonable. The pro forma financial data does not purport to be indicative of the results that would have been obtained had those transactions been completed as of the assumed dates and for the periods presented or that may be obtained in the future.

      You should read our unaudited pro forma consolidated financial statements and the notes thereto in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this prospectus and other financial information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

INTERNATIONAL WIRE GROUP, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As of September 30, 2004
(In thousands except per share data)

	As Reported	Adjustments		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$6,058	$—		$6,058
Accounts receivable	85,009	—		85,009
Inventories	72,189	13,241	(1)	85,430
Prepaid expenses	10,247	—		10,247

Total current assets	173,503	13,241		186,744
Property, plant and equipment, net	109,419	(919	)(1)	108,500
Goodwill	86,417	(9,521	)(2)	76,896
Intangible assets	3,305	27,995	(1)	31,300
Deferred financing costs, net	2,426	(264	)(3)	2,162
Restricted cash	10,237	—		10,237
Other assets	3,558	—		3,558

Total assets	$388,865	$30,532		$419,397

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Liabilities not subject to compromise:
Debtor-in-possession financing	$84,000	$10,130	(3)	$94,130
Current maturities of capital leases	917	—		917
Accounts payable	17,467	—		17,467
Accrued and other liabilities	38,919	—		38,919
Customers’ deposits	13,902	—		13,902

Current liabilities not subject to compromise	155,205	10,130		165,335
Other long-term liabilities	2,070	—		2,070
Capital leases, less current maturities	1,292	—		1,292
Senior subordinated notes	—	75,000	(4)	75,000

Total liabilities not subject to compromise	158,567	85,130		243,697

Liabilities subject to compromise:
Senior subordinated notes	305,000	(305,000	)(4)	—
Accrued interest	29,359	(29,359	)(4)	—

Total liabilities subject to compromise	334,359	(334,359)		—

Total liabilities	492,926	(249,229)		243,697
Stockholders’ equity/(deficit)	(104,061)	279,761	(5)	175,700

Total liabilities and stockholders’ equity/(deficit)	$388,865	$30,532		$419,397

      In connection with our emergence from bankruptcy, we will adopt “fresh-start” reporting in accordance with Statement of Position (“SOP”) 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. Under “fresh-start” reporting, the reorganization value of our company will be allocated to our specific tangible and identified intangible net assets based on their fair value. Excess reorganization value will be reported as “Goodwill.” As a result of the adoption of such “fresh-start” reporting, our post-emergence financial statements will not be comparable with our pre-emergence financial statements, including the historical financial statements included in this prospectus. In connection with the offering as described in this prospectus, the Company expects to incur costs of approximately $365 which will be expensed as incurred. Such costs consist generally of professional fees and printing expenses.

(1)	Reflects adjustment of the carrying value of inventories, property, plant and equipment and customer contracts, trade names and trademarks to their fair market value.

(2)	Reflects the elimination of previously recorded Goodwill and recording of the amount of reorganization value in excess of amounts allocable to identifiable net assets (“Goodwill”). The pro forma Goodwill balance was determined after determination of amounts allocated to the identifiable net assets.

(3)	Reflects the elimination of the DIP financing and the addition of the revolving credit facility and term loan dated October 20, 2004.

(4)	Reflects the elimination of senior subordinated notes and accrued interest and the addition of the new senior subordinated notes. Upon emergence from bankruptcy, the Company expects to realize a gain on extinguishment of debt of approximately $260,000.

(5)	Reflects the elimination of existing stockholder’s equity and the addition of 10 million shares of common stock at $17.57 per share based on the determined reorganization value and in accordance with the Plan of Reorganization. Reorganization value, as defined by SOP 90-7 is “the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.” This value was derived by adding the fair value of all liabilities, except long-term debt (approximately $72,000) not included in the calculation of the enterprise value and the gross-up of net debt (approximately $4,500) to the enterprise value (approximately $342,500) of the successor company to arrive at the $419,000 reorganization value of the reorganized entity. Appraised values were used to determine the fair value of tangible fixed assets and specifically identifiable intangible assets.

INTERNATIONAL WIRE GROUP, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2004
(In thousands, except share and per share data)

	As Reported	Adjustments		Pro Forma

Net sales	$414,381	$—		$414,381
Operating expenses:
Cost of goods sold	354,686	—		354,686
Selling, general and administrative expenses	25,402	—		25,402
Depreciation	15,360	(8,072	)(1)	7,288
Amortization	2,626	1,376	(2)	4,002
Reorganization expense	3,062	—		3,062
Impairment and plant closing charges	595	—		595

Operating income	12,650	6,696		19,346
Bankruptcy reorganization expense	(6,155)	6,155	(3)	0
Other income/(expense):
Interest expense	(15,367)	5,984	(4)	(9,383)
Amortization of deferred financing fees	(5,991)	5,667	(5)	(324)
Other, net	(97)	—		(97)

Income/(loss) before income tax provision	(14,960)	24,502		9,542
Income tax provision	642	3,174	(6)	3,816

Net income/(loss)	$(15,602)	$21,328		$5,726

Pro forma basic and fully diluted net earnings/(loss) per share	$(1.56)			$0.57

Pro forma weighted average basic and diluted shares outstanding (unaudited)	10,000,002

(1)	Reflects the adjustment to depreciation relating to the adjustment to fair market value and adjusted remaining useful lives of the existing property, plant and equipment.

(2)	Reflects the additional amortization of customer contracts, trade names and trademarks identified as part of the allocation of reorganization value.

(3)	Reflects elimination of bankruptcy reorganization expenses.

(4)	Reflects adjustment of interest expense for the $230,000 reduction of Senior Subordinated Notes pursuant to the Plan of Reorganization and interest under the revolving credit facility and term loan dated October 20, 2004.

(5)	Reflects the adjustment of the amortization of net deferred financing fees for the revolving credit facility and term loan dated October 20, 2004.

(6)	Reflects income before income taxes at a 40% effective tax rate. No consideration has been given to our deferred tax assets, including net operating loss carryforwards, which are fully offset by a valuation allowance as any reversal of the valuation allowance will offset goodwill first, then intangible assets and then increase additional paid-in capital in accordance with SOP 90-7.

INTERNATIONAL WIRE GROUP, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003
(In thousands, except share and per share data)

	As Reported	Adjustments		Pro Forma

Net sales	$389,334	$—		$389,334
Operating expenses:
Cost of goods sold	317,991	—		317,991
Selling, general and administrative expenses	30,764	—		30,764
Depreciation	21,510	(11,847	)(1)	9,663
Amortization	3,628	1,835	(2)	5,463
Goodwill impairment	2,973	—		2,973
Reorganization expense	2,172	—		2,172
Impairment and plant closing charges	2,884	—		2,884
Gain on sale of property, plant and equipment	(8)	—		(8)

Operating income	7,420	10,012		17,432
Other income/(expense):
Interest expense	(42,013)	29,179	(3)	(12,834)
Amortization of deferred financing fees	(4,873)	4,441	(4)	(432)
Other, net	(52)	—		(52)

Income/(loss) from continuing operations before income tax provision	(39,518)	43,632		4,114
Income tax provision	291	1,355	(5)	1,646

Income/(loss) from continuing operations	$(39,809)	$42,277		$2,468

Pro forma basic and fully diluted net income/(loss) from continuing operations per share	$(3.98)			$0.25

Pro forma weighted average basic and diluted shares outstanding (unaudited)	10,000,002

(1)	Reflects the adjustment to depreciation relating to the adjustment to fair market value and adjusted remaining useful lives of the existing property, plant and equipment.

(2)	Reflects the additional amortization of customer contracts, trade names and trademarks identified as part of the allocation of reorganization value.

(3)	Reflects adjustment of interest expense for the $230,000 reduction of Senior Subordinated Notes pursuant to the Plan of Reorganization and interest under the revolving credit facility and term loan dated October 20, 2004.

(4)	Reflects the adjustment of the amortization of net deferred financing fees for the revolving credit facility and term loan dated October 20, 2004.

(5)	Reflects income from continuing operations before income taxes at a 40% effective tax rate. No consideration has been given to our deferred tax assets, including net operating loss carryforwards, which are fully offset by a valuation allowance as any reversal of the valuation allowance will offset goodwill first, then intangible assets and then increase additional paid-in capital in accordance with SOP 90-7.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected consolidated financial data and other operating information of our company. The following data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statements of operations data for fiscal years ended December 31, 2003, 2002 and 2001, and the consolidated balance sheet data as of December 31, 2003 and 2002, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of fiscal years ended 2001, 2000 and 1999, and the selected consolidated statement of operations data for the fiscal years ended 2000 and 1999 are derived from audited financial statements not included in this prospectus. The unaudited consolidated statement of operations data for the nine months ended September 30, 2004 and 2003 and the unaudited consolidated balance sheet data at September 30, 2004, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the nine months ended September 30, 2004 should not be considered indicative of results expected for the full fiscal year.

						Nine Months Ended
	Year Ended December 31,
						September 30,	September 30,
	2003	2002	2001	2000	1999	2004	2003

						(Unaudited)
Consolidated Statements of Operations Data
(in thousands)
Net sales	$389,334	$402,719	$425,130	$564,250	$481,665	$414,381	$285,504
Operating expenses:
Cost of goods sold	317,991	320,479	349,295	419,172	346,975	354,686	232,998
Selling, general and administrative expenses(1)	30,764	32,100	23,497	47,123	40,504	25,402	22,116
Depreciation	21,510	24,517	27,465	27,336	26,905	15,360	17,307
Amortization	3,628	3,128	9,010	8,870	8,632	2,626	2,719
Goodwill impairment	2,973	24,355	—	—	—	—	—
Reorganization expense	2,172	—	—	—	—	3,062	480
Impairment, unusual and plant closing charges(2)	2,884	—	12,855	650	—	595	814
(Gain)/loss on sale of property, plant and equipment	(8)	(64)	(344)	543	—	—	—

Operating income/(loss)	7,420	(1,796)	3,352	60,556	58,649	12,650	9,070
Bankruptcy reorganization expense	—	—	—	—	—	(6,155)	—
Other income/(expense):
Interest expense	(42,013)	(36,520)	(35,237)	(40,804)	(43,955)	(15,367)	(30,138)
Write off of debt issuance costs upon debt extinguishment	—	—	—	(4,820)	—	—	—
Amortization of deferred financing costs	(4,873)	(2,123)	(1,346)	(2,097)	(2,521)	(5,991)	(4,098)
Other, net	(52)	(395)	(318)	(222)	—	(97)	135

Income/(loss) from continuing operations before income tax provision/(benefit) and cumulative effect of change in accounting principle	(39,518)	(40,834)	(33,549)	12,613	12,173	(14,960)	(25,031)
Income tax provision/(benefit)	291	33,960	(18,895)	5,726	4,613	642	174

						Nine Months Ended
	Year Ended December 31,
						September 30,	September 30,
	2003	2002	2001	2000	1999	2004	2003

						(Unaudited)
Income/(loss) from continuing operations before cumulative effect of change in accounting principle	(39,809)	(74,794)	(14,654)	6,887	7,560	(15,602)	(25,205)
Income/(loss) from discontinued operations, net of income taxes of $0, $0, ($2,150), ($1,261), $4,355, $— and $0, respectively	(6,929)	(4,000)	(2,850)	(157)	6,364	—	(4,500)

Income/(loss) before cumulative effect of change in accounting principle	(46,738)	(78,794)	(17,504)	6,730	13,924	(15,602)	(29,705)
Cumulative effect of change in accounting for goodwill in 2002, net of tax benefit of $19,408 and start up costs in 1999, net of tax benefit of $592	—	(54,504)	—	—	(818)	—	—

Net income/(loss)	$(46,738)	$(133,298)	$(17,504)	$6,730	$13,106	$(15,602)	$(29,705)

						As of
	As of December 31,
						September 30,	September 30,
	2003	2002	2001	2000	1999	2004	2003

	(In thousands)					(Unaudited)
Consolidated Balance Sheet Data
Cash and cash equivalents	$25,981	$2,546	$8,017	$32,244	$7,425	$6,058	$43,283
Working capital	(298,649)	66,299	84,540	126,145	109,735	(316,061)	96,581
Total assets	392,335	363,510	511,943	585,734	678,107	388,865	410,420
Total debt	397,135	325,521	331,792	335,433	535,944	391,209	396,433
Total shareholders’ equity/(deficit)	(88,628)	(52,353)	77,581	107,749	(19,730)	(104,061)	(80,104)

						Nine Months Ended
	Year Ended December 31,
						September 30,	September 30,
	2003	2002	2001	2000	1999	2004	2003

						(Unaudited)
Other Data
Depreciation and amortization	$25,138	$27,645	$36,475	$36,206	$35,537	$17,986	$20,026
Capital expenditures	13,970	11,505	25,968	22,469	19,883	7,171	9,295

(1)	Includes non-cash compensation expense income related to stock appreciation of Holding Class A Common Stock (as defined herein) in the amount of $0, $0, $(10,393), $80 and ($1,542) for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively, and $0 and $0 for the nine months ended September 30, 2004 and 2003.

(2)	Consists of charges related to the closure and consolidation of certain facilities and administrative and corporate reorganizations and impairment of fixed assets related to the plant consolidations of $2,884 in 2003, $12,855 in 2001, $650 in 2000 and $595 for the nine months ended September 30, 2004 (See “Note 10 to our Consolidated Financial Statements — Years Ended December 31, 2003, 2002 and 2001” included herein).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

      We, together with our subsidiaries, are a leading manufacturer and marketer of wire products, including bare and tin-plated copper wire and insulated copper wire products, for other wire suppliers and original equipment manufacturers or “OEMs”. Our products include a broad spectrum of copper wire configurations and gauges with a variety of electrical and conductive characteristics and are utilized by a wide variety of customers primarily in the appliance, automotive, electronics and data communications and general industrial/energy industries. We manufacture and distribute our products at 20 facilities located in the United States, Mexico, France, Italy and the Philippines. We operate our business in the following segments:

•	Bare Wire Products. Our bare and tin-plated copper wire products (or conductors) are used to transmit digital, video and audio signals or conduct electricity and are sold to a diverse customer base of over 1,000 insulated wire manufacturers and various industrial OEMs for use in computer and data communications products, general industrial, energy, appliances, automobiles and other applications.

•	Insulated Wire Products. Our insulated wire products (copper conductors insulated with plastic or other polymeric compounds) are primarily manufactured for the automotive and appliance end-user markets. Our insulated wire products are used in the assembly of wire harnesses that are installed in both automobiles and appliances. A wire harness is comprised of an assembly of wires with connectors and terminals that transmit electricity between two or more end points. We also participate in niche businesses, including high temperature silicone and medical equipment markets.

Demand for our products is directly related to two primary factors:

•	demand for the end products in which our products are incorporated; and

•	our ability to compete with other suppliers in the industries we serve.

      Important indicators of demand for all of our products include a number of general economic factors such as gross domestic product, interest rates and consumer confidence. In specific industries, management also monitors the following factors:

•	Automobiles — industry production statistics, which are influenced by labor relations issues, regulatory requirements and trade agreements. Year-to-date September 30, 2004, automotive industry production volumes were down 1.4% versus the same period for 2003. Based upon recent announcements by auto manufacturers, we anticipate that this trend will continue for the fourth quarter of 2004.

•	Appliances — industry shipment statistics for items such as refrigerators, freezers, washers, dryers, ranges and dishwashers. These statistics are impacted by replacement rates for existing appliances, housing starts, existing home sales and mortgage refinancing rates. Year-to-date September 30, 2004, industry shipments were 7.6% over the same period for 2003.

•	Electronics/data communications and industrial/energy — While the end user applications are very diverse, some of the contributing factors of demand in the markets include technology spending and major industrial and/or infrastructure projects, including build-out of computer networks, mining development, oil exploration and production projects, mass transit and general commercial and industrial real estate development.

      We compete with other suppliers of wire products on the basis of price, quality, delivery and the ability to provide a sufficient array of products to meet most of our customers needs. We believe our state of the art production equipment permits us to provide a high quality product while also permitting us to more efficiently manufacture our products, which assists in our ability to provide more competitively priced products. Also, we invest in engineering, research and development so that we can continue to provide our customers with the array of products and features they demand. Finally, we have located our production facilities near many of our customers’ manufacturing facilities which allows us to meet our customers’ delivery demands, including assisting with inventory management for just-in-time production techniques. Also, we believe there may be excess industry-wide capacity in North America following the general recessionary conditions that started in 2001 and continued through much of 2003.

      A portion of our revenues is derived from processing customer-owned (“tolled”) copper. The value of tolled copper is excluded from both our sales and costs of sales, as title to these materials and the related risks of ownership do not pass to us.

      Our expenses in producing these products fall into three main categories — raw materials, including copper and insulating material (PVC and XPLE compounds), labor and to a lesser extent utilities. Copper is the primary raw material incorporated in all of our products. As a world traded commodity, copper prices have historically been subject to fluctuations. Copper prices are affected by a number of factors, including worldwide demand, mining and transportation capacity and political instability. Copper supply is generally affected by the number and capacity of the mines that produce copper. For instance, production problems at a single major mine can impact worldwide supply and prices. The September year to date average price per pound of copper based upon The New York Mercantile Exchange, Inc. (“COMEX”) was $0.77 in 2003, compared to $1.25 in 2004. Copper prices have increased from 2003 levels as a result of a combination of higher demand in China, a weak U.S. dollar, an Indonesian mine disaster and stockpiling by Chilean producers. We attempt, where possible, to minimize the impact of these fluctuations on our profitability through pass-through arrangements with our customers, which are based on similar variations of monthly copper price formulas. These formulas for our insulated wire customers do not, however, include adjustments for the fluctuations in the premiums charged to convert copper cathode to copper rod and deliver it to the required location As of September 30, 2004, premium per pound of copper sourced in North America increased 20.7% from the cost in effect as of January 1, 2004. As noted below, a severe increase in the price of copper can have a negative impact on our liquidity.

      Other major raw materials we consume include PVC and XPLE compounds. The prices of these items are generally tied to world oil prices and have increased significantly in 2004. World oil prices are impacted by a number of factors, including seasonal fluctuations, political instability and meteorological events. Since January 1, 2004, the price of a barrel of oil has increased 71.0%. Correspondingly, since January 1, 2004, the price of PVC and XPLE compounds has increased 20.1% and 10.8%, respectively. Our contracts with customers for insulated wire do not include adjustments for fluctuations in the price of oil or PVC or XPLE compounds.

      Our labor and utility expenses are directly tied to our level of production. While the number of employees we use in our operations has fluctuated with sales volume, our cost per employee continues to rise with increases in wages and the costs of providing medical coverage, worker’s compensation and other fringe benefits to employees. The cost of providing medical coverage is impacted by continued inflation in medical products and services. Utility rates vary by season and the prices for coal, natural gas and other similar commodities which are used in the generation of power. We attempt to manage our utility rates through usage agreements which affect our power usage during peak usage hours.

Bankruptcy and Reorganization

      We filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on March 24, 2004. The petition was filed with the United States Bankruptcy Court for the

Southern District of New York. The petition related to us and each of our domestic subsidiaries, including Camden Wire Co., Inc., International Wire Rome Operations, Inc., IWG Resources LLC, Omega Wire, Inc., OWI Corporation and Wire Technologies, Inc.

      Our Chapter 11 bankruptcy petition was directly related to the significant downturn in the industrial/energy and electronics/data communications markets and by increased competitive pricing pressures in the automotive market that accelerated in 2001 and continued to increase through the filing date. The economic downturn and competitive pricing pressures resulted in lower sales, lower margins, and weaker cash flows than originally expected. Starting in 2001, we began implementing a series of measures to realign our operations and reduce costs. Among other measures, we closed eight plants by consolidating production capacity in the remaining plants, opened our Durango, Mexico plant, and sought new market opportunities in Mexico, Asia and Central America. Despite these measures, it became apparent that to operate profitably, we would have to restructure our debt. On December 1, 2003, we announced that we would not make our subordinated $18.0 million interest payment on our then outstanding subordinated obligations due on December 1, 2003. Beginning in December 2003, we began negotiations with holders of our subordinated debt regarding restructuring our debt. On December 31, 2003, we defaulted on our subordinated obligations, which also triggered the cross default provisions of our senior indebtedness.

      In connection with our bankruptcy, we entered into a $140 million debtor-in-possession or “DIP” facility. The proceeds of the DIP facility were used to repay our existing 10 3/8% Senior Secured Notes due 2005 and to provide financing for our business during the bankruptcy proceedings.

      In accordance with an agreement we reached with the holders of our senior subordinated debt holding more than one-half of the principal amount of such indebtedness or approximately $152.5 million, and the holder of our common stock, we filed a proposed Plan of Reorganization, referred to as the “Plan”, on May 10, 2004, which was amended and restated on June 10, 2004, and further amended and restated on June 24, 2004. The Plan was accepted by both of the impaired classes voting on the Plan. Our other creditors, including holders of other priority claims, secured claims, general unsecured claims, tort claims, intercompany claims and subsidiary equity interests held unimpaired claims and were conclusively presumed to have accepted the Plan. The Plan became effective and we emerged from bankruptcy on October 20, 2004. The Plan provided for, among other things:

•	issuance of approximately 10 million shares of our common stock to holders of senior subordinated indebtedness and the former holder of all of our outstanding common stock;

•	issuance of new debt in the form of the Notes in the principal amount of $75 million to holders of our senior subordinated indebtedness; and

•	entry into an agreement for our $140 million senior credit facilities, the proceeds of which will be utilized to refinance our obligations under our debtor-in-possession facility and will provide funding for working capital and other general corporate purposes.

      In connection with our emergence from bankruptcy, we will adopt “fresh-start” reporting in accordance with Statement of Position (“SOP”) 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. Under “fresh-start” reporting, the reorganization value of our company will be allocated to our specific tangible and identified intangible net assets based on their fair value. Excess reorganization value will be reported as “goodwill.” As a result of the adoption of such “fresh-start” reporting, our post-emergence financial statements will not be comparable with our pre-emergence financial statements, including the historical financial statements included in this prospectus.

Recent Developments

      On November 19, 2004, we announced that we are considering strategic alternatives for our insulated wire division and have retained Rothschild, Inc. as our financial advisor for the process.

Results of Operations

      The following table sets forth certain statement of operations data in millions of dollars and percentage of net sales for the periods indicated:

	Nine Months Ended September 30,

	2004		2003

	(Unaudited)
Net sales	$414.4	100.0%	$285.5	100.0%
Operating expenses:
Cost of goods sold	354.7	85.6%	233.0	81.6%
Selling, general and administrative expenses	25.4	6.1%	22.1	7.7%
Depreciation and amortization	18.0	4.4%	20.0	7.0%
Reorganization expense	3.0	0.7%	0.5	0.2%
Impairment and plant closing charges	0.6	0.1%	0.8	0.3%

Operating income	$12.7	3.1%	$9.1	3.2%

	Year Ended December 31,

	2003		2002		2001

Net sales	$389.3	100.0%	$402.7	100.0%	$425.1	100.0%
Operating expenses:
Cost of goods sold	318.0	81.7%	320.5	79.6%	349.3	82.2%
Selling, general and administrative expenses:
Selling, general and administrative expenses, excluding item below	30.7	7.9%	32.1	8.0%	33.9	7.9%
Non-cash compensation income	0.0	0.0%	0.0	0.0%	(10.4)	(2.4)%

Total selling, general and administrative expenses	30.7	7.9%	32.1	8.0%	23.5	5.5%
Depreciation and amortization	25.1	6.4%	27.6	6.8%	36.5	8.6%
Goodwill impairment	3.0	0.8%	24.3	6.0%	—	0.0%
Reorganization expense	2.2	0.6%	—	0.0%	—	0.0%
Impairment, unusual and plant closing charges	2.9	0.7%	—	0.0%	12.8	3.0%
(Gain)/loss on sale of property, plant and equipment	0.0	0.0%	0.0	0.0%	(0.4)	0.0%

Operating income/(loss)	$7.4	1.9%	$(1.8)	(0.4)%	$3.4	0.7%

      We have two reportable segments: bare wire and insulated wire. The following table sets forth net sales and operating income/(loss) for the periods presented in millions of dollars and percentages of totals:

	Nine Months Ended September 30,

	2004		2003

	(Unaudited)
Net sales:
Bare Wire	$247.7	60%	$163.4	57%
Insulated Wire	171.8	41%	125.5	44%
Elimination	(5.1)	(1)%	(3.4)	(1)%

Total	$414.4	100%	$285.5	100%

Operating income/(loss):
Bare Wire	$18.5	114%	$15.2	137%
Insulated Wire	(2.3)	(14)%	(4.1)	(37)%

Sub-total	16.2	100%	11.1	100%

Corporate	(3.5)		(2.0)

Total	$12.7		$9.1

	Year Ended December 31,

	2003		2002		2001

Net sales:
Bare Wire	$221.7	57%	$224.4	56%	$240.8	57%
Insulated Wire	172.7	44%	185.7	46%	190.1	44%
Elimination	(5.1)	(1)%	(7.4)	(2)%	(5.8)	(1)%

Total	$389.3	100%	$402.7	100%	$425.1	100%

Operating income/(loss):
Bare Wire	$19.1	116%	$23.3	597%	$19.0	904%
Insulated Wire	(2.6)	(16)%	(19.4)	(497)%	(16.9)	(804)%

Subtotal	16.5	100%	3.9	100%	2.1	100%

Corporate	(9.1)		(5.7)		1.3

Total	$7.4		$(1.8)		$3.4

Nine Months Ended September 30, 2004 versus Nine Months Ended September 30, 2003

      Net sales were $414.4 million and $285.5 million for the nine months ended September 30, 2004 and 2003, respectively. Sales for the nine months ended September 30, 2004 were $128.9 million, or 45.1% above comparable 2003 levels from strong volume increases in demand for both bare wire and insulated wire products and to all markets served, and a $64.4 million increase in the average cost and selling price of copper. The average price of copper based upon COMEX increased to $1.25 per pound for the nine months ended September 30, 2004 from $.77 per pound for the nine months ended September 30, 2003.

      Bare wire segment net sales for the nine months ended September 30, 2004 were $247.7 million, or an increase of $84.3 million or 51.6%. This increase was primarily the result of increased sales demand to customers supplying the electronics/ data communications, industrial/ energy and appliance markets as the result of an improving U.S. general economy, increased sales to General Cable Corporation and the previously mentioned increase in the average cost and selling price of copper. Insulated wire segment net sales for the nine months ended September 30, 2004 were $171.8 million compared to $125.5 million in the nine months ended September 30, 2003, for an increase of $46.3 million, or 36.9%. Higher sales resulted from increased automotive sales through market share gains with one large Tier I customer as industry-wide automotive production was down slightly year-over-year and the previously mentioned increase in the average cost and selling price of copper.

      Cost of goods sold as a percentage of sales increased to 85.6% for the nine months ended September 30, 2004, from 81.6% for the same period in 2003. The change was primarily due to the increase in the average cost and selling price of copper. Competitive pricing pressures and higher insulating compound material, tin, transportation and utility costs also contributed to the increase in cost of goods sold in 2004 as a percent of sales.

      Selling, general and administrative expenses were $25.4 million for the nine months ended September 30, 2004, compared to $22.1 million for the same period in 2003. This increase of $3.3 million was the result of higher accruals for personnel related costs and volume related amounts. These expenses, as a percent of net sales, decreased from 7.7% for the nine months ended September 30, 2003 to 6.1% for the nine months ended September 30, 2004, primarily from the effect of increased sales volume and higher copper costs and selling prices.

      Depreciation and amortization was $18.0 million for the nine months ended September 30, 2004, compared to $20.0 million for the same period in 2003, from lower depreciation on property, plant and equipment as the result of items being fully depreciated.

      Reorganization expenses relating to the Chapter 11 bankruptcy filing and the related process preceding the bankruptcy filing were $3.0 million for the nine months ended September 30, 2004, compared to $0.5 million for the same period in 2003.

      Impairment and plant closing charges for the nine months ended September 30, 2004 and September 30, 2003 were $0.6 million and $0.8 million, respectively. These charges relate to shutdown expenses, including occupying costs.

      Operating income/ (loss) for the nine months ended September 30, 2004 was $12.7 million compared to $9.1 million for the 2003 period or an increase of $3.6 million, or 39.6%. Bare wire segment operating income of $18.5 million for the 2004 period increased by $3.3 million, or 21.7% primarily from the impact of higher sales volume partially offset by higher tin, transportation and utility costs. Insulated wire segment’s operating loss improved from ($4.1) million for the nine months ended September 30, 2004 to ($2.3) million for the nine months ended September 30, 2003. This improvement resulted from higher sales volume, lower depreciation and shifting of production to lower cost facilities. These factors were partially offset by competitive pricing pressures and higher insulated compound material compound costs. In addition, operating income in the 2004 period was impacted by $3.0 million of pre-petition reorganization expenses compared to $0.5 million in the 2003 period.

      Income tax provisions were $0.6 million and $0.2 million for the nine months ended September 30, 2004 and 2003, respectively. The tax provisions represent certain state and foreign income taxes only.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Net sales for the year ended December 31, 2003 were $389.3 million, representing a $13.4 million, or 3.3% decrease compared to 2002. This decrease was primarily from lower sales to customers supplying the automotive industry and the appliance industry. Partially offsetting the decrease were higher sales of bare wire products to customers supplying the electronics/ data communications and industry/ energy markets during the fourth quarter of 2003 as well as a $1.7 million increase in the average cost and selling price of copper. The average price of copper based upon COMEX increased to $.81 per pound for the year ended December 31, 2003 from $.72 for 2002.

      Bare wire segment net sales for the year ended December 31, 2003 were $221.7 million compared to $224.4 million for the year ended December 31, 2002. This decrease of $2.7 million, or 1.2%, was primarily the result of lower sales to the automotive industry from lower industry-wide production levels and the loss of certain platforms by one of our large customers. Net sales for 2003 to the industrial/ energy and electronics/ data communications markets were lower than in 2002, but improved in the fourth quarter as industrial activity in the U.S. began to improve. Insulated wire segment net sales for the year 2003 were $172.7 million for a decrease of $13.0 million, or 7.0% of net sales from the year 2002, on lower sales to automotive and appliance customers. Automotive sales decreased as the result of lower automotive industry production levels and a reduced concentration with a large customer. Appliance sales decreased as inventory levels were reduced by our customers.

      Cost of goods sold as a percentage of sales increased to 81.7% for the year ended December 31, 2003 from 79.6% in 2002. This change was primarily due to competitive pricing pressures, operational inefficiencies from lower production levels and increased insulating compound material costs.

      Selling, general and administrative expenses were $30.7 million for the year ended December 31, 2003, compared to $32.1 million in 2002. Included in the 2003 period was a $1.0 million charge for payments to be made to our former Chief Executive Officer under his employment agreement. Excluding this charge, the selling, general and administrative expenses decreased $2.4 million which was primarily the result of volume related items, continued cost reductions (including headcount reductions), lower bad debt provisions and reduced accruals for personnel related costs. These expenses, as a percent of net sales, decreased slightly from 8.0% for the year ended December 31, 2002 to 7.9% for the year ended December 31, 2003.

      Depreciation and amortization was $25.1 million for the year ended December 31, 2003, compared to $27.6 million in 2002 from lower depreciation on property, plant and equipment.

      Goodwill impairment of $3.0 million and $24.3 million were recognized in 2003 and 2002, respectively, following the 2002 adoption of SFAS No. 142 “Goodwill and Other Intangible Assets”. This was the result of further declines in the fair value of certain of the Company’s reporting units.

      We retained Rothschild, Inc. as our independent financial advisor and Weil, Gotshal & Manges LLP as our legal advisors to assist in the process of negotiations with an Ad Hoc Committee (“Committee”) of Bondholders holding our 11 3/4% Senior Subordinated Notes and 14% Senior Subordinated Notes. The Committee selected Stroock & Stroock & Lavan LLP as its legal advisors and Houlihan Lokey Howard & Zukin as its financial advisors. During the year ended December 31, 2003, $2.2 million was incurred for professional fees and other related costs for these activities. There was no similar charge in 2002.

      Impairment and plant closing charges of $2.9 million for the year ended December 31, 2003 related to the closing of the Kendallville, Indiana plant in June 2003 and other previously closed plants together with a fixed asset impairment charge. A portion of the equipment from these facilities is being relocated to the Durango, Mexico plant with the remainder being taken out of service. In addition, the fair market values of the properties held for resale were re-evaluated. As a result, a fixed asset impairment charge of $2.4 million was recorded in 2003. Additional charges of $0.3 million are expected to be incurred related to the shutdown expenditures, including occupying costs, and are expected to be incurred over the next twelve months.

      Operating income/ (loss) for the year ending December 31, 2003 increased to $7.4 million from ($1.8) million in 2002. Bare wire segment operating income for the year 2003 was $19.1 million compared to $23.3 million in 2002. This decrease of $4.2 million, or 18.0%, was primarily attributable to lower sales volume and competitive pricing pressures. Operating (loss) for the insulated wire segment of ($2.6) million for the year 2003 improved from ($19.4) million in 2002 primarily from a $20.5 million goodwill impairment charge in 2002 with no such charge in 2003. Operating income in 2003 was also impacted by a $1.0 million charge for payments to be made to our former Chief Executive Officer and $2.2 million of pre-petition reorganization expense.

      The income tax provision for the year ended December 31, 2003 was $0.3 million, compared to a tax provision of $34.0 million in the year ended December 31, 2002. A full valuation allowance was recorded in the fourth quarter of 2002. Accordingly, the $0.3 million tax provision in 2003 represents the provision for certain state and foreign income taxes only.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Net sales for the year ended December 31, 2002 were $402.7 million, representing a $22.4 million, or 5.3% decrease compared to 2001. This decrease was primarily the result of lower volume from weak economic conditions in the United States, including reduced demand for bare wire products from customers supplying the electronics/ data communications and industrial/ energy markets, and the impact of a slight decrease in the average cost and selling price of copper. The average price of copper based upon COMEX decreased to $0.72 per pound during 2002 from $0.73 per pound during 2001. Partially offsetting these factors were higher sales to consumer-driven automotive and appliance markets.

      Bare wire segment net sales for the year ended December 31, 2002 were $224.4 million compared to $240.8 million for the year 2003 for a decrease of $16.4 million, or 6.8%. Demand for our products serving the electronics/ data communications and industrial/ energy markets were weaker in 2002 compared to 2001 as the U.S. recessionary economy lead to lower demand for business capital spending projects. Partially offsetting these factors, was increased market share from customers supplying the appliance industry. Insulated wire segment sales declined from $190.1 million in 2001 to $185.7 million in 2002. This decrease of $4.4 million, or 2.3%, resulted from reduced sales to distribution customers supplying the appliance industry partially offset by increased automotive sales from higher industry-wide production and expansion with one large Tier I customer.

      Cost of goods sold as a percentage of sales decreased to 79.6% for the year ended December 31, 2002, from 82.2% for the same period in 2001. This improvement in 2002 was the result of the favorable effects of the 2001 plant consolidation and realignment actions and continued cost reductions partially offset by product mix, and competitive price pressures. In connection with the decline in the average price of copper during 2001, we recorded a non-cash inventory valuation adjustment of $10.0 million to reduce the LIFO valuation of copper in inventory to the lower of LIFO cost or market. There was no such charge in 2002.

      Selling, general and administrative expenses (excluding non-cash compensation income) were $32.1 million for the year ended December 31, 2002, compared to $33.9 million for 2001. This decrease of $1.8 million was the result of the favorable impact of actions taken in 2001 including headcount reductions, administrative and corporate reorganizations and volume related items. These impacts were partially offset by higher bad debt and insurance costs. These expenses as a percent of net sales remained constant at 8.0% for 2002 and 2001.

      Depreciation and amortization was $27.6 million for the year ended December 31, 2002, compared to $36.5 million for 2001. The decrease of $8.9 million was primarily due to the elimination of goodwill amortization in 2002 as required under SFAS No. 142 and the closure and consolidation of certain production facilities in 2001.

      Goodwill impairment of $24.3 million was recognized in 2002 following the 2002 adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” as a result of a further decline in the fair value of certain of our reporting units.

      In 2001, we announced our plan for a realignment and consolidation of production capacity and initiated the closing of seven facilities located in Alabama (3), Indiana (2) and Arkansas (2). Six of these facilities were closed by the end of 2001, with one facility in Alabama closed in the first quarter of 2003. The production capacity from the closed locations was primarily transferred and consolidated into our existing manufacturing facilities in our remaining Indiana, Texas and New York locations, which were expanded, as necessary, to accommodate the production transfer. In addition to the plant consolidations, we purchased an existing plant site for a “Greenfield” insulated wire operation in Mexico. This plant is located in Durango, Mexico, which is approximately 600 miles south of the U.S./ Mexican border. The startup of this Mexican facility began in the third quarter of 2001, and production and customer shipments started in the third quarter of 2002. In addition to the capacity realignment, we also consolidated certain selling, general and administrative functions, including a corporate reorganization. As a result of these actions, along with the plant consolidations, 236 employees were terminated.

      Unusual charges from plant closures and selling, general and administrative headcount reductions for the year ended December 31, 2001 were $7.4 million. In connection with the plant consolidations in 2001, we performed an analysis of the closed facilities and the machinery and equipment that was not moved and consolidated into existing facilities. Based on the results of this analysis, a non-cash impairment loss of $5.5 million was recorded, which represented the difference between management’s estimate of the fair market value of the remaining facilities and equipment and the carrying value of those assets. There was no such charge in the comparable period in 2002.

      We recorded a gain on the sale of property, plant and equipment of $0.1 million and $0.3 million in 2002 and 2001, respectively.

      For the year ended December 31, 2002, operating income/(loss) was ($1.8) million including the $24.3 million goodwill impairment charge. Operating income for the year 2001 of $3.4 million included $18.6 million of impairment, unusual and plant closing charges, a $10.0 million non-cash LIFO inventory charge and $10.4 million of non-cash compensation income. Bare wire segment operating income for the year 2002 of $23.3 million increased by $4.4 million as lower goodwill amortization partially offset the impact of reduced sales volume. Operating income/(loss) in 2002 for the insulated wire segment of ($19.4) million was lower than 2001 levels of ($16.9) million primarily from the $20.5 goodwill impairment charge in 2002 exceeding the 2001 impairment, unusual and plant closing and non-cash LIFO inventory charge. Amortization was lower in 2002 for both segments as a result of the elimination of goodwill amortization as required under SFAS No. 142.

Critical Accounting Policies

      The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires us to use estimates and assumptions regarding certain types of our assets, liabilities, revenues and expenses. We base these estimates and assumptions upon the best information available at the time of the estimates or assumptions. Actual results could change materially from our estimates and assumptions. The following is a discussion of certain of our critical accounting policies and the related management estimates and assumptions necessary in determining the value of related assets or liabilities. A full description of our critical accounting policies is included in Note 2 to the Consolidated Financial Statements — Years Ended December 31, 2003, 2002 and 2001 included herein.

Revenue Recognition

      Sales and related costs of goods sold are included in income when the goods are shipped to customers in accordance with the delivery terms which are generally F.O.B. destination for bare wire products and F.O.B. shipping point for insulated wire products. We offer our customers the right to return products that do not meet the specific requirements set forth in the customer’s purchase order. We record a provision for the estimated amount of such returns based on historical experience and any notification received of pending returns. While such returns have historically been within our expectations and the provisions established, we cannot guarantee that the same return rates will continue. Any significant increase in credit returns could have a material adverse impact on our operating results for the period or periods in which such returns materialize.

Accounts Receivable

      We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that the historical credit loss rates will continue in the future. Since we have a number of relatively large customers, a significant change in the liquidity or financial position of one of these customers could have a material adverse impact on the collectibility of our accounts receivables and our future operating results.

Inventories

      Inventories are valued at the lower of cost, determined using the last in, first out (“LIFO”) method, or the current estimated market value of the inventory. Because the main component of our products is copper, a worldwide traded commodity, the estimated fair market value of the inventory is subject to wide fluctuations. Any significant decline in the average COMEX price of copper can result in an inventory valuation adjustment. See “Note 3 to the Consolidated Financial Statements” included herein.

Deferred Taxes

      We establish deferred tax assets and liabilities based on profits or losses in each jurisdiction in which we operate. Associated valuation allowances reflect the likelihood of the recoverability of these assets. Our judgment of the recoverability of these assets is based primarily on our estimate of current and expected future earnings as well as prudent and feasible tax planning strategies. Any reversal of valuation allowance established in fresh-start accounting upon emergence from bankruptcy will first offset goodwill, then intangible assets and then increase additional paid-in capital in accordance with SOP 90-7.

      As a result of the reorganization, the Company underwent an ownership change within the meaning of Section 382 of the Internal Revenue Code (IRC). As a result, the Company is subject to an annual limitation of approximately $8 million on the amount of NOL and credit carryforwards and other built in losses, consisting principally of the bad debt reserves and amortization deductions, which the Company may utilize in the U.S.

      A debtor is not required to include gain on the discharge of debt in income if the debt discharge occurs in bankruptcy. However, IRC Section 108 requires that the debtor’s NOL, capital and credit carryovers first be reduced and then tax basis in assets be reduced. The Company expects to reduce available current year tax losses and NOL carryforwards by approximately $102 million as a result of the bankruptcy reorganization. After consideration of this reduction, the Company expects to have NOL carryforwards of approximately $61 million as of September 30, 2004, available to offset future federal taxable income. These NOL carryforwards expire in varying amounts in the years 2021 to 2023 if not utilized.

Long Lived Assets

      We review the net realizable value of our long-lived assets through an assessment of the estimated future cash flows related to those assets. In the event we determine that the carrying values of long-lived assets are in excess of estimated gross future cash flows for those assets, we will write-down the value of the assets to a level commensurate with a discounted cash flow analysis of the estimated future cash flows. As for goodwill, we compare the carrying value of our reporting units to the fair value of such units based primarily on the reporting unit’s cash flows. To the extent the carrying value exceeds such fair value, the respective goodwill is written down to its fair value.

      We test for goodwill impairment annually and also between annual tests if an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit below the unit’s carrying amount. Performing the impairment test requires us to estimate the fair values using the present value of estimated future cash flows. We will perform our annual impairment test for 2004 in the fourth quarter of 2004, and an interim date in 2004 should it become apparent that we will not meet our cash flow estimates for 2004 or in future years. A significant downward revision in the estimated fair value of future cash flows could result in a material impairment of our remaining goodwill.

Liquidity and Capital Resources

Working Capital and Cash Flows

      Net cash used in continuing operations was $8.8 million for the nine months ended September 30, 2004, compared to net cash provided by continuing operations of $13.5 million for the nine months ended September 30, 2003. The decrease was primarily the result of increased accounts receivable and inventories from higher sales volume and the effect of higher copper prices.

      Net cash used in investing activities for capital expenditures was $7.2 million for the nine months ended September 30, 2004, compared to $9.3 million for the nine months ended September 30, 2003 primarily from reduced year-over-year expenditures for machinery and equipment additions in our Cebu, Philippines plant facility.

      Net cash used in financing activities was $3.7 million for the nine months ended September 30, 2004, compared to net cash provided by financing activities of $39.7 million for the nine months ended September 30, 2003. The decrease was the result of net debtor-in-possession borrowings of $84.0 million in 2004 used to repay $82.0 million of Senior Secured Notes which were issued in the second quarter of 2003.

Financing Arrangements

      At the time of the filing of our bankruptcy petition, we had outstanding:

•	$82.0 million principal amount of 10.375% Senior Secured Notes (the “Senior Secured Notes”) due February 28, 2005;

•	$150.0 million in principal amount of 11 3/4% Senior Subordinated Notes due June 1, 2005;

•	$150.0 million in principal amount of 11 3/4% Series B Senior Subordinated Notes due June 1, 2005; and

•	$5.0 million in principal amount of 14% Senior Subordinated Notes due June 1, 2005 (the subordinated notes collectively, the “Subordinated Notes”); and

•	$2.2 million of capital lease obligations.

      In connection with our bankruptcy, we entered into a $140 million debtor-in-possession or “DIP” facility. The proceeds of the DIP facility were used to repay the Senior Secured Notes and to provide financing for our business during the bankruptcy proceedings. The Subordinated Notes were cancelled in our bankruptcy.

      Concurrently with the consummation of our reorganization, we and our domestic subsidiaries entered into (1) a credit agreement which provides for a five year senior revolving credit facility in an amount of up to $110.0 million (including, as a sub-facility of the revolving credit facility, a $25 million letter of credit facility), and (2) a credit agreement which provides for a $30.0 million five year senior term loan facility. The proceeds of these facilities were used to repay our DIP facility and for working capital and other general corporate purposes. We also issued the Notes to the former holders of our Subordinated Notes. For description of the terms of these facilities and the Notes, please see “Description of Indebtedness.”

Liquidity

      We require cash for working capital, capital expenditures, debt service and taxes. Our working capital requirements generally increase when demand for our products increase or when copper or insulating materials increase significantly or rapidly. Our principal sources of cash are generated from operations and availability under our debt financing arrangements. We expect that ongoing requirements for working capital, capital expenditures, debt service and taxes will be funded from operating cash flow and borrowings under our $110 million revolving credit facility dated October 20, 2004.

      As of September 30, 2004, we had $6.1 million of unrestricted cash and cash equivalents. Actual borrowings availability under our revolving credit facility is subject to a borrowing base calculation, generally based upon a percentage of eligible accounts receivable, inventory and property, plant and equipment. As of October 20, 2004, our borrowing base was $103.2 million and our outstanding indebtedness under the revolving credit facility (including outstanding letters of credit) was $68.7 million, resulting in a remaining availability as of such date of $34.5 million.

      During the next twelve months, we anticipate our capital expenditures will be approximately $17.3 million. In addition, we expect that our debt service obligations will be approximately $21.4 million. We expect our cash on hand, operating cash flow, together with available borrowings under the revolving credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures and debt service requirements. However, our ability to generate sufficient cash flow to meet our operating needs could be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. Any significant reduction in customer demand for our products, change in competitive conditions, increases in our major material components including copper and insulating materials, or adverse changes in economic conditions in the U.S. or worldwide could impact our ability to generate sufficient cash flow to fund operations.

      The historical financial statements found elsewhere in this prospectus were prepared on the basis we would continue as a going concern. On October 20, 2004, our Second Amended and Restated Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code was confirmed and we emerged from bankruptcy. The plan or reorganization involved the exchange of approximately $305 million of principal amount plus accrued interest of our 11.75% and 14% Senior Subordinated Notes for 96% of the Common Stock of Reorganized International Wire and $75 million of new 10% unsecured notes to be issued pursuant to the plan of reorganization. All other liabilities were unimpaired and will be paid with interest. In addition, we entered into an agreement for our $140 million senior credit facility. The proceeds of which were utilized to refinance our obligations under the debtor-in-possession facility and provide funding for working capital and other general corporate purposes.

Off-Balance Sheet Arrangements

      We have not historically utilized off-balance sheet financing arrangements and have no such arrangements as of September 30, 2004. However, we do finance the use of certain facilities and equipment under lease agreements provided by various institutions. Since the terms of these agreements meet the definitions of operating lease agreements, the sum of future lease payments is not reflected on our consolidated balance sheets. As of September 30, 2004, the future minimum lease payments under these arrangements totaled $4.0 million.

Contractual Obligations

      The following table sets forth our contractual obligations as of September 30, 2004 for the periods shown (dollars in millions):

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Debt(1)	$389.0	$389.0	$0.0	$0.0	$0.0
Capital lease obligations	2.2	0.8	0.3	0.4	0.7
Operating leases	4.0	0.7	2.6	0.7	0.0

Total contractual cash obligations	$395.2	$390.5	$2.9	$1.1	$0.7

(1)	Debt obligations are exclusive of interest.

Pro Forma Contractual Obligations

      The following table sets forth our pro forma contractual obligations as of September 30, 2004 as adjusted for the debt forgiveness effected on October 20, 2004 upon emergence from bankruptcy (dollars in millions):

					More
		Less Than			than
Pro Forma Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 years

Debt(1)	$169.1	$0.5	$12.8	$12.8	$143.0
Capital lease obligations	2.2	0.8	0.3	0.4	0.7
Operating leases	4.0	0.7	2.6	0.7	0.0

Total pro forma contractual cash obligations	$175.3	$2.0	$15.7	$13.9	$143.7

(1)	Debt obligations are exclusive of interest.

Recently Issued Accounting Standards

      In June 2004, the FASB issued FASB Staff Position (FSP) No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” This FSP provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) for employers that sponsor postretirement health care plans that provide prescription drug benefits. It says that if the benefits provided by a plan are actuarially equivalent to Medicare Part I, measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost on or after the date of enactment should reflect the effects of the Act. It also requires employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. The adoption of this FSP did not have a material impact on the Company’s consolidated financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities” (“VIEs”), an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 addresses how to identify a variable interest entity and provides guidance on when such an entity should be consolidated by an enterprise. In December 2003, the FASB issued a revision of FIN 46 (“FIN 46R”) to clarify some of the provisions of the Interpretation and to exempt certain entities from its requirements. We do not currently hold an interest in a variable interest entity; thus, the initial application of FIN 46 and FIN 46R did not affect our results of operations, financial position or disclosures.

Quantitative and Qualitative Disclosure About Market Risk

      We do not ordinarily hold market risk sensitive instruments for trading purposes. We do, however, recognize market risk from interest rate, foreign currency exchange and commodity price exposure.

Interest Rate Risk

      At November 19, 2004, approximately $86.4 million of $161.4 million of long-term debt, specifically, $84.7 million of borrowings under our senior credit facility, bear interest at variable rates. Given the current amount of long-term debt subject to variable interest rates, we do not believe that the associated interest rate risk is material and we are not currently engaged in any hedging activities.

Foreign Currency Risk

      We have operations in Mexico, France, Italy and the Philippines. Our operations may, therefore, be subject to volatility because of currency fluctuations. Sales and expenses are denominated in local currencies for the French and Italian operations and the U.S. Dollar is the functional currency for Mexico and the Philippines operations. As a result, these operations are subject to market risk with respect to fluctuations in the relative value of currencies. We evaluate from time-to-time various currency hedging programs that could reduce the risk.

      In terms of foreign currency translation risk, we are exposed primarily to the euro, the Mexican peso and the Philippine peso. Our net foreign currency investment in foreign subsidiaries and affiliates translated into United States dollars using month-end exchange rates at September 30, 2004 and year-end exchange rates at December 31, 2003, was $63.5 million and $58.2 million, respectively.

      At November 9, 2004, we had no financial instruments outstanding that were sensitive to changes in foreign currency rates.

Commodity Price Risk

      The principal raw material used by us is copper, which is purchased in the form of 5/16-inch rod from the major copper producers in North America, Europe and Asia. Copper rod prices are based on market prices, which are generally established by reference to the COMEX prices, plus a premium charged to convert copper cathode to copper rod and deliver it to the required location. As a worldwide traded commodity, copper prices have historically been subject to fluctuations. While fluctuations in the price of copper may directly affect the per unit prices of our products, these fluctuations have not had, nor are expected to have, a material impact on our profitability due to copper price pass-through arrangements that we have with our customers. These sales arrangements are based on similar variations of monthly copper price formulas. Use of these copper price formulas minimizes the differences between raw material copper costs charged to the cost of sales and the pass-through pricing charged to customers. These formulas for our insulated wire customers do not, however, include adjustments for the fluctuations in the premiums charged to convert copper cathode to copper rod and deliver it to the required location. As of September 30, 2004, premium per pound of copper sourced in North America increased 20.7% from the cost in effect as of January 1, 2004. A severe increase in the price of copper could negatively impact our short-term liquidity because of the period of time between our purchase of copper at an increased price and the time at which we receive cash payments after selling end products to customers reflecting the increased price.

      Other major raw materials we consume include PVC and XPLE compounds. The prices of these items are generally tied to world oil prices and have increased significantly in 2004. World oil prices are impacted by a number of factors, including seasonal fluctuations, political instability and meteorological events. Since January 1, 2004, the price of a barrel of oil has increased 71.0%. Correspondingly, since January 1, 2004, the price of PVC and XPLE compounds has increased 20.1% and 10.8%, respectively. Our contracts with customers for insulated wire do not include adjustments for fluctuations in the price of oil or PVC or XPLE compounds.

BUSINESS

Overview

      We, through our subsidiaries, are a leading manufacturer and marketer of wire products, including bare and tin-plated copper wire and insulated copper wire products, for other wire suppliers and original equipment manufacturers or “OEMs”. Our products include a broad spectrum of copper wire configurations and gauges with a variety of electrical and conductive characteristics and are utilized by a wide variety of customers primarily in the appliance, automotive, electronics and data communications, and general industrial/energy industries. We manufacture and distribute our products at 20 facilities located in the United States, Mexico, France, Italy and the Philippines.

•	Bare Wire Products. Our bare and tin-plated copper wire products (or conductors) are used to transmit digital, video and audio signals or conduct electricity and are sold to a diverse customer base of over 1,000 insulated wire manufacturers and various industrial OEMs for use in computer and data communications products, general industrial, energy, appliances, automobiles and other applications.

•	Insulated Wire Products. Our insulated wire products (copper conductors insulated with plastic or other polymeric compounds) are primarily manufactured for the automotive and appliance end-user markets. Our insulated wire products are used in the assembly of wire harnesses that are installed in both automobiles and appliances. A wire harness is comprised of an assembly of wires with connectors and terminals that transmit electricity between two or more end points. We also participate in niche businesses, including high temperature silicone and medical equipment.

      We were organized in 1995 as Omega Wire Corp. and subsequently changed our name to International Wire Group, Inc. We are incorporated in the state of Delaware. Our principal executive offices are located at 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105, and our telephone number at such address is (314) 719-1000.

Reorganization Under Chapter 11

      We filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on March 24, 2004. The petition was filed with the United States Bankruptcy Court for the Southern District of New York. The petition relates to us and each of our domestic subsidiaries, including Camden Wire Co., Inc., International Wire Rome Operations, Inc., IWG Resources LLC, Omega Wire, Inc., OWI Corporation and Wire Technologies, Inc.

      Our Chapter 11 bankruptcy petition was directly related to the significant downturn in the industrial/energy and electronics/data communications markets and by increased competitive pricing pressures in the automotive market that accelerated in 2001 and continued to increase through the filing date. The economic downturn and competitive pricing pressures have resulted in lower sales, lower margins, and weaker cash flows than originally expected. Starting in 2001, we began implementing a series of measures to realign their operations and reduce costs. Among other measures, we closed eight plants by consolidating production capacity in the remaining plants, opened our Durango, Mexico plant, and sought new market opportunities in Central and South America. Despite these measures, it became apparent that to operate profitably, we would have to restructure our debt. On December 1, 2003, we announced that we would not make our subordinated $18.0 million interest payment on our then outstanding subordinated obligations due on December 1, 2003. Beginning in December 2003, we began negotiations with holders of our subordinated debt regarding restructuring our debt. On December 31, 2003, we also defaulted on our subordinated obligations, which triggered the cross default provisions of our senior indebtedness.

      In connection with our bankruptcy, we entered into a $140 million debtor-in-possession or “DIP” facility. The proceeds of the DIP facility were used to repay our existing 10 3/8% Senior Secured Notes due 2005 and to provide financing for our business during the bankruptcy proceedings.

      In accordance with an agreement we reached with the holders of our senior subordinated debt holding more than one-half of the principal amount of such indebtedness or approximately $152.5 million, and the holder of our common stock, we filed a proposed Plan of Reorganization, referred to as the “Plan”, on May 10, 2004, which was amended and restated on June 10, 2004, and further amended and restated on June 24, 2004. The Plan was accepted by both of the impaired classes voting on the Plan. Our other creditors, including holders of other priority claims, secured claims, general unsecured claims, tort claims, intercompany claims and subsidiary equity interests held unimpaired claims and were conclusively presumed to have accepted the Plan. The Plan became effective and we emerged from bankruptcy on October 20, 2004. The Plan provided for, among other things:

•	issuance of approximately 10 million shares of our common stock to holders of senior subordinated indebtedness and the former holder of all of our outstanding common stock;

•	issuance of new debt in the form of Notes in the principal amount of $75 million to holders of our senior subordinated indebtedness; and

•	entry into an agreement for our $140 million senior credit facilities, the proceeds of which will be utilized to refinance our obligations under our debtor-in-possession facility and will provide funding for working capital and other general corporate purposes.

See “Description of the Notes” and “Description of Other Indebtedness” for a summary of the terms of the Notes and our senior credit facilities.

Recent Developments

      On November 19, 2004, we announced that we are considering strategic alternatives for our insulated wire division and have retained Rothschild, Inc. as our financial advisor for the process.

      In connection with this registration, we will register our common stock under Section 12(g) of the Securities Exchange Act of 1934. We will file a Form 8-A with the Securities and Exchange Commission concurrently with the filing of this registration statement. Upon effectiveness of the Form 8-A, we will commence filing of periodic reports with the Securities and Exchange Commission under the Securities Exchange Act and will be required to include a management’s report on our internal control over financial reporting in our Form 10-K for the fiscal year ended December 31, 2005.

Background

      In December 1992, an investor group led by Hicks, Muse, Tate & Furst Incorporated (“Hicks Muse”) acquired Kirtland Indiana, Limited Partnership (“KILP”), which was subsequently renamed Wirekraft Industries, Inc. (“Wirekraft”). KILP was engaged in the manufacturing of insulated wire and the fabrication of wire harnesses. In March 1995, an investor group led by Hicks Muse acquired Omega Wire, Inc. (“Omega”). In June 1995, through a series of acquisitions and mergers, we were organized to combine the operations of Wirekraft and Omega. The acquisition of Omega broadened our product offering through the addition of a broad and diverse bare wire product offering and vertically integrated us by substantially reducing our need to purchase outside bare wire.

      In March 1996, we acquired (the “DWT Acquisition”) the business of Hoosier Wire, Inc., Dekko Automotive Wire, Inc., Albion Wire, Inc. and Silicones, Inc., a group of affiliated companies operated together under the trade name Dekko Wire Technology Group (“Dekko”). Dekko was engaged in the manufacture and marketing of insulated and bare copper wire. The DWT Acquisition increased our insulated and bare wire manufacturing capabilities and increased our capacity to better serve its client base and expand into new markets by adding specialty products to our product offering.

      In February 1997, we acquired (the “Camden Acquisition”) all of the issued and outstanding common stock of Camden Wire Co., Inc., a manufacturer and marketer of bare and tin-plated copper wire. The Camden Acquisition allowed us to expand our geographic manufacturing base and to realize efficiencies through consolidation of operations and process improvements.

      In 1998, we made two strategic acquisitions, the acquisition of the assets of Spargo Wire Company, Inc., which expanded our offering of bare wire, and the acquisition of Italtrecce S.r.l., which expanded our offering of specialty braid products and allowed us to expand our geographic manufacturing base to Italy. In addition, in July 1998, we completed the construction of a facility in Cebu, Philippines and began operations. The Cebu facility allowed us to supply our global customers and to build relationships with new customers in the Asia Pacific markets.

      In December 1999, we acquired a group of French wire manufacturers (collectively, the “Forissier Group”). Two of the operating companies manufacture specialty braids, rope and cable products and the third operating company manufactures insulated wire products. This acquisition complemented our existing business in Italy as well as expanded sales opportunities throughout Europe.

      In March 2000, we sold our Wire Harness business to Viasystems International, Inc. (“Viasystems”) for $210.8 million in cash (the “Wire Harness Sale”). The proceeds of the Wire Harness Sale were used to reduce our debt obligations. At the time of the Wire Harness Sale, we and Viasystems were commonly controlled by affiliates of Hicks Muse. In connection with the Wire Harness Sale, we entered into an agreement to supply Viasystems’ wire harness business with substantially all of their insulated wire requirements through March 2003, which was a continuation of the then existing practice. This supply agreement has been extended through December 2005. See “Note 7 to the Company’s Consolidated Financial Statements” included herein for further discussion of the Wire Harness Sale.

      During 2001, we announced our intention to realign our production capacity and consolidate certain facilities (See Note 10 to our Consolidated Financial Statements — Years Ended December 31, 2003, 2002 and 2001 for information regarding our plan to realign capacity). In connection with the realignment, we closed six of our plants. Such plants were located in Ardmore, Alabama; Elkmont, Alabama; Albion, Indiana; Corunna, Indiana; and two plants in Pine Bluff, Arkansas. The production capacity for these locations was primarily transferred and consolidated into our existing plants in Indiana, Texas and New York, which were expanded as necessary to accommodate the production transfer. In addition, as part of our realignment plan, we closed the remaining facility in Elkmont, Alabama in the first quarter of 2003.

      In August 2001, we furthered our international expansion with the purchase of a manufacturing facility in Durango, Mexico. This facility, approximately 600 miles south of the U.S./ Mexican border, allows us to expand our relationships with existing global customers in North America and seek new opportunities in Central and South America. Production and shipments to customers from this facility began in the third quarter of 2002.

Products and Markets

      We conduct our operation through two segments, the manufacture and marketing of bare and tin-plated copper wire products (the “Bare Wire Segment”) and the manufacture and marketing of insulated copper wire products (the “Insulated Wire Segment”). The following is a description of our primary products and markets served:

Bare Wire Segment (56% of 2003 Consolidated Sales)

      Our external sales of bare wire products are primarily to wire insulators, who apply insulating materials to the bare wire through an extrusion process. These wire insulators sell the insulated wire to a variety of customers in the following markets:

•	appliance (approximately 18% of total 2003 bare wire sales);

•	automotive (approximately 24% of total 2003 bare wire sales);

•	electronics and data communications (approximately 31% of total 2003 bare wire sales) including cable television, safety and security control, and local area network (“LAN”) and computer systems; and

•	industrial/energy (approximately 27% of total 2003 bare wire sales) including heating, ventilating and air conditioning (“HVAC”) systems, circuit protection, digital and cellular phone towers, elevator cables, mining and oil exploration, mass transit and utility power distribution applications.

      We manufacture a broad array of bare and tin-plated copper conductors including the following:

•	Single End Wire. Single end wire is an individual wire drawn to the customer’s size requirements ranging from .16 to .00157 inches in diameter (6 American Wire Gauge (“awg”) to 46 awg). Single end wire is capable of transmitting signals or electrical currents between two points and is used to transmit digital, video and audio signals or low voltage current in a variety of wire products used in motor controls, local area networks, security systems, television or telephone connections and water sprinkler systems. Single end wire is generally the least expensive form of wire to produce due to its simple configuration.

•	Stranded Wire. Stranded wire is comprised of a number of single end wires twisted together in a specific geometric pattern that preserves each individual wire’s relative position for the length of the wire. Stranded wire, like single end wire, transmits digital, video and audio signals or low voltage current. However, stranded wire is more flexible and capable of connecting multiple terminals allowing greater application. Stranded wire is generally used in products that connect peripherals to the personal computer (“PC”), connect the internal components of the PC, and control HVAC, security and other functions inside buildings. In addition, stranded wire is used in antilock braking systems, airbag systems, utility power distribution and circuit breakers.

•	Bunched Wire. Bunched wire is formed by twisting a number of single end wires in a random pattern. Bunched wire allows increased flexibility while maintaining conductivity. This type of wire is the primary wire used in appliance wire harnesses. In addition, bunched wire is commonly used for transmission of electrical current in lighting fixture cords, extension cords and power cords for portable, power hand tools.

•	Cabled Wire and Braided Wire. Cabled wire and braided wire are combinations of single, bunched or stranded wire twisted together in various patterns and thickness. These wires transmit electrical current and are typically used in mining, mass transportation, automotive, utility power distribution, cellular and digital towers and other industrial applications.

•	Shielding Wire. Shielding wire is comprised of varying numbers of single end wires that are wound together in parallel construction around a bobbin. Shielding wire does not transmit signals or voltage but rather shields the signal traveling through the core conductor from outside interference. This type of wire is primarily used in data communication applications, telecommunications equipment, cable television equipment and security systems.

Insulated Wire Segment (44% of 2003 Consolidated Sales)

      Our sales of insulated wire products are primarily to independent wire harness fabricators for use in the automotive (approximately 69% of total 2003 insulated wire sales), appliance (approximately 29% of total 2003 insulated wire sales) and other industrial (approximately 2% of total 2003 insulated wire sales) markets. We divide our customers who manufacture wire harnesses into three broad groups:

•	Tier 1 suppliers to Ford Motor Company and Chrysler Corporation (General Motors Corporation (“GM”) continue to purchase the majority of their wire and wire harness products from Delphi Corporation, formerly a division of GM that has in-house wire and wire harness manufacturing capability);

•	suppliers to the North American facilities of Japanese automakers, which utilize “thin-wall” insulated wire that complies with Japanese Industrial Standards (“JIS”); and

•	suppliers to appliance OEMs.

      We manufacture a diverse array of insulated wire products including the following:

•	PVC Lead Wire and Cable. PVC lead wire and cable is copper wire that has been insulated with polyvinyl chloride (“PVC”). This product is used primarily in automotive wire harnesses located behind the instrument panel or in the vehicle body that control certain functions including turn signals and air bags.

•	JIS Wire. JIS wire is copper wire insulated with PVC that is produced according to Japanese Industrial Standards. The primary difference between domestic PVC wire and JIS wire is that JIS wire is manufactured to metric dimensions and generally has thinner insulation than products manufactured according to U.S. Society of Automotive Engineers Standards. JIS wire is used primarily in automotive wire harnesses located behind the instrument panel or in the vehicle body.

•	XLPE Insulated Wire. Cross-linked polyethylene (“XLPE”) wire is copper wire insulated with polyethylene that is subjected to heat and steam pressure (“cross-linking”) to make the wire resistant to high temperatures. This product’s primary application includes use in high temperature environments such as the engine compartment of vehicles and in electric ranges.

•	Appliance Wire. Appliance wire is copper wire primarily insulated with PVC and used in producing harnesses for a variety of appliances.

      We also manufacture high temperature wire, insulated with silicone, used primarily in electric ranges and niche applications such as resistance heaters, motor leads and lighting products.

Marketing

      We sell our products through a combination of direct (company employed) sales people, manufacturer’s representatives and distributors. Our sales organization is supported by an internal marketing staff and customer service groups. Collectively, these departments act as a bridge between our customers and our production and engineering staff. Our engineers work directly with customers in manufacturing the wire products to the customer’s exact specifications. In addition, engineers work closely with our production managers, quality supervisors and customer service representatives to ensure the timely delivery of quality products.

Key Customers

      We sell our products primarily to major appliance and automotive wire harness manufacturers and copper wire insulators who then sell to a diverse array of end users. For the year ended December 31, 2003, we had significant sales to one customer, Yazaki Corp. and affiliates, which represented 12% of our consolidated net sales from continuing operations. For the years ended December 31, 2002 and 2001, we had one customer, Lear Corporation, that exceeded 10% of our consolidated net sales. Sales to Lear Corporation represented 11% and 12% of our consolidated net sales for 2002 and 2001, respectively.

International Operations

      We currently have operations in Mexico, France, Italy and the Philippines. For the years ended December 31, 2003, 2002 and 2001, approximately 21.5%, 15.4% and 13.6% of our consolidated net sales from continuing operations originated from these foreign operations. A portion of these sales were to Tier I automotive suppliers whose products were sold back into the United States. We have a manufacturing facility in Durango, Mexico, a manufacturing facility in Cebu, Philippines, a manufacturing facility in Vinovo, Italy and three facilities near Lyon, France. See Note 13 to our Consolidated Financial Statements included herein for further information about our international operations.

      We are subject to risks generally associated with international operations, including price and exchange controls and other restrictive actions. In addition, fluctuations in currency exchange rates may affect our results of operations. See “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk” for further discussion about our foreign currency risk.

Raw Materials

      The principal raw material we use is copper, which is primarily purchased in the form of 5/16-inch rod from the major copper producers in North America, Europe and Asia. Copper rod prices are based on market prices, which are generally established by reference to the New York Mercantile Exchange, Inc. (“COMEX”) prices, plus a premium charged to convert copper cathode to copper rod and deliver it to the required location. As a world traded commodity copper prices have historically been subject to fluctuations. While fluctuations in the price of copper may directly affect the per unit prices of our products, these fluctuations have not had, nor are expected to have, a material impact on our profitability due to copper price pass-through arrangements that we have with its customers. These sales arrangements are based on similar variations of monthly copper price formulae. Use of these copper price formulas minimizes the differences between raw material copper costs charged to the cost of sales and the pass-through pricing charged to customers. These formulas for our insulated wire customers do not, however, include adjustments for the fluctuations in premiums charged to convert copper cathode to copper rod and deliver it to the required location. As of September 30, 2004, premium per pound of copper sourced in North America increased 20.7% from the cost in effect as of January 1, 2004. A severe increase in the price of copper could, however, negatively impact our short term liquidity because of the period of time between our purchase of copper at an increased price and the time at which we receive cash payments after selling end products to customers reflecting the increased price.

      Other major raw materials we consume include PVC compound, XPLE compound, silicon compound, color concentrate, tin and other metals. We enter into long-term supply agreements on a wide variety of materials consumed. Supplies on all critical materials are currently adequate to meet our needs. The prices of a majority of these products are tied to world oil prices and have increased significantly in 2004. Our contracts with customers for insulated wire do not include adjustments for fluctuations in the price of oil or PVC or XPLE compounds.

      We order material based on purchase orders received and accepted and seek to minimize the inventory of material not identified for specific orders. We work with our suppliers to develop just-in-time supply systems which reduce inventory carrying costs.

Manufacturing and Distribution

      We are committed to the highest quality standards for our products, a standard maintained in part by continuous improvements to our production processes and upgrades and investments to our manufacturing equipment. Our equipment can be adapted to satisfy the changing needs of our customers. We maintain advanced quality assurance and testing equipment to ensure the products we manufacture will consistently meet customer quality requirements. The following is a description of our manufacturing and distribution facilities and processes for our major product lines.

Bare Wire Products

      As of September 30, 2004, we had thirteen facilities dedicated to the production and distribution of bare wire products. Six of these facilities are located in New York, three are in France, one in Indiana, one in Texas, one in Italy and one distribution facility is located in California. The manufacturing of bare wire consists of one or more of the following four processes: wire drawing; plating; bunching and stranding; and cabling.

•	Wire Drawing Process. Wire drawing is a multi-step process in which raw copper material, primarily 5/16-inch copper rod, is drawn through a series of dies of decreasing diameter.

•	Plating Process. After being drawn, our wire products may be plated through an electroplating process. We have the capability to plate copper wire with tin and other metals. Approximately 26% of our bare wire products are plated with tin. The plating process prevents the bare copper from oxidizing and also allows the wire to be soldered, which is an important quality in many electrical applications.

•	Bunching and Stranding Process. Bunching and stranding is the process of twisting together single strand wires to form a construction ranging from seven to over 200 strands. If the wire is bunched, the individual strands of wire are twisted together in a random pattern. Stranded wire is composed of a number of single end wires twisted together in a specific geometric pattern where each strand’s relative position is maintained throughout the length of the wire.

•	Cabling Process. Cabling is the process of twisting bunched wire to form a construction ranging from 49 to 47,000 strands.

Insulated Wire Products

      As of September 30, 2004, we had a total of seven manufacturing and distribution facilities used to produce and distribute insulated wire. Three of the manufacturing facilities are located in Texas, one is in Indiana, one in Mexico and one in the Philippines. The distribution facility is located in Texas. The production of insulated wire starts with bare wire (primarily manufactured internally) and involves insulating the wire products with various polymeric insulating compounds through an extrusion process. Extrusion involves the feeding, melting and pumping of insulating compounds through a die to shape it into its final form on the wire. In order to enhance the insulation properties of some products, certain polymeric compounds can be chemically cross-linked after the extrusion process. We have extensive chemical cross-linking capabilities.

Competition

      As a result of the diversity of our product offerings, we believe that no single competitor competes with us across the entire spectrum of our product lines. However, in each market served, we experience competition from at least one major competitor. We compete primarily on the basis of quality, reliability, price, reputation, customer service and delivery time. We believe we maintain a leading market share position in the non-captive U.S. market for each of our product lines. Several customers we serve have in-house or “captive” wire production facilities. However, these captive facilities do not compete with us for sales to other customers. We also sell our products to customers with captive production to meet needs in excess of their internal production capacity.

Backlog

      Due to the manner in which we process orders, we have no significant order backlog. We follow the industry practice of producing our products on an ongoing basis to meet customer demand without significant delay. Management believes the ability to supply orders in a timely fashion is a competitive factor in its market, and therefore, attempts to minimize order backlog to the extent practicable.

Patents and Trademarks

      We have no patents and five registered trademarks. We do not believe that our competitive position or its operations are dependent on any individual trademark or group of trademarks.

Employees

      As of September 30, 2004, we employed approximately 2,100 full time employees. We believe that we have a good relationship with our employees. None of our employees are represented by a union.

Seasonality

      We do not believe that our business is subject to significant seasonal fluctuations.

Environmental Matters

      We are subject to a number of federal, state, local and foreign environmental laws and regulations relating to the storage, handling, use, emission, discharge, release or disposal of materials into the environment and the investigation and remediation of contamination associated with such materials. These laws include, but are not limited to, the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Water Pollution Control Act, the Clean Air Act and the Resource Conservation and Recovery Act, the regulations promulgated thereunder, and any state analogs. Our operations also are governed by laws and regulations relating to employee health and safety. We believe that we are in material compliance with such applicable laws and regulations and that our existing environmental controls are adequate. Further, we have no current plans for substantial capital expenditures in this area.

      As is the case with most manufacturers, we could incur costs relating to environmental compliance, including remediation costs related to historical hazardous materials handling and disposal practices at certain facilities, although we do not believe that such costs would materially and adversely affect us. In the past, we have undertaken remedial activities to address on-site soil contamination caused by historic operations. None of these activities have resulted in any material liability. Currently, we are involved with investigation and remediation activities at our Rome, New York, and Bremen, Indiana, plants associated with historic underground storage tanks, which were abandoned prior to current regulatory requirements.

      We currently do not anticipate that compliance with environmental laws or regulations or the costs to remediate the sites discussed above will have a material adverse effect on us. As mentioned above, however, the risk of environmental liability and remediation costs is inherent in the nature of our business and, therefore, there can be no assurance that material environmental costs, including remediation costs, will not arise in the future. In addition, it is possible that future developments (e.g., new regulations or stricter regulatory requirements) could cause us to incur material costs to comply with applicable environmental laws and regulations.

Properties

      We use owned or leased properties as manufacturing and distribution facilities, warehouses and offices throughout the United States, Mexico, France, Italy and the Philippines. Our principal executive offices are located in St. Louis, Missouri. All of our domestic owned properties are pledged to secure our indebtedness under our senior credit facility.

      Listed below are the principal manufacturing and distribution facilities we operated as of November 9, 2004:

	Square	Owned/
Location	Feet	Leased		Primary Products/End Use

BARE WIRE SEGMENT:
Camden, New York	408,000	Owned		Single end, bunched, stranded, cabled and electroplated wire
Williamstown, New York	183,000	Owned		Single end, bunched, stranded and cabled wire
Bremen, Indiana	153,000	Owned		Bunched Wire
Camden, New York	159,000	Leased	(1)	Single end, bunched, stranded and cabled wire
Jordan, New York	117,000	Leased	(1)	Single end, bunched, stranded, shielding and cabled wire
Rome, New York	107,000	Owned		Bunched, stranded, cabled and electroplated wire
Cazenovia, New York	54,000	Owned		Braided wire
Saint-Chamond, France	60,000	Owned		Specialty braids, rope and cable products
El Paso, Texas	100,000	Owned		Bunched wire
Saint-Chamond, France	30,000	Owned		Specialty braids, rope and cable products
Vinovo, Italy	25,000	Owned		Braided wire
Beynost, France	82,000	Owned		Specialty braids, rope and cable products
La Mirada, California	19,000	Leased	(2)	Distribution

INSULATED WIRE SEGMENT:
Durango, Mexico	155,000	Owned		PVC, XPLE
Cebu, Philippines	135,000	Owned		PVC, XPLE
Avilla, Indiana	119,000	Owned		PVC, XPLE, silicones
El Paso, Texas	101,000	Owned		PVC, bare wire
El Paso, Texas	50,000	Owned		Bare wire
El Paso, Texas	29,000	Leased	(3)	XPLE
El Paso, Texas	88,000	Leased	(4)	Distribution

(1)	The leases on our Camden, New York and Jordan, New York facilities have remaining terms of approximately 7 years. During 1997, we purchased the notes that were collateralized by the Camden and Jordan properties from an unrelated creditor. We negotiated a payment schedule with the lessor which allows the lessor to retain title to the property until the termination of the lease, at which time we will have the option to purchase the properties for a nominal purchase price.

(2)	The lease has a remaining term of approximately 6 months.

(3)	The lease expires in December 2007.

(4)	The lease expires in March 2005.

      We believe our property and equipment include state-of-the-art technology and are well maintained. We believe that our property and equipment are suitable for their present and intended purposes and adequate for our current level of operations and expected demand for our products.

Legal Proceedings

      We filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on March 24, 2004. The petition was filed with the United States Bankruptcy Court for the Southern District of New York. The Plan, was approved on August 25, 2004 and became effective on October 20, 2004.

      We are party to numerous lawsuits and have product liability claims made against us involving water inlet hoses previously assembled and supplied by one of our former subsidiaries to various OEMs and other distributors. We have legal obligations to defend and indemnify certain OEMs supplied with such products, and to Viasystems in connection with the sale of the aforementioned subsidiary as a part of the Wire Harness Sale (the “Hose Indemnification Agreements”). During the years prior to filing for bankruptcy, we entered into numerous settlement and release agreements, claim and litigation management agreements, claim resolution agreements, and related and/or similar agreements, whereby we and homeowner insurance providers settled prospective and/or historical product liability claims arising out of the alleged failure of such water inlet hoses (the “CRA and Settlement Agreements”). We have entered into CRA and Settlement Agreements with homeowner insurance providers with an aggregate market share of approximately 98% of the domestic homeowner insurance market.

      We have insurance coverage for a substantial portion of these product liability claims that arose prior to April 1, 2002. Following one excess insurance carrier’s decision to disclaim coverage for such hose claims in February 2002, we initiated an action in Illinois state court (the “State Court Action”) against that excess liability insurance carrier and other parties alleging, among other things, that the excess carrier was obligated to defend and indemnify and provide insurance coverage to us and various OEMs for claims for damages and defense costs related to water inlet hoses supplied by and through our former subsidiary pursuant to two $25 million excess insurance policies covering the one year periods from April 1, 2000 to April 1, 2002. In July 2003, judgment was entered in the State Court Action in our favor, which judgment was appealed by the insurance carrier. Following entry of the judgment, we and International Wire Holding Company sued the excess insurance carrier for damages arising out of such carrier’s wrongful denial of coverage. Thereafter, we and certain of our affiliates and the excess carrier entered into settlement negotiations and, in December 2003, reached an agreement whereby, among other things, the excess insurance carrier agreed to provide us and parties we had agreed to indemnify coverage and defense costs for the hose claims in accordance with the terms of the policies. In addition, pursuant to Hose Indemnification Agreements, certain OEMs whose indemnification claims are covered by such insurance coverage have agreed to provide limited financial contributions to fund a portion of the uninsured payments that we have made and will make pursuant to the CRA and Settlement Agreements. As a result of the foregoing, our exposure on account of such claims is diminished, and we estimate that any remaining uninsured liability for such claims will not have a material affect on our financial position or results of operations.

      In addition, we are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature incidental to our operations. We do not believe that such proceedings and actions would materially affect us.

MANAGEMENT

Executive Officers and Directors

      Set forth below are the names and positions of the directors and executive officers of our company as of November 22, 2004.

Name	Age	Position(s)

Joseph M. Fiamingo	55	Director; Chief Executive Officer
Rodney D. Kent	57	Director; President and Chief Operating Officer
Glenn J. Holler	57	Senior Vice President, Chief Financial Officer and Secretary
Donald F. DeKay	50	Vice President — Finance
Chrysant E. Makarushka	63	Vice President
Robert A. Hamwee	34	Chairman of the Board
Peter Blum	53	Director
David M. Gilchrist, Jr.	55	Director
Mark Holdsworth	39	Director
Lowell W. Robinson	55	Director
John T. Walsh	65	Director
William Lane Pennington	49	Director

      Joseph M. Fiamingo is Chief Executive Officer of our company and has held such position since September 2003. Mr. Fiamingo formerly served as Chairman of our company from May 2000 through September 2003. Mr. Fiamingo also serves as a director of our company and has held such position since October 1996. He served as a director when we filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings. Mr. Fiamingo was President, Chief Operating Officer of LLS Corp. and a director from August 2000 to October 2002. LLS Corp. filed for voluntary petitions to reorganize under Chapter 11 of the U.S. Bankruptcy Code in January 2002. Previously, Mr. Fiamingo held the position of President and Chief Operating Officer of our company from September 1996, Vice President of Operations and Technology of our company from June 1996 and President and Chief Operating officer of Wirekraft from October 1995. Prior thereto, Mr. Fiamingo was employed by General Cable Corporation from 1972 to 1995 where he held various senior management level positions including President and Vice President and General Manager of several divisions of General Cable and most recently, Executive Vice President of Operations.

      Rodney D. Kent is President and Chief Operating Officer of our company and has held such positions since May 2000. Mr. Kent also serves as a director of our company. He served as a director when we filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings. Prior to being named as President and Chief Operating Officer, Mr. Kent served as President of our Bare Wire division since April 1995. Mr. Kent served as Assistant to the President of Omega from 1974 to 1983. Prior to joining Omega, Mr. Kent was employed with Flexo Wire from 1973 to 1974 and Camden Wire Company from 1970 to 1973. Mr. Kent also serves as director of Oneida Savings Bank and Chairman of the Board and director of Prime Materials Recovery, Inc.

      Glenn J. Holler was named Senior Vice President & Chief Financial Officer of our company in July 2001, and Secretary of our company in October 2004. He also served as Vice President — Finance from August 1996 through July 2001. Prior to joining our company, Mr. Holler was employed by Vigoro Industries, Inc. as Vice President, Finance from 1994 to 1996. From 1983 to 1994, Mr. Holler held several positions at Moog Automotive, Inc. including Vice President — Finance and Senior Vice President — Finance.

      Donald F. DeKay is Vice President — Finance of our company and has held such position since July 2001. Prior to being named Vice President — Finance of our company, Mr. DeKay served as Vice

President — Finance of our Bare Wire division since April 1995. Mr. DeKay served as Vice President — Finance of Omega from 1988 to 1995 and Controller of Omega from 1983 to 1988. Prior to joining our company, Mr. DeKay was employed by Price Waterhouse from 1978 to 1983. Mr. DeKay also serves as director of Prime Materials Recovery, Inc.

      Chrysant E. Makarushka is Vice President — Purchasing and Logistics of our company and has held such position since July 2000. Prior to being named Vice President — Purchasing and Logistics, Mr. Makarushka served as Director of Metals Management for our company from 1995 to 2000. Mr. Makarushka served as Director of Procurement and Human Resources for Omega from 1989 to 1995. Prior to joining our company, Mr. Makarushka was employed by Rome Cable from 1981 to 1989.

      Robert A. Hamwee has been Chairman of the Board of our company since October 20, 2004. Mr. Hamwee joined GSC Partners at its inception in 1994 and became a Managing Director in 2000. He currently manages the day-to-day activities of the controlled distressed debt securities group. Mr. Hamwee was previously with The Blackstone Group (a private investment and advisory firm), from 1992 to 1994 where he worked in the Merchant Banking Division. In addition, he worked on a wide range of assignments in the Mergers and Acquisitions and Restructuring Departments. Mr. Hamwee is Chairman of the board for Axiohm Transaction Solutions, Inc. and Envirosource, Inc. and a director of RAM Holdings Limited, Scovill Fasteners, Inc., APW Ltd., Precision Partners, Inc., Viasystems Group, Inc. and Wright Line, LLC.

      Peter Blum has been a director of our company since October 20, 2004. Mr. Blum has served as the President of Blum Consulting, LLC since 2002. Prior to 2002, Mr. Blum was a Managing Principal of Towers Perrin. He was a consultant for the Wharton Center for Applied Research. In addition, he served as the Business Development Manager and Research and Development Manager for British Oxygen Company. Mr. Blum received B.S. and M.S. degrees in Metallurgy and Materials Science from LeHigh University, and an MBA from The Wharton School of the University of Pennsylvania.

      David M. Gilchrist, Jr. has been a director of our company since October 20, 2004. Mr. Gilchrist currently serves as the Chief Executive Officer of Jackson Products, Inc. Mr. Gilchrist was previously the President of VP Buildings and held such position from 1996 through 1993. Prior to joining VP Buildings, he also served as the President of Mid-South Industries and the Fusite Division of Emerson Electric. He also serves as an Outside Director of Projects Unlimited. Mr. Gilchrist received a B.S. in Mechanical Engineering from the U.S. Naval Academy and an MBA from St. Francis College.

      Mark Holdsworth has been a director of our company since October 20, 2004. Mr. Holdsworth is a Managing Partner of Tennenbaum Capital Partners, LLC and a Portfolio Manager. Prior to joining the firm in 1996, Mr. Holdsworth was a Vice President, Corporate Finance, of US Bancorp Libra, a high-yield debt securities investment banking firm. He also has served as a generalist in Corporate Finance at Salomon Brothers, Inc., and as an Associate at a Los Angeles real estate advisory firm. Mr. Holdsworth is currently a Director of Pemco Aviation Group, Inc. and Chairman of its audit and finance committees. He received a B.A. in Physics from Pomona College, a B.S. with honors in Engineering and Applied Science (concentration in Mechanical Engineering) from the California Institute of Technology, and an MBA from Harvard Business School.

      Lowell W. Robinson has been a director of our company since October 20, 2004. From 2002 through 2004, Mr. Robinson served as Special Counsel to the President (Interim CFO) of Polytechnic University. From 2000 through 2002, he served as Senior Executive Vice President and Chief Financial Officer of HotJobs/ YAHOO! He has also served as the Executive Vice President and Chief Financial Officer of PRT Group, an IT services and software company, and held senior financial positions at Kraft/ General Foods, Citigroup and Advo. In addition, he was Chairman of the Audit Committee for Edison Schools from 2002 until it went private in 2003. He currently serves on the Board of Directors of the Royal Bank of Canada NY/ US Insurance Subsidiary. Mr. Robinson received a B.A. in Economics from the University of Wisconsin and an MBA from Harvard Business School.

      John T. Walsh has been a director of our company since October 20, 2004. Mr. Walsh served as the President and Chief Operating Officer of Columbian Chemicals Company, a wholly-owned subsidiary of Phelps Dodge Corporation, from 1996 through 2001. Mr. Walsh also held several senior executive positions with Columbian Chemicals Company prior to 1996. He received a B.S. in Chemistry from St. Bonaventure University, an M.S. in Organic Chemistry from Xavier University and an MBA (concentration in Marketing) from Fairleigh Dickenson University.

      William Lane Pennington is a director of our company and was elected to such position in February 2003. He served as a director when we filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings. Mr. Pennington is the founder and President of Whiterock Affiliates LLC, a private investment and advisory firm. Mr. Pennington is the former President of Lennox Worldwide Heat Transfer and Lennox Asia Pacific Ltd., and Executive Vice President of Lennox International Inc. Mr. Pennington is also the former President of IMCO International, Inc. and the Executive Vice President of IMCO Recycling, Inc. Mr. Pennington also held several senior executive positions with Hilti International Corporation, a global manufacturer and direct sales company, including President of Hilti Asia Pacific Ltd. based in Hong Kong and as President of Hilti Ltd. in Toronto, Ontario. He previously served as a partner, a shareholder, and member of the board of directors of Holliman, Langholz, Runnels & Dorwart, a private law practice.

Board of Directors

      Our board of directors is divided into two classes. The initial term of the Class I directors will expire at the 2005 annual meeting of stockholders and the initial term of the Class II directors will expire at the 2006 annual meeting of stockholders. After the 2006 annual meeting of stockholders, all directors’ terms will expire one year after their election to the board of directors. At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed those directors whose terms are expiring. Any additional directorships resulting from an increase in the number of directors will be distributed among the two classes so that, as nearly as possible, each class will consist of one-half of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes of control of our company.

Class	Expiration	Members

Class I	2005	Joseph M. Fiamingo
		Rodney Kent
		Peter Blum
		John T. Walsh
Class II	2006	David M. Gilchrist, Jr.
		Robert A. Hamwee
		Mark Holdsworth
		Lowell W. Robinson
		William Lane Pennington

      A majority of our directors meet the independence requirements of the listing standards of the NASDAQ Stock Market, including Peter Blum, John T. Walsh, David M. Gilchrist, Jr., Robert A. Hamwee, Mark Holdsworth and Lowell W. Robinson.

Committees of the Board of Directors

Audit Committee

      Our audit committee consists of Mr. Robinson and Mr. Walsh. Mr. Robinson is the Chairman of the Audit Committee.

Compensation Committee

      Our compensation committee consists of Mr. Blum, Mr. Gilchrist and Mr. Holdsworth. Mr. Blum is the Chairman of the Compensation Committee.

Executive Compensation

      The following table sets forth the cash and non-cash compensation earned by the Chief Executive Officer and the four other most highly compensated executive officers of our company (the “Named Executive Officers”). Such compensation was paid by or on behalf of our during the years ended December 31, 2003, 2002 and 2001. The bonuses included in annual compensation were paid subsequent to year-end. As of the date hereof, we have not granted any stock appreciation rights.

Summary Compensation Table

					Long-term
					Compensation

		Annual Compensation			Securities	All Other
					Underlying	Compensation
	Year	Salary ($)		Bonus ($)	Options (#)	($)(1)

Joseph M. Fiamingo	2003	425,000
Chief Executive Officer(2)	2002	—		—	—	—
	2001	—		—	—	—
Rodney D. Kent	2003	253,738	(4)
President and	2002	280,909	(4)	—	—	—
Chief Operating Officer	2001	392,155	(4)	—	—	141,201 (5)
Glenn J. Holler	2003	272,047
Senior Vice President and	2002	270,400		—	—	—
Chief Financial Officer	2001	260,000		—	—	—
Donald F. DeKay	2003	205,200
Vice President — Finance	2002	200,200		—	—	—
	2001	200,200		—	—	—
Chrysant E. Makarushka	2003	131,320		—
Vice President — Purchasing	2002	128,180		—	75,000	—
and Logistics	2001	128,180		—	—	—
David M. Sindelar	2003	409,831		—	—	—
Former Chief Executive Officer(3)	2002	320,000		—	—	—
	2001	300,000		—	—	—

(1)	We provide to certain executive officers, a car allowance, reimbursement for club memberships, insurance policies and certain other benefits. The aggregate incremental cost of these benefits to our company for each officer do not exceed the lesser of $60,000 or 10% of the total annual salary and bonus reported for each officer.

(2)	Joseph M. Fiamingo became our Chief Executive Officer on September 15, 2003 pursuant to his employment agreement.

(3)	David M. Sindelar resigned from his positions as Chief Executive Officer and President of International Wire Holding Company and Chief Executive Officer of our company effective as of September 30, 2003.

(4)	Includes $0, $0 and $52,455 in annual deferred compensation earned by Mr. Kent in 2003, 2002 and 2001, respectively, pursuant to his employment agreement.

(5)	Represents (i) $41,867 in premiums paid in life insurance policies for the benefit of Mr. Kent in 2001, and (ii) $99,334 in annual interest accruals related to deferred compensation earned by Mr. Kent in 2001, pursuant to his employment agreement.

Option Grants

      All of the options to purchase our common stock that were outstanding immediately prior to our emergence from bankruptcy were cancelled effective October 20, 2004, when we emerged from bankruptcy.

Options Granted Under 2004 Stock Option Plan

      As of November 22, 2004, we have not granted any options under our 2004 Stock Option Plan.

Employment Agreements

      Joseph M. Fiamingo Employment Agreement. Mr. Fiamingo entered into an amended and restated employment agreement with us and certain of our affiliates on September 15, 2003. Pursuant to such employment agreement, Mr. Fiamingo will serve as our Chief Executive Officer through September 15, 2006. Mr. Fiamingo is required to devote all of his business time and attention to the transaction of our businesses as is reasonably necessary to discharge his responsibilities under the employment agreement. The employment agreement is extended automatically for one-year periods; provided that neither we nor Mr. Fiamingo elect to terminate the agreement.

      The compensation provided to Mr. Fiamingo under his employment agreement includes an annual base salary of not less than $425,000, subject to increase at the sole discretion of our board of directors, and certain other benefits for as long as the employment agreement is in force. Further, Mr. Fiamingo is entitled to an annual bonus in an amount to be determined at the sole discretion of our board of directors of up to sixty-five percent of his annual compensation.

      Mr. Fiamingo’s employment agreement also provides that if his employment is terminated due to disability or death, Mr. Fiamingo or his estate, heirs or beneficiaries, as applicable, will receive, in addition to any other benefits provided to him or them under any benefit plan, Mr. Fiamingo’s then current salary for a period of 12 months from Mr. Fiamingo’s termination. If Mr. Fiamingo’s employment is terminated by us without cause, he will receive, in addition to any other benefits provided to him under any benefit plan, his then current basic compensation under the employment agreement for the longer of the period up to September 15, 2006 or 18 months.

      Rodney D. Kent Employment Agreement. Mr. Kent entered into an employment agreement with Omega on March 14, 1995. Pursuant to such employment agreement, as amended, Mr. Kent serves as our President and Chief Operating Officer. Mr. Kent is required to devote substantially all of his business time and attention to the performance of his duties under the employment agreement. The employment agreement is extended automatically for one-year periods; provided that neither we nor Mr. Kent elect to terminate the agreement.

      The compensation provided to Mr. Kent under his employment agreement includes an annual base salary of not less than $349,700, subject to increase at the sole discretion of our board of directors, and certain other benefits for as long as the employment agreement is in force. Further, Mr. Kent is entitled to an annual bonus in an amount to be determined at the sole discretion of the Chairman of our board of directors of up to sixty-five percent of his annual base salary.

      Mr. Kent’s employment agreement also provides that if Mr. Kent’s employment is terminated by us without cause or due to disability or death, Mr. Kent or his estate, heirs or beneficiaries, as applicable, will receive, in addition to any other benefits provided him or them under any benefit plan, Mr. Kent’s then current salary for a period of 24 months from Mr. Kent’s termination without cause or his disability or death. In the event that Mr. Kent terminates his employment and receives a bone fide offer of employment from one of our competitors, Mr. Kent will receive, in addition to any other benefits provided under any benefit plan, Mr. Kent’s then current salary for a period of 24 months from such termination, but only in the event that we elect to enforce certain non-competition provisions of the employment agreement.

      Glenn J. Holler Employment Agreement. Mr. Glenn J. Holler entered into an employment agreement with us on July 16, 2001. Pursuant to such employment agreement, Mr. Holler is required to devote all of his business time and attention to the transaction of our business as is reasonably necessary to discharge his duties under the employment agreement. The employment agreement is extended automatically for successive two year periods; provided that neither we nor Mr. Holler elect to terminate the agreement.

      The compensation provided to Mr. Holler under his employment agreement includes an annual base salary of not less than $270,400, subject to adjustment at the sole direction of our chief executive officer, and such benefits as are customarily accorded our executives for as long as the employment agreement is in force. In addition, Mr. Holler is entitled to an annual bonus in an amount to be determined by our chief executive officer of up to fifty percent of his base compensation.

      Mr. Holler’s employment agreement also provides that if Mr. Holler’s employment is terminated without cause, Mr. Holler will continue to receive his then current salary for eighteen months. In addition, Mr. Holler’s employment agreement provides that if Mr. Holler is terminated due to death or disability, Mr. Holler’s estate, heirs, or beneficiaries, as applicable, will receive, in addition to any other benefits provided under any benefit plan, his then current salary for a period of twelve months from the date of termination.

      David M. Sindelar Employment Agreement. Mr. Sindelar entered into an amended and restated employment agreement with us and certain of our affiliates on October 16, 2003. Pursuant to such employment agreement, Mr. Sindelar voluntarily retired from his position of Chief Executive Officer of Holding and our company and any other officer and employee positions held with any of our affiliates as of September 30, 2003. Mr. Sindelar also retired and resigned his position as a director of Holding, our company and any of our affiliates effective as of September 30, 2003.

      Pursuant to Mr. Sindelar’s employment agreement, he will receive retirement pay in an amount equal to $960,000 ($480,000 in respect of salary and $480,000 in respect of bonus). The retirement pay will be payable in equal installments (on the 15th and 30th of each month) through April 15, 2005. Mr. Sindelar’s employment agreement also provides that he is entitled to certain other benefits through April 15, 2005. In the event of Mr. Sindelar’s death prior to April 30, 2005, his estate, heirs or beneficiaries, as applicable, shall be entitled, in addition to any other benefits specifically provided to them or him under any benefit plan, to receive his retirement compensation through April 30, 2005.

Compensation Committee Interlocks and Insider Participation

      Compensation decisions are made by the board of directors. Joseph M. Fiamingo and Rodney D. Kent served as both executive officers and directors during 2003, and are expected to serve in such capacities in 2004.

Compensation of Directors

      Directors who are officers, employees or otherwise an affiliate of our company receive no compensation for their services as directors. Each of our directors who is not also an officer, employee or an affiliate of our company (an “Outside Director”) will receive an annual cash retainer of $30,000. Additionally, each of our directors will receive fees in the amount of $1,000 for board meetings they attend in person and $500 for telephonic participation. Directors will also receive annual cash retainers for committee positions in the following amounts: Audit Committee Chairman ($7,500), Audit Committee member ($3,000), Compensation Committee Chairman ($3,500) and Compensation Committee member ($2,500). All directors will be granted 3,300 options to purchase our common stock for each year served on the board. Our directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof.

Benefit Plans

Stock Option Plan

      Our 2004 Stock Option Plan provides for the award of incentive stock options and nonqualified stock options. Subject to adjustment in the event of certain corporate transactions or events, a maximum of 1,111,111 shares of our common stock is issuable under the plan. As of November 22, 2004, we have not granted any options under our 2004 Stock Option Plan. Options issued under the plan that expire, are forfeited or otherwise terminate will again be available for grant under the plan. The plan is administered by the compensation committee of our board of directors.

      Generally, each option granted under the plan is required to expire on or before the tenth anniversary of the date of grant. The exercise price of each incentive stock option is required to be not less than 100% of the fair market value of the underlying stock subject to the option on the date of grant. This minimum exercise price provision is increased, and other conditions and restrictions apply, with respect to awards granted to persons who own or are deemed to own more than 10% of the total combined voting power of all classes of our stock.

      The plan provides for payment of the exercise price of options in the form of cash or, subject to the discretion of the compensation committee of our board of directors, by delivery of shares of our common stock.

      Incentive stock options may be granted only to our employees and the employees of our subsidiaries. Nonqualified stock options may be granted to employees, or other persons providing services for us or our subsidiaries.

Key Employee Retention Plan

      Our Key Employee Retention Plan was designed to encourage key employees to remain with us and our domestic subsidiaries by providing them with stay bonuses if they remain with us and our domestic subsidiaries on specific dates. The retention program also provides for incentive payments to certain senior executives if our company achieves certain finance performance targets and the establishment of a discretionary bonus pool for employees not otherwise eligible for the stay bonuses or incentive payments. Under the retention program, the additional compensation consists of a total of up to $2,794,500 for sixteen employees who have been identified as key to our business or restructuring efforts, and an additional $250,000 discretionary bonus pool to provide the chief executive officer of our company with the flexibility to reward other key personnel as appropriate. As of November 9, 2004, the total compensation paid to key employees under the retention program was $1,946,154.

SECURITIES OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of November 22, 2004 for:

•	each person who we know owns more than 5% of our common stock;

•	each of our directors;

•	each Named Executive Officer; and

•	all directors and Named Executive Officers as a group.

      Unless otherwise indicated, the principal address of each of the stockholders below is c/o International Wire Group, Inc., 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown held by them. Percentage of beneficial ownership is based upon 10,000,002 shares of common stock, outstanding as of November 22, 2004. The 10,000,002 shares of common stock does not include an aggregate of 1,111,111 shares of common stock to be issued under the 2004 Stock Option Plan.

	Shares Beneficially Owned

	Number of Shares	Percent of
Name	of Common Stock	Common Stock

5% Stockholders
Tennenbaum Capital Partners, LLC; Tennenbaum & Co., LLC and Michael E. Tennenbaum(1)	2,772,490	27.72%
GSC Recovery II, L.P. and GSC Recovery IIA, L.P., et al.(2)	1,685,652	16.86%
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932
James D. Bennett(3)	916,114	9.16%
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901
Lampe, Conway & Co.(4)	746,523	7.5%
Steven G. Lampe
Richard F. Conway
680 Fifth Avenue Suite 1202
New York, New York 10019
Directors and Executive Officers
Joseph M. Fiamingo	-0-	*
Rodney D. Kent	19,651	0.20%
Glenn J. Holler	-0-	*
Donald F. DeKay	1,966	0.02%
Chrysant E. Makarushka	-0-	*
Peter Blum	-0-	*
David M. Gilchrist, Jr.	-0-	*
Robert A. Hamwee(2)	1,685,652	16.86%

Shares Beneficially Owned

	Number of Shares	Percent of
Name	of Common Stock	Common Stock

Mark Holdsworth(5)	-0-	*
Lowell W. Robinson	-0-	*
John T. Walsh	-0-	*
William L. Pennington	-0-	*
All executive officers and directors as a group (12 persons)	1,707,269	17.07%

*	Less than one percent.

(1)	Includes 637,171 shares owned of record by Special Value Opportunities Fund, LLC (“SVOF”) and 2,135,319 shares owned of record by Special Value Absolute Return Fund, LLC (“SVAR”).

The managing member of SVAR is SVAR/MM, LLC (“SVAR/MM”). The managing member of SVAR/MM is Tennenbaum Capital Partners, LLC (“TCP”). The managing member of TCP is TCO. The managing member of TCO is Michael E. Tennenbaum. TCP is the investment advisor to SVAR. TCP, SVAR/MM, TCO and Mr. Tennenbaum share voting and dispositive power for the shares owned of record by SVAR. TCP is the investment advisor to SVOF. TCP, TCO and Mr. Tennenbaum share voting and dispositive power for the shares owned of record by SVOF.

(2)	Includes 685,734 shares of our common stock held by GSC Recovery II, L.P. representing 6.85% of the outstanding common stock and 999,918 shares of our common stock held by GSC Recovery IIA, L.P. representing 9.99% of the outstanding common stock. GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P.; GSC RII, LLC is the general partner of GSC Recovery II GP, L.P.; GSCP (NJ) Holdings, L.P. is the sole member of GSC RII, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery II, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P.

GSC Recovery IIA GP, L.P. is the general partner of GSC Recovery IIA, L.P.; GSC RIIA, LLC is the general partner of GSC Recovery IIA GP, L.P.; GSCP (NJ) Holdings, L.P. is the sole member of GSC RIIA, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery IIA, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P.

Each of Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel, and Andrew Wagner are the executive officers and stockholders of GSCP (NJ), Inc. and the Limited Partners of GSCP (NJ), L.P.

By virtue each of the above entity’s and individual’s relationship with GSC Recovery II L.P. and GSC Recovery IIA, L.P. , each may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of, the shares of our common stock owned by GSC Recovery II L.P. and GSC Recovery IIA, L.P. Each of the above entities and individuals disclaims beneficial ownership of our common stock except to the extent of each entity’s and individual’s pecuniary interest in our common stock.

(3)	As reported in the Form 13G filed by James D. Bennett, Bennett Restructuring Fund, L.P. (“BRF”), Bennett Restructuring Fund, II, L.P. (“BRF II”), Bennett Offshore Restructuring Fund, Inc. (“BORF”), Restructuring Capital Associates, L.P. (“RCA”) and Barclays Global Distressed Specialist Fund I (“BGDS” and collectively with James D. Bennett, BRF, BRF II, BORF and RCA, the “Bennett Persons”) on November 4, 2004. As reported in the Form 13G, each of the Bennett Persons beneficially owns the following: (i) James D. Bennett beneficially owns 916,114 shares of our common stock representing 9.16% of the outstanding common stock and has shared voting and investment power with respect to such shares, (ii) BRF Bennett beneficially owns 387,337 shares of our common stock representing 3.87% of the outstanding common stock and has shared voting and investment power with respect to such shares, (iii) BRF II beneficially owns 164,215 shares of our common stock representing 1.64% of the outstanding common stock and has shared voting and investment power with respect to such shares, (iv) RCA beneficially owns 632,889 shares of our common stock representing 6.32% of the outstanding common stock and has shared voting and investment power with respect to such shares and (v) BGDS beneficially owns 81,337 shares of our common stock representing .81% of the outstanding common stock and has shared voting and investment power with respect to such shares.

(4)	As reported in the Form 13G filed by LC Capital Master Fund, Ltd. (“LC Capital”), Lampe, Conway & Co., LLC (“Lampe Conway”), Steven G. Lampe and Richard F. Conway (together with LC Capital, Lampe Conway and Steven G. Lampe, the “Lampe Conway Persons”) on November 1, 2004. As reported in the Form 13G, each of the Lampe Conway Persons beneficially owns the following: (i) LC Capital beneficially owns 694,775 shares of our common stock representing 6.9% of the outstanding common stock and has shared voting and investment power with respect to such shares, (ii) Lampe Conway beneficially owns 746,523 shares of our common stock representing 7.5% of the outstanding common stock and has shared voting and investment power with respect to such shares, (iii) Steven G. Lampe beneficially owns 746,523 shares of our common stock representing 7.5% of the outstanding common stock and has shared voting and investment power with respect to such shares, and (iv) Richard F. Conway beneficially owns 746,523 shares of our common stock representing 7.5% of the outstanding common stock and has shared voting and investment power with respect to such shares.

(5)	Does not include shares beneficially owned by TCP as described in footnote (1) above. Mr. Holdsworth is a managing partner of TCP.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Viasystems Group, Inc.

      On March 29, 2000, we sold our wire harness business to Viasystems for $210.8 million in cash. Prior to our Chapter 11 filing, both we and Viasystems were commonly controlled by affiliates of Hicks Muse.

      In connection with the Wire Harness Sale, we entered into an agreement to supply Viasystems’ wire harness business with substantially all of their insulated wire requirements through 2005, which is a continuation of existing practice. In connection with such sale, we agreed to indemnify Viasystems for certain product liability claims, as described in the purchase agreement (see Note 7 to the Company’s Consolidated Financial Statements). As of and for the year ended December 31, 2003, we had sales to Viasystems of $34.1 million and outstanding receivables related to those sales of $10.9 million. Affiliates of GSCP (NJ), Inc. have an ownership interest in Viasystems. Robert A. Hamwee, the Chairman of the Board of our company, also serves on the board of directors of Viasystems and is a stockholder and executive officer of GSCP (NJ), Inc. By virtue of Mr. Hamwee’s relationship with GSCP (NJ), Inc., he may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of, the shares of common stock of Viasystems owned by affiliates of GSCP (NJ), Inc. Mr. Hamwee disclaims beneficial ownership of Viasystem’s common stock except to the extent of his pecuniary interest in Viasystem’s common stock.

      In September 2002, we began selling a portion of our production scrap to Prime Materials Recovery, Inc. (“Prime”). Prime is a closely held company and its majority shareholder, chairman and a director is the President and Chief Operating Officer of our company. In addition, the Vice President of Finance of our company holds a minority ownership interest and is a director of Prime. Sales to Prime for the year ended December 31, 2003 were $11.2 million and the amount due from Prime as of December 31, 2003 was $0.1 million. Sales to Prime were made at arms-length prices and terms comparable to those of other companies in the industry.

Relationships with Hicks Muse

Monitoring and Oversight Agreement

      On June 12, 1995, we entered into a ten-year Monitoring and Oversight Agreement, as amended (the “M&O Agreement”) with International Wire Holding Company (“Holding”) and Hicks, Muse & Co. Partners, L.P. (“Hicks Muse Partners”), a limited partnership of which the sole general partner is HM Partners Inc., a corporation affiliated with Hicks Muse, pursuant to which we paid an annual fee of $0.5 million for oversight and monitoring services. The annual fee was adjustable at the end of each fiscal year to an amount equal to 0.1% of our consolidated net sales, but in no event less than $0.5 million, pursuant to the M&O Agreement, in the event we failed to achieve certain minimum EBITDA targets, such fees were not required to be paid in cash but accrued. Hicks Muse Partners was also entitled to receive a fee equal to 1.5% of the transaction value (as defined) for each add-on transaction (as defined) in which we were involved. The term “transaction value” means the total value of any add-on transaction, including, without limitation, the aggregate amount of the funds required to complete the add-on transaction (excluding any fees payable pursuant to the M&O Agreement and any fees, if any, paid to any other person or entity for financial advisory, investment banking, brokerage, or any other similar services rendered in connection with such add-on transaction) including the amount of any indebtedness, preferred stock or similar items assumed (or remaining outstanding). The term “add-on transaction” means any future proposal for a tender offer, acquisition, sale, merger, exchange offer, recapitalization, restructuring, or other similar transaction directly or indirectly involving Holding, us, or any of our respective subsidiaries and any other person or entity. Pursuant to the M&O Agreement, Hicks Muse Partners received fees in the amounts of $500,000 and $500,000, respectively, in fiscal 2003 and 2002.

      Jack D. Furst, formerly a director of our company, is a principal of Hicks Muse Partners. In addition, we have agreed to indemnify Hicks Muse Partners, its affiliates and shareholders, and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse Partners in connection with the M&O Agreement.

      The M&O Agreement made available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. The services that were provided by Hicks Muse Partners could not otherwise have been obtained by us and Holding without the addition of personnel or the engagement of outside professional advisors. In management’s opinion, the fees provided for under this agreement reasonably reflected the benefits received by us.

      In connection with the Plan, the M&O Agreement was terminated as of the Effective Date; however, the indemnification obligations relating to any matter predating the Effective Date remain in effect.

Registration Rights Agreement

      The selling security holders are party to the amended and restated registration rights agreement entered into on November 23, 2004. A registration rights holder is a holder of an allowed subordinated notes claim (i) receiving a distribution pursuant to the Plan of ten (10%) percent or greater of the our common stock, (ii) that we reasonably determine is an underwriter pursuant to section 1145 of the Bankruptcy Code with respect to our common stock or the Notes that such holder received pursuant to the Plan, (iii) that we reasonably determine is subject to resale restrictions on our common stock that such holder received pursuant to the Plan by operation of Rule 144 of the Securities Act of 1933, or (iv) that we agree shall be a Registration Rights Holder.

      The registration rights agreement contains customary terms and conditions, including:

•	shelf registration rights with respect to our common stock;

•	demand registration rights with respect to both our common stock and the Notes; and

•	piggyback registration rights with respect to both our common stock and the Notes.

      We will pay all customary costs and expenses associated with this and each other registration, including for each registration statement prepared, the reasonable fees and expenses of one law firm for the registration rights holders selected by registration rights holders holding at least a majority in aggregate principal amount or number, as the case may be, of our outstanding common stock and/or notes covered by such registration; provided, however,that such law firm representing the registration rights holders will be approved by us, such approval not to be unreasonably withheld or delayed. Registration rights holders will pay underwriting discounts, commissions, and applicable transfer taxes, if any, on any shares sold by such holders.

      Each registration rights holder will be entitled to assign, in whole or in part, its rights under the registration rights agreement to any transferee or assignee of a registration rights holder’s common stock not sold to the public; provided, however, that we are given written notice by such registration rights holder prior to such transfer, stating the name and address of such transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned and we give prior written consent to such transfer, which consent shall not be unreasonably withheld or delayed.

      Any registration rights holder will be entitled to withdraw from the registration rights agreement immediately upon notice to us and the other registration rights holders party to the registration rights agreement.

      GSCP (NJ), Inc., an affiliate of GSC Recovery II, L.P. and GSC Recovery IIA, L.P., is a party to the registration rights agreement. Robert A. Hamwee, a stockholder and executive officer of GSCP (NJ), Inc., is Chairman of the Board of our Company.

SELLING SECURITY HOLDERS

      All of the securities covered by this prospectus are being offered by the selling security holders listed in the table below. No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table below.

      The selling security holders may offer and sell, from time to time, any or all of their securities. Because the selling security holders may offer all or only some portion of the securities listed below, we cannot provide any estimate as to the amount or percentage of these securities that will be held by the selling security holders upon termination of the offering.

      The following table lists:

•	the name of each selling security holder;

•	the amount of each type of offered security beneficially owned by that selling security holder before the offering; and

•	the amount of securities being offered for sale by that selling security holder.

      We obtained the information in the following table from the selling security holders. This information is as of November 22, 2004. Except for Hicks, Muse, Tate & Furst Equity Fund II, L.P., no selling security holder has held any position, office or other material relationship with us or any of our affiliates during the past three years.

	Number	Number
	of Shares	of Shares
	of Common	of Common
	Stock	Stock
Name of Selling Security Holder	Owned	Offered

GSC Recovery II, L.P.(1)	685,734	685,734
GSC Recovery IIA, L.P.(1)	999,918	999,918
Special Value Opportunities Fund, LLC(2)	637,171	637,171
Special Value Absolute Return Fund, LLC(2)	2,135,319	2,135,319
Hicks, Muse, Tate & Furst Equity Fund II, L.P.	331,115	331,115

(1)	GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P.; GSC RII, LLC is the general partner of GSC Recovery II GP, L.P.; GSCP (NJ) Holdings, L.P. is the sole member of GSC RII, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery II, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P.

GSC Recovery IIA GP, L.P. is the general partner of GSC Recovery IIA, L.P.; GSC RIIA, LLC is the general partner of GSC Recovery IIA GP, L.P.; GSCP (NJ) Holdings, L.P. is the sole member of GSC RIIA, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery IIA, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P. Each of Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel, and Andrew Wagner are the executive officers and stockholders of GSCP (NJ), Inc. and the Limited Partners of GSCP (NJ), L.P.

By virtue each of the above entity’s and individual’s relationship with GSC Recovery II L.P. and GSC Recovery IIA, L.P. , each may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of, the securities owned by GSC Recovery II L.P. and GSC Recovery IIA, L.P. Each of the above entities and individuals disclaims beneficial ownership of such securities except to the extent of each entity’s and individual’s pecuniary interest in such securities.

(2)	The managing member of SVAR is SVAR/MM, LLC (“SVAR/MM”). The managing member of SVAR/MM is Tennenbaum Capital Partners, LLC (“TCP”). The managing member of TCP is TCO. The managing member of TCO is Michael E. Tennenbaum. TCP is the investment advisor to SVAR. TCP, SVAR/MM, TCO and Mr. Tennenbaum share voting and dispositive power for the shares owned of record by SVAR. TCP is the investment advisor to SVOF. TCP, TCO and Mr. Tennenbaum share voting and dispositive power for the shares owned of record by SVOF.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue 20 million shares of common stock, $0.01 par value. The following summary of the rights of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and bylaws which are included as exhibits to the registration statement of which this prospectus is a part and by the provisions of Delaware law.

Common Stock

      As of November 22, 2004, there were 10,000,002 shares of common stock outstanding held of record by approximately two stockholders. The holders of outstanding shares of common stock are entitled to the following rights:

•	to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors from time to time may determine;

•	one vote for each share held on all matters submitted to a vote of stockholders; and

•	upon our liquidation, dissolution or winding-up, to share ratably in all assets remaining after payment of liabilities.

      Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is duly and validly issued, fully paid and nonassessable.

Options to Purchase Common Stock

      As of November 22, 2004, we have not granted any options under our 2004 Stock Option Plan.

Registration Rights

      We entered into a registration rights agreement with the selling security holders on October 20, 2004. See “Certain Relationships and Related Transactions” for a summary of the terms of the registration rights agreement.

Certain Charter Provisions

      Our certificate of incorporation includes provisions that divide the board of directors into two classes. The initial term of the Class I directors will expire at the 2005 annual meeting of stockholders and the initial term of the Class II directors will expire at the 2006 annual meeting of stockholders. After the 2006 annual meeting of stockholders, all directors’ terms will expire one year after their election to the board of directors.

      These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types transactions that may involve an actual or threatened change of control of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Indemnification of Directors and Officers

      Our amended and restated certificate of incorporation provides a right to indemnification to the fullest extent permitted by law to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in our right or otherwise, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was our director or officer or is or was serving at our request as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan, and that such person will be indemnified and held harmless by us to the fullest extent authorized by, and subject to the conditions and procedures set forth in the Delaware General Corporation Law, against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, certain taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person. Our amended and restated certificate of incorporation also provides for the advancement of expenses to an indemnified party. Additionally, we may indemnify any employee or agent of ours to the fullest extent permitted by law.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is Computershare Trust Company, Inc.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facility

      Concurrently with the consummation of our reorganization, we and our domestic subsidiaries entered into (1) a credit agreement among Congress Financial Corporation (Central), as administrative agent, and the several banks and financial institutions parties thereto, which provides for a five year senior revolving credit facility in an amount of up to $110.0 million (including, as a sub-facility of the revolving credit facility, a $25 million letter of credit facility), and (2) a credit agreement among Silver Point Finance LLC, as administrative agent, and the several banks and financial institutions parties thereto, which provides for a $30.0 million five year senior term loan facility.

      The following is a summary description of the principal terms and conditions of our senior credit facilities, as currently in effect. The description is not intended to be exhaustive and is qualified in its entirety by reference to the provisions of the definitive agreement. We sometimes refer to the revolving credit facility and the term loan collectively in this prospectus as our “credit facility.”

Revolving Credit Facility and Term Loan

      The credit facility currently provides for a revolving credit facility of up to $110.0 million (with a letter of credit sub-facility of $25 million) tied to a borrowing base, which is calculated by reference to, among other things, eligible accounts, eligible inventory and eligible real property and equipment, and a term loan in the amount of $30.0 million. As of November 9, 2004, letters of credit in the amount of $7.6 million are outstanding and $54.7 is drawn under our revolving credit facility.

Interest Rates and Fees

      We may choose to pay interest on advances under the credit facility at either a eurodollar rate or a base rate plus the following applicable margin: (1) for base rate term loan advances, 3.50% per annum; (2) for eurodollar rate term loan advances, 6.00% per annum; (3) for base rate revolving credit facility advances, 0.25% to 1.00% per annum, depending on the borrowing base component to which such revolving credit facility advances relate and subject to adjustment in accordance with a pricing grid based on excess availability, (4) for eurodollar rate revolving credit facility advances, 2.00% to 2.75% per annum, depending on the borrowing base component to which such revolving credit facility advances relate and subject to adjustment in accordance with a pricing grid based on excess availability, and (5) for letters of credit, 1.50% to 2.00% per annum, subject to adjustment in accordance with a pricing grid based on excess availability. The default rate is 2.00% above the rate otherwise applicable. We also have an annual commitment fee of 0.25% on the unused balance of our revolving credit facility and a letter of credit fee equal to 0.125% plus the applicable margin in respect of letters of credit.

Security and Guarantees

      Our domestic subsidiaries are the primary parties to the credit facility. We (International Wire Group, Inc.) have guaranteed their obligations under the credit facility. The collateral for our senior credit facility includes all or substantially all of our domestic subsidiaries assets and all or substantially all of our assets. The term loans, and the liens and guarantees in respect thereof, are junior to the revolving credit facility, and the liens and guarantees in respect thereof.

Covenants

      Our credit facility require us to observe conditions, affirmative covenants and negative covenants (including financial covenants), including the following financial covenants tested only under certain circumstances; (1) minimum availability under the revolving credit facility, and (2) maximum total leverage.

Maturity

      Our revolving credit facility commitment expires on October 20, 2009. The term B loan is required to be repaid in full at maturity on October 20, 2009.

Optional Prepayments

      We may prepay the loans or reduce the commitments under our credit facility in a minimum amount of $5.0 million and additional integral amounts in multiples of $1.0 million in respect of the revolving credit facility and in a minimum principal amount of $1.0 million and integral multiples of $100,000 in respect of the term loan facility. The term loan facility may not be voluntarily prepaid prior to October 20, 2005. The revolving credit facility may not be reduced by more than $10.0 million in any twelve-month period.

Mandatory Prepayments

      We must prepay the loans and reduce the commitments under the revolving credit facility by the following amounts (subject to certain exceptions):

•	an amount equal to 100% of the net proceeds of any incurrence of indebtedness by us or any of our subsidiaries;

•	an amount equal to 100% of the net proceeds of any non-ordinary course sale or other disposition by us or any of our subsidiaries of any assets, except for certain customary exceptions.

      The lenders under our credit facility will apply each mandatory prepayment to any outstanding borrowings under the loans in accordance with the terms of an intercreditor agreement among the lenders to the revolving credit facility and the term loan.

10% Secured Senior Subordinated Notes due 2011

Brief Description

      The Notes are:

•	senior subordinated obligations of our company;

•	senior in right of payment to any of our future subordinated obligations;

•	guaranteed by our domestic subsidiaries; and

•	secured by a third-priority lien on all or substantially all of our and our domestic subsidiaries assets, including 65% of the capital stock of, or other equity interests in, our foreign subsidiaries.

Principal, Maturity and Interest

      We issued the Notes pursuant to our plan of reorganization on October 20, 2004 in aggregate principal amount of $75 million. The Notes will mature on October 15, 2011.

      Interest on the Notes will accrue at the rate of 10% per annum and will be payable semiannually in arrears on October 15 and April 15, commencing on April 15, 2005. Interest on overdue principal accrues at 2% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Optional Redemption

      Except as set forth below, we will not be entitled to redeem the Notes at our option prior to October 15, 2007. At any time after October 15, 2007, we may at our option redeem all or part of the Notes at the redemption prices (expressed as percentages of the principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date if redeemed during the twelve month period beginning on October 15 of the years indicated below:

Redemption
Period	Price

2007	105.50%
2008	102.50%
2009	101.25%
2010 and thereafter	100.00%

      Notwithstanding the foregoing, at any time after the issue date, on or prior to October 15, 2007:

•	we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 110% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date with net cash proceeds at one or more underwritten public offerings of our common stock;

•	if we or any of our restricted consummate an asset disposition pursuant to which the net available cash exceeds $25.0 million, we will have the option to redeem up to the maximum principal amount of the Notes that may be purchased out of such net available cash at any offer price in cash in an amount equal to 110% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date fixed for redemption; provided that the redemption occurs within 90 days after the date of the closing of the asset disposition.

Our ability to redeem the Notes is also subject to restrictions in our senior credit facility.

      We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, upon a change of control of our company, we may be required to offer to purchase the Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date fixed for the closing of such offer to purchase.

      The indenture governing the notes contains restrictive covenants which, among other things, limit our ability and some of our subsidiaries to (subject to exceptions):

      • incur additional debt;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	restrict dividends or other payments;

•	transfer of sell assets;

•	engage in transitions with affiliates;

•	create certain liens;

•	engage in sale/leaseback transactions;

•	impair the collateral for the Notes;

•	make investments;

•	guarantee debt;

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries; and

•	engage in unrelated businesses.

      Upon the occurrence of events of default specified in the indenture, the trustee for the Notes or the holders of at least 25% of the principal amount of the outstanding Notes may declare the principal amount then outstanding of, and accrued but unpaid interest, if any, on, all of the Notes to be due and payable.

Upon the happening of other events of default specified in the indenture, the principal amount then outstanding of, and accrued but unpaid interest, if any, on, all of the Notes will automatically become due and payable without any action by the trustee or the holders of the Notes.

      We may terminate most of our obligations under the indenture governing the Notes at any time by irrevocably depositing in trust with the trustee money or U.S. government obligations for the payment of principal, premium (if any), and interest on the Notes to maturity or any redemption date we specify, together with satisfying other conditions and obligations set forth in the indenture.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of our Common Stock After the Offering

      No predictions can be made as to the effect, if any, that sales of additional shares of common stock, or the perception that sales will be made, could have on the trading price of our common stock after the offering. Sales of substantial amounts of our common stock after the offering could adversely affect the trading price of our common stock because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

      As of November 22, 2004, we have outstanding 10,000,002 shares of our common stock. Our outstanding shares of common stock were issued pursuant to an exemption provided by Section 1145(a) of the United States Bankruptcy Code and are freely tradable without restriction or further registration pursuant to the resale provisions of Section 1145(b) of the United States Bankruptcy Code. This registration statement is being filed for the benefit of holders of shares of our common stock who may be deemed to be our affiliates and, therefore, may be subject to applicable resale limitations under Rule 144 promulgated under the Securities Act of 1933.

Registration of Shares Issued in Connection with Compensatory Option Plans

      We intend to file a registration statement under the Securities Act of 1933 covering an aggregate of 1,111,111 shares of common stock reserved for issuance under our 2004 Stock Option Plan. Upon the effectiveness of such registration statement, all such shares will, subject to volume limitations applicable to affiliates that may be imposed by Rule 144 promulgated under the Securities Act of 1933, be available for sale in the open market, except to the extent that such shares are subject to our vesting restrictions or the contractual restrictions described above.

PLAN OF DISTRIBUTION

      We are registering the shares of our common stock on behalf of the selling security holders. All costs, expenses and fees in connection with the registration of the shares of our common stock offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of our common stock, which will be borne by the selling security holders. Sales of shares of our common stock offered may be effected by selling security holders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers.

      The selling security holders may make these transactions by selling shares of our common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling security holders and/or the purchasers of shares of our common stock for whom these broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary concessions).

      The selling security holders and any broker-dealers that act in connection with the sale of shares of our common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by these broker-dealers or any profit on the resale of the shares of our common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares of our common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

      Because selling security holders may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, the selling security holders may be subject to the prospectus delivery requirements of the Securities Act of 1933. The rules and regulations set forth in Regulation M promulgated under the Securities Exchange Act of 1934 provide that during the period that any person is engaged in a distribution of the shares within the meaning of Regulation M, that person usually may not purchase the shares. The selling security holders are subject to the rules and regulations of the Securities Act of 1933 and the Securities Exchange Act of 1934, including Regulation M, which may limit the timing of purchases and sales of shares by the selling security holders. Regulation M’s prohibition on purchases may include purchases to cover short positions by the selling security holders, and a selling shareholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may constitute an inducement to buy shares which is prohibited by Regulation M. Consequently, this may affect the marketability of the shares.

      Selling security holders also may resell all or a portion of the shares of our common stock in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of Rule 144.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Weil, Gotshal & Manges LLP, Dallas, Texas.

EXPERTS

      The consolidated financial statements of International Wire Group, Inc. and its subsidiaries (the “Company”) as of December 31, 2003 and December 31, 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 relating to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including its exhibits and schedules, for further information about us and our common stock. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

      Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Securities Exchange Act of 1934 and will file information with the SEC, including annual, quarterly and special reports. Such annual reports are required to contain financial statements and a report from our independent auditors in a form acceptable under SEC rules and regulations. You may read and copy any document we file with the SEC at the SEC’s public reference room at the following address:

Securities and Exchange Commission

Public Reference Room
450 Fifth Street, N.W.
Washington D.C. 20549

      You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as us who file electronically with the SEC.

      You may obtain copies of our SEC reports, at no cost, by telephoning us at (314) 746-2280 or by writing us at International Wire Group, Inc., 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105.

      You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of International Wire Group, Inc.:

      In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of International Wire Group, Inc. (a wholly owned subsidiary of International Wire Holding Company) and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, on March 24, 2004, the Company and all of its domestic subsidiaries voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code, and the Company is in default under certain of its debt agreements, which raises substantial doubt about the Company’s ability to continue as a going concern in its present form. Management’s intentions with respect to this matter are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/ PRICEWATERHOUSECOOPERS LLP

Dallas, Texas

March 15, 2004, except for Note 1,
  which is as of October 20, 2004

INTERNATIONAL WIRE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2003	2002

	(In thousands,
	except share data)
ASSETS
Current assets:
Cash and cash equivalents	$25,981	$2,546
Accounts receivable, less allowance of $4,899 and $7,080	66,130	58,690
Inventories	59,535	61,044
Restricted cash	6,632	—
Prepaid expenses and other	9,354	10,880

Total current assets	167,632	133,160
Property, plant and equipment, net	117,688	126,486
Goodwill	86,417	89,390
Intangible assets, net	4,045	5,028
Deferred financing costs, net	3,935	4,800
Restricted cash	8,462	—
Other assets	4,156	4,646

Total assets	$392,335	$363,510

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities:
Current maturities of long-term obligations and amounts subject to acceleration	$395,742	$10,133
Accounts payable	14,166	23,776
Accrued and other liabilities	18,930	12,313
Accrued payroll and payroll related items	2,633	3,220
Customers’ deposits	12,443	14,416
Accrued interest	22,367	3,003

Total current liabilities	466,281	66,861
Long-term obligations, less current maturities	1,393	325,388
Other long-term liabilities	13,289	23,614

Total liabilities	480,963	415,863

Commitments and contingencies (Notes 12 and 14)
Stockholder’s deficit:
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	0	0
Contributed capital	243,331	236,331
Carryover of predecessor basis	(67,762)	(67,762)
Accumulated deficit	(267,529)	(220,791)
Accumulated other comprehensive income/(loss)	3,332	(131)

Total stockholder’s deficit	(88,628)	(52,353)

Total liabilities and stockholder’s deficit	$392,335	$363,510

See accompanying notes to the consolidated financial statements

INTERNATIONAL WIRE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,

	2003	2002	2001

	(In thousands, except share and per share
	data)
Net sales	$389,334	$402,719	$425,130
Operating expenses:
Cost of goods sold	317,991	320,479	349,295
Selling, general and administrative expenses (including non-cash compensation income of $10,393 in 2001)	30,764	32,100	23,497
Depreciation	21,510	24,517	27,465
Amortization	3,628	3,128	9,010
Goodwill impairment	2,973	24,355	—
Reorganization expense	2,172	—	—
Impairment and plant closing charges	2,884	—	12,855
Gain on sale of property, plant and equipment	(8)	(64)	(344)

Operating income/(loss)	7,420	(1,796)	3,352
Other income/(expense):
Interest expense	(42,013)	(36,520)	(35,237)
Amortization of deferred financing costs	(4,873)	(2,123)	(1,346)
Other, net	(52)	(395)	(318)

Loss from continuing operations before income tax provision/ (benefit) and cumulative effect of change in accounting principle	(39,518)	(40,834)	(33,549)
Income tax provision/(benefit)	291	33,960	(18,895)

Loss from continuing operations before cumulative effect of change in accounting principle	(39,809)	(74,794)	(14,654)
Loss from discontinued operations, net of income taxes of $0, $0 and ($2,150), respectively	(6,929)	(4,000)	(2,850)

Loss before cumulative effect of change in accounting principle	(46,738)	(78,794)	(17,504)
Cumulative effect of change in accounting for goodwill, net of tax benefit of $19,408	—	(54,504)	—

Net loss	$(46,738)	$(133,298)	$(17,504)

Basic and diluted loss per share:
From continuing operations before cumulative effect of change in accounting principle	$(39,809)	$(74,794)	$(14,654)
Discontinued operations	(6,929)	(4,000)	(2,850)
Change in accounting principle	—	(54,504)	—

	$(46,738)	$(133,298)	$(17,504)

Weighted average basic and diluted shares outstanding	1,000	1,000	1,000
Pro forma basic and diluted net loss per share(unaudited)	$(4.67)

Pro forma weighted average basic and fully diluted shares outstanding	10,000,002

See accompanying notes to the consolidated financial statements

INTERNATIONAL WIRE GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2003, 2002, and 2001

					Accumulated
			Carryover of		Other
	Common	Contributed	Predecessor	Accumulated	Comprehensive
	Stock	Capital	Basis	Deficit	Income (Loss)	Total

	(In thousands)
Balance December 31, 2000	$0	$246,724	$(67,762)	$(69,989)	$(1,224)	$107,749
Non-cash compensation income	—	(10,393)	—	—	—	(10,393)
Comprehensive income (loss):
Net loss	—	—	—	(17,504)	—	(17,504)
Foreign currency translation adjustments	—	—	—	—	(2,271)	(2,271)

Total comprehensive loss						(19,775)

Balance December 31, 2001	0	236,331	(67,762)	(87,493)	(3,495)	77,581
Comprehensive income (loss):
Net loss	—	—	—	(133,298)	—	(133,298)
Foreign currency translation adjustments	—	—	—	—	3,364	3,364

Total comprehensive loss						(129,934)

Balance December 31, 2002	0	236,331	(67,762)	(220,791)	(131)	(52,353)
Capital contributed	—	7,000	—	—	—	7,000
Comprehensive income (loss):
Net loss	—	—	—	(46,738)	—	(46,738)
Foreign currency translation adjustments	—	—	—	—	3,463	3,463

Total comprehensive loss						(43,275)

Balance December 31, 2003	$0	$243,331	$(67,762)	$(267,529)	$3,332	$(88,628)

See accompanying notes to the consolidated financial statements

INTERNATIONAL WIRE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,

	2003	2002	2001

	(In thousands)
Cash flows provided by (used in) operating activities:
Net loss	$(46,738)	$(133,298)	$(17,504)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	21,510	24,517	27,465
Amortization	3,628	3,128	9,010
Amortization of deferred financing costs	4,873	2,123	1,346
Provision for doubtful accounts	1,832	3,658	2,183
Gain on sale of property, plant and equipment	(8)	(64)	(344)
Impairment of property, plant and equipment	2,377	—	5,468
Loss from discontinued operations	6,929	4,000	2,850
Goodwill impairment and cumulative effect of change in accounting for goodwill	2,973	78,859	—
Non-cash compensation income	—	—	(10,393)
Deferred income taxes	—	45,834	(16,193)
Reversal of tax reserve	(33)	(10,000)	—
Inventory valuation adjustment	—	—	10,000
Change in assets and liabilities:
Accounts receivable	(7,473)	1,709	16,910
Inventories	2,492	(1,992)	14,957
Prepaid expenses and other	(1,567)	(3,551)	(4,588)
Accounts payable	(10,356)	(278)	(18,923)
Accrued and other liabilities	4,961	(4,763)	(315)
Accrued payroll and payroll related items	(587)	(1,918)	(6,602)
Customers’ deposits	(1,973)	(1,362)	(3,961)
Accrued interest	18,389	(1,716)	(1,869)
Other long-term liabilities	(3,320)	403	(347)

Net cash provided by (used in) continuing operations	(2,091)	5,289	9,150
Net cash used in discontinued operations	(4,820)	(5,414)	(5,220)

Net cash from operating activities	(6,911)	(125)	3,930

Cash flows used in investing activities:
Capital expenditures by continuing operations	(13,970)	(11,505)	(25,968)
Proceeds from sale of property, plant and equipment	8	333	2,533

Net cash used in investing activities	(13,962)	(11,172)	(23,435)

Cash flows provided by (used in) financing activities:
Borrowings under long-term obligations	79,477	6,995	—
Repayment under long-term obligations	(16,888)	(1,484)	(2,030)
Restricted cash	(15,094)	—	—
Financing fees and other	(4,008)	—	(2,459)

Net cash provided by (used in) financing activities	43,487	5,511	(4,489)

Effect of exchange rate changes on cash and cash equivalents	821	315	(233)

Net change in cash and cash equivalents	23,435	(5,471)	(24,227)
Cash and cash equivalents at beginning of the period	2,546	8,017	32,244

Cash and cash equivalents at end of the period	$25,981	$2,546	$8,017

See accompanying notes to the consolidated financial statements

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2002 and 2001
(In thousands, except share data)

1.	Business Organization and Basis of Presentation

      International Wire Group, Inc., a Delaware corporation (the “Company”), through its subsidiaries, is a leading manufacturer and marketer of wire products, including bare and tin-plated copper wire and insulated wire, for other wire suppliers and original equipment manufacturers. The Company’s products include a broad spectrum of copper wire configurations and gauges with a variety of electrical and conductive characteristics and are utilized by a wide variety of customers primarily in the appliance, automotive, electronics and data communications and general industrial/energy industries. The Company manufactures and distributes its products at 22 facilities located in the United States, Mexico, France, Italy and the Philippines.

      The Company was formed to participate in the transactions contemplated by the Acquisitions (as described below). On June 12, 1995, Wirekraft Holdings Corp. (“Wirekraft”), Omega Wire Corp. (“Omega”), International Wire Holding Company (“Holding”), the sole common stockholder of the Company, Wirekraft Acquisition Company and certain shareholders of Wirekraft and Omega entered into a series of acquisitions and mergers (the “Acquisitions”) pursuant to which the Company acquired all of the common equity securities (and all securities convertible into such securities) of Wirekraft and all of the common equity securities of Omega. In accordance with EITF 88-16, “Basis in Leveraged Buy Out Transactions,” the Acquisitions have been accounted for at “predecessor basis.”

      Since the Company was formed in 1995, it has completed the acquisition of several entities and the related operations of those businesses. These acquisitions and related results of operations are included in the accompanying consolidated financial statements.

      In March 2000, the Company consummated the sale of its Wire Harness business to Viasystems International, Inc. (“Viasystems”) for $210,798 in cash (the “Wire Harness Sale”). In connection therewith, the Company entered into an agreement to supply Viasystems’ wire harness business with substantially all of their insulated wire requirements through 2003, which was a continuation of existing practice. This supply agreement has been extended through December 2005. See Note 7 for further discussion of the Wire Harness Sale.

      In August 2001, the Company furthered its international expansion with the purchase of a manufacturing facility in Durango, Mexico. This new facility, approximately 600 miles south of the U.S./ Mexican border, allows the Company to expand its relationships with existing global customers in North America and seek new opportunities in Central and South America. Production and shipments to customers at this new facility began in the third quarter of 2002.

Subsequent Event — Filing for Voluntary Chapter 11 Reorganization and Agreement with Notes Holders to Recapitalize

      On March 24, 2004, the Company entered into a lock-up and voting agreement with a majority in principal amount of the Company’s Bondholders including the members of an Ad Hoc Committee of Bondholders and its largest equity holder to effect a pre-negotiated plan of reorganization. The plan of reorganization will involve the exchange of approximately $305,000 of principal amount plus accrued interest of the Company’s 11.75% and 14% Senior Subordinated Notes for 96% of the Common Stock of Reorganized International Wire and $75,000 of new 10% unsecured notes to be issued pursuant to the plan of reorganization.

      Under Chapter 11, certain claims against the debtor in existence prior to the filing of the petition for relief under federal bankruptcy laws are stayed while the debtor continues business operations as a debtor-in-possession. These claims would be considered “liabilities subject to compromise.” The primary

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

categories of liabilities subject to compromise had the Company been a debtor-in-possession at December 31, 2003 would consist of the following:

Accrued interest	$22,367
Subordinated Notes, excluding unamortized premium	305,000

Total	$327,367

      In order to consummate its reorganization, International Wire Group, Inc. and all of its domestic subsidiaries’ filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court in the Southern District of New York (“the Filing”). The cases were consolidated and are being jointly administered under case number 04-11991 (BRL). The Company’s non-U.S. subsidiaries were not part of the filing.

      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Filing, such realization of certain assets and liquidation of certain liabilities are subject to significant uncertainty. Further, a plan of reorganization could materially change the amounts and classifications reported in the consolidated financial statements, which do not give effect to any adjustments to the carrying value or classification of assets or liabilities that might be necessary as a consequence of a plan of reorganization.

      All of the Company’s pre-petition long-term debt is now in default due to the Filing. Accordingly, the accompanying consolidated balance sheet as of December 31, 2003 reflects the classification of all of the pre-petition long-term debt as current.

      On March 24, 2004, the Company entered into a debtor-in-possession financing agreement with Highbridge/ Zwirn Special Opportunities Fund, L.P. and a group of senior lenders. Such financing agreement provides for $140,000 of debtor-in-possession financing consisting of a $90,000 revolving loan and a $50,000 term loan. The debtor-in-possession financing was used to repay $82,000 of Senior Secured Notes plus accrued interest, premium and fees and will provide working capital during the reorganization process.

      On October 20, 2004, the Company’s Second Amended and Restated Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the “Plan”) was confirmed and the Company emerged. The plan of reorganization involved the exchange of approximately $305,000 of principal amount plus accrued interest of the Company’s 11.75% and 14% Senior Subordinated Notes for 96% of the Common Stock of Reorganized International Wire and $75,000 of new 10% unsecured notes to be issued pursuant to the plan of reorganization. All other liabilities were unimpaired and will be paid with interest. In addition, the Company entered into an agreement for the Company’s $140,000 senior credit facility. The proceeds of which were utilized to refinance the Company’s obligations under the DIP facility and provide funding for working capital and other general corporate purposes.

      Through December 31, 2003, the Company incurred approximately $2,172 of reorganization expenses primarily related to professional fees.

Recent Event

      Pursuant to the Company’s Second Amended and Restated Joint Plan of Reorganization, the Company agreed to file a Form S-1 Registration Statement under the Securities Act of 1933. The Form S-1 filing is being made for the registration of 10 million shares of Common Stock.

      The unaudited pro forma earnings/(loss) per share and pro forma weighted average shares outstanding reflect the effectiveness of the Company’s planned registration of 10 million shares of Common Stock issued by the Company upon emergence from bankruptcy.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

      Sales and related cost of goods sold are included in income when goods are shipped to customers in accordance with the delivery terms which are generally F.O.B. destination for bare wire products and F.O.B. shipping point for insulated wire products. Customers have the right to return products that do not meet the specific requirements set forth in the customer’s purchase orders. A provision for the estimated amount of such returns is recorded based on historical experience and any notification received of pending returns.

      The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by review of their current credit information. A provision for estimated credit losses is based upon historical experience and any specific customer collection issues that have been identified.

Inventories

      Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method.

Property, Plant and Equipment

      Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method. The average estimated lives utilized in calculating depreciation are as follows: building — 25 to 40 years; building improvements — 15 years; machinery and equipment — 3 to 11 years; and furniture and fixtures — 5 years. Leasehold improvements are amortized over the shorter of the term of the respective lease or the life of the respective improvement. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the consolidated statement of operations.

Goodwill and Intangible Assets, Net

      Goodwill represents the excess of cost over the value of net assets acquired. Prior to 2002, goodwill was amortized using the straight-line method over a range of twenty to forty years. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No. 142, the Company has identified intangible assets with finite lives and amortized these assets over their defined lives. Intangible assets with indefinite lives, such as goodwill, are no longer being amortized but are reviewed at least annually for impairment as required under SFAS No. 142 using a fair-value-based test.

Impairment of Long-lived Assets

      The Company has periodically assessed the recoverability of long-lived assets (including intangible assets) based on its current and anticipated future undiscounted cash flows. In addition, the Company’s policy for the recognition and measurement of any impairment of long-lived assets has been to assess the current and anticipated future cash flows associated with the impaired asset. An impairment occurs when the undiscounted cash flows (excluding interest) do not exceed the carrying amount of the asset. The

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of the impairment loss is the difference between the carrying amount of the asset and its estimated fair value.

      On January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment of Disposal of Long-lived Assets” as described herein. In accordance with SFAS No. 144, long-lived assets are to be tested for impairment, and a probability-weighted cash flow estimation approach is used when situations occur in which alternative courses of action to recover the carrying amount of long-lived assets are under consideration or a range is estimated for the amount of possible future cash flows. The adoption of this statement did not have an impact on the Company’s consolidated financial position.

Deferred Financing Costs

      Deferred financing costs, consisting of fees and other expenses associated with debt financing are amortized over the term of the related debt using the straight-line method, which approximates the effective interest method.

Deferred Income Taxes

      The Company accounts for certain items of income and expense in different periods for financial reporting and income tax purposes. Provisions for deferred income taxes are made in recognition of such temporary differences, where applicable. A valuation allowance is established against deferred tax assets unless the Company believes it is more likely than not that the benefit will be realized.

Non-cash Compensation Expense (Income)

      The Company records non-cash compensation which reflects the difference between the cost of Holding’s Class A common stock, which can be converted into shares of Holding common stock at a variable rate, and the value of the common shares at the time of the valuation. Contributed capital is increased for non-cash compensation expense and decreased for non-cash compensation income.

Foreign Currency Translation

      The Company has operations in Mexico, France, Italy and the Philippines. Local currencies are the functional currency for the Company’s foreign subsidiaries located in France and Italy. Accordingly, assets and liabilities of these foreign subsidiaries are translated at the rates of exchange in effect at the balance sheet date. Income and expense items of these subsidiaries are translated at average monthly rates of exchange. The resultant translation gains and losses are reported in other comprehensive income/loss.

      The U.S. dollar is the functional currency for the operations in Mexico and the Philippines. All gains and losses from remeasurement and transactions are determined using a combination of current and historical rates and are included in net loss.

      Exchange gains and losses arising from transactions in currencies other than the functional currency of the subsidiary involved are included in income. To date, the effect of such amounts on net loss has not been material.

Fair Value of Financial Instruments

      The Company’s financial instruments, excluding the Senior Subordinated Notes (as hereinafter defined) are carried at face amounts, as they approximate fair value. The Company has estimated the fair market value of its $305,000 of Senior Subordinated Notes using current market data. The fair market value of the Senior Subordinated Notes was approximately $187,575 and $184,525 at December 31, 2003 and 2002, respectively.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings/(Loss) Per Share

      Earnings/(Loss) per common share is computed in accordance with SFAS No. 128, “Earnings per share.” During all periods presented there were 1,000 shares outstanding. There were no common stock equivalents included as the diluted calculation as all such amounts were antidilutive.

Estimates and Assumptions

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Option Plans

      As allowed under SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company applies APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized as options are issued at exercise prices equal to the market value at date of grant. There may be compensation expense in future periods to the extent that the fair value of the stock exceeds the exercise price of the Performance Options as discussed more fully in Note 11. Had compensation cost for the respective option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company’s net loss would approximate the following:

	2003	2002	2001

Pro forma net loss:
Reported net loss	$(46,738)	$(133,298)	$(17,504)
Add: Stock-based employee compensation expense included in reported income, net of related tax effects	—	—	—
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(207)	(126)	(239)

Pro forma net loss	$(46,945)	$(133,424)	$(17,743)

Statement of Cash Flows

      For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Interest paid for the years ended December 31, 2003, 2002 and 2001, was $23,625, $38,239 and $37,106, respectively. Net taxes paid (refunded) for the years ended December 31, 2003, 2002 and 2001 were $187, $(1,680) and ($3,816), respectively.

      In 2001, the Company recorded capital lease obligations of $2,274 for property, plant and equipment.

Significant Customers

      The Company had sales to one customer in 2003 that exceeded 10% of consolidated net sales from continuing operations. Sales to this customer represented 12% of net sales in 2003. For the years ended December 31, 2002 and 2001, the Company had one customer, different from above, that exceeded 10% of

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated net sales. Sales to this customer represented 11% and 12% of net sales for each year, respectively.

Change in Accounting Principle

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill is no longer amortized and the rules for measuring goodwill impairment use a fair-value-based test. Under the new rules, the fair value of each of the Company’s reporting units with assigned goodwill must be calculated using either market comparables or a discounted cash flow approach, or a combination thereof. Once the fair value of the reporting unit has been determined, the fair value of net assets, including intangibles, of that reporting unit must be compared to the total market value derived in the first step to determine impairment.

      The Company adopted SFAS No. 142 as of January 1, 2002. Accordingly, the Company has stopped the amortization of goodwill effective January 1, 2002.

      In completing the transitional impairment test required under SFAS No. 142, the Company determined the estimated fair value of its various reporting units and compared that amount to their respective carrying values. Based on this calculation, the Company determined that an impairment existed primarily related to insulated wire operations obtained through the acquisition of Wirekraft Industries, Inc. in 1992 and the acquisition of a group of affiliated companies collectively referred to as Dekko Wire Technology Group in 1996. To determine the amount of the impairment, the Company calculated the “implied fair value” of goodwill for each impaired reporting unit in the same manner as the amount of goodwill recognized in a business combination is determined. The Company then recognized an impairment charge to write-off goodwill in the amount of $54,504, net of tax benefit of $19,408 in the first quarter of 2002, representing the excess carrying amount of goodwill over the “implied fair value” of goodwill for the impaired reporting units. Additional impairments were recorded in the fourth quarters of 2003 and 2002 of $2,973 and $24,355, respectively, as a result of a further decline in the fair value of these reporting units as well as the European operations in 2003. The impairment losses are recognized in the consolidated statement of operations under the captions “goodwill impairment” and “cumulative effect of change in accounting for goodwill”.

      Had amortization of goodwill and intangible assets been accounted for as prescribed under SFAS No. 142 for all periods reported, the Company’s 2001 net loss before change in accounting principle would have been as follows:

2001

As reported	$(17,504)
Pro forma	$(12,494)

Recently Issued Accounting Standards

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” (“VIEs”), an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to improve financial reporting of special purpose and other entities. In accordance with the interpretation, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity’s assets, liabilities, and results of operating activities must consolidate the entity in their financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. Certain VIEs that are qualifying special purpose entities (“QSPEs”) subject to the reporting requirements of SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Extinguishment of Liabilities,” will not be required to be consolidated under the provisions of FIN 46. The consolidation provisions of FIN 46 apply to VIEs created or entered into after January 31, 2003, and for pre-existing VIEs in the first reporting period beginning after June 15, 2003. If applicable, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. In addition, FIN 46 expands the disclosure requirements for the beneficiary of a significant or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities. Since the Company has no such VIEs, the adoption of this statement did not impact the Company’s consolidated financial position and results of operations.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The statement requires that costs associated with exit or disposal activities must be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operation or other exit or disposal activity. This statement is effective for the Company’s exit or disposal activities initiated after December 31, 2002 and the provisions of this statement are incorporated herein.

      In April of 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 clarifies the definition of a derivative and amends the implementation guidance of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149, which amend implementation guidance of SFAS No. 133, are effective for fiscal quarters that began prior to June 15, 2003. The adoption of this statement did not have an effect on the Company’s consolidated financial position and results of operations.

      On May 15, 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 represents the first phase of the FASB’s project on liabilities and equity and requires financial instruments that meet the definitions in the statement to be classified as liabilities. SFAS 150 requires that mandatorily redeemable preferred stock be classified and accounted for as a liability. However, it excludes from its scope convertible instruments, which will be addressed in the second phase of the FASB project. SFAS No. 150 is effective at the beginning of the first interim period beginning after June 15, 2003. Since the Company has no such financial instruments, the adoption of this statement did not have an effect on the Company’s consolidated financial position and results of operations.

3.	Inventories

      The composition of inventories is as follows:

	December 31,

	2003	2002

Raw materials	$15,654	$15,051
Work-in process	18,887	22,561
Finished goods	24,994	23,432

Total inventories	$59,535	$61,044

      The current cost of inventories at December 31, 2003 and 2002 approximated the carrying cost.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property, Plant and Equipment

      The composition of property, plant and equipment is as follows:

	December 31,

	2003	2002

Land	$4,720	$4,720
Buildings and improvements	61,470	62,950
Machinery and equipment	239,937	244,797
Construction in progress	10,234	9,664

	316,361	322,131
Less: accumulated depreciation	(198,673)	(195,645)

	$117,688	$126,486

5.	Goodwill and Intangible Assets, Net

      The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002

Balance, beginning of period	$89,390	$187,657
Change in accounting for goodwill	—	(73,912)
Impairment loss	(2,973)	(24,355)

Balance, end of period	$86,417	$89,390

      The components of intangible assets for the years ended December 31, 2003 and 2002 are as follows:

	As of December 31, 2003			As of December 31, 2002

	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net

Amortized intangible assets:
Hicks, Muse	$2,547	$(1,730)	$817	$2,547	$(1,154)	$1,393
Leases	6,489	(3,261)	3,228	6,489	(2,854)	3,635

Total intangible assets	$9,036	$(4,991)	$4,045	$9,036	$(4,008)	$5,028

Aggregate Amortization Expense:	2003	2002	2001

For the year ended December 31,	$984	$984	$984

      Amortization expense for the net carrying amount of intangible assets at December 31, 2003 is estimated to be $984 in 2004, $648 in 2005 and $408 in 2006, 2007 and 2008.

6.	Financing Costs

      In 2003, the Company incurred deferred financing costs of $3,084 in connection with the issuance of 10.375% Senior Secured Notes under an indenture dated May 30, 2003. The Company incurred additional deferred fees of $924 in connection with agreements in place prior to 2003. With the proceeds from the 10.375% Senior Secured Notes, the Company repaid the outstanding balance of the credit agreement then

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in place and wrote-off $2,141 of remaining deferred financing costs associated with the agreement. Accumulated amortization aggregated $4,903 and $3,414 at December 31, 2003 and 2002, respectively.

7.	Related Party Transactions and Discontinued Operations

      On March 29, 2000, the Company consummated the sale of its Wire Harness business to Viasystems for $210,798 in cash. At the time of the sale, the Company and Viasystems were commonly controlled by affiliates of Hicks, Muse, Tate & Furst Incorporated (“Hicks Muse”). As such, the Company has accounted for the Wire Harness Sale on a basis consistent with the accounting for a transfer of assets between commonly owned entities. The Company recorded an addition to contributed capital related to the transaction of $121,713, which represented the excess of the proceeds over the net book value of the assets disposed plus the related expenses of $1,500, and estimated taxes of $7,000. In 2003, the Company recorded $7,000 to contributed capital, which represents the reversal of the estimated taxes recorded at the date of the sale. The results of operations of the Wire Harness business are shown as discontinued operations for all periods presented.

      The purchase price was determined by senior management of both companies. In addition, each of the boards of directors received opinions from nationally recognized financial advisors that the purchase price was fair, from a financial point of view, to each of the respective parties.

      In connection with the Wire Harness Sale, the Company entered into an agreement to supply Viasystems’ wire harness business with substantially all of their insulated wire requirements through March 2003, which was a continuation of existing practice. This supply agreement has been extended through December 2005. For the years ended December 31, 2003, 2002 and 2001, the Company had sales to Viasystems’ wire harness business of $34,077, $34,518 and $34,467, respectively. The Company had outstanding accounts receivable from Viasystems related to those sales of $10,938 and $6,990 at December 31, 2003 and 2002, respectively.

      The Company recorded charges to loss from discontinued operations during 2003, 2002 and 2001 of $6,929 net of $0 income tax benefit, $4,000 net of $0 income tax benefit and $2,850 net of $2,150 income tax benefit, respectively, related to the Wire Harness Product Liability Claims, as described in Note 14. As of December 31, 2003 and 2002, the reserve for the Company’s indemnification liability related to the Wire Harness Product Liability Claims was $5,994 and $4,945, respectively. The Company believes that final resolution of the remaining matters will not have a material adverse effect on the Company and that adequate amounts of reserves have been established.

      In connection with the Acquisitions and the related financing, the Company entered into a Monitoring and Oversight Agreement, as amended (“Agreement”) with Hicks, Muse & Co. Partners, L.P. (“Hicks Muse Partners”), an affiliate of the Company. The Agreement provides that the Company shall pay Hicks Muse Partners an annual fee of $500, for ten years for monitoring and oversight services adjusted annually at the end of each fiscal year to an amount equal to 0.1% of the consolidated net sales of the Company, but in no event less than $500 annually. The expense related to the Agreement totaled $500 for each of the years ended 2003, 2002 and 2001.

      In September 2002, the Company began selling a portion of its production scrap to Prime Materials Recovery, Inc. (“Prime”). Prime is a closely held company and its major shareholder, chairman and director is President and Chief Operating Officer of the Company. In addition, the Vice-President of Finance of the Company holds a minority ownership interest and is a director. Sales to Prime for the years ended December 31, 2003 and 2002 were $11,196 and $2,070, respectively. The Company had outstanding accounts receivable from Prime related to those sales of $143 and $72 at December 31, 2003 and 2002, respectively. Sales to Prime were made at terms comparable to those of other companies in the industry.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In July 2001, James N. Mills resigned as Chief Executive Officer of Holding and the Company and remained on the board of directors through February 2002. In August 2001, the Company sold certain corporate assets to Mr. Mills for $1,150. Prior to the sale of the assets, the Company obtained an independent appraisal of the assets which supported the sales price. The assets had a carrying value of $1,001, and the Company recorded a gain on the sale of property, plant and equipment in the amount of $149 related to the transaction.

8.	Long-Term Obligations

      The composition of long-term obligations at December 31, 2003 and 2002 is as follows:

	2003	2002

Second Amended and Restated Credit Agreement	$—	$6,995
10.375% Senior Secured Notes	82,000	—
10.375% Senior Secured Notes Discount	(2,234)	—
11.75% Senior Subordinated Notes	150,000	150,000
11.75% Series B Senior Subordinated Notes	150,000	150,000
11.75% Series B Senior Subordinated Notes Premium	3,158	5,129
14% Senior Subordinated Notes	5,000	5,000
Industrial revenue bonds	6,500	15,500
Other	2,711	2,897

	397,135	335,521
Less, current maturities	395,742	10,133

	$1,393	$325,388

      All of the Company’s pre-petition long-term debt is now in default due to the Filing as described in Note 1. Accordingly, all of the long-term debt reflects the classification as current.

Senior Secured Notes and Industrial Revenue Bonds

      The Company issued $82,000 principal amount of 10.375% Senior Secured Notes (the “Senior Secured Notes”) due February 28, 2005 at a price of 96.061% under an indenture dated May 30, 2003. Net proceeds from the issuance of approximately $75,235, after deducting discounts and expenses, were used: (i) to repay in full the obligations under, and terminate, the Company’s senior secured credit facility; (ii) to cash collateralize certain of the Company’s letters of credit, including the letters of credit that were issued under the Company’s senior secured credit facility and the letters of credit collateralizing two industrial revenue bonds related to the Company’s acquisition of Camden Wire Co., Inc. in 1997; (iii) to pay interest on the Company’s Senior Subordinated Notes and other indebtedness; and (iv) for general corporate purposes, including working capital.

      The Company’s obligations under the Senior Secured Notes are guaranteed on a senior secured basis by International Wire Holding Company, the Company’s parent, and by all of the Company’s domestic restricted subsidiaries. The Senior Secured Notes and the guarantees are secured by first priority mortgages and liens on substantially all of the Company’s and the guarantors’ existing and future domestic property and assets and a portion of the stock of the foreign subsidiaries. The Senior Secured Notes bear interest at a rate of 10.375% per annum, requiring a semi-annual interest payment on May 15 and November 15 of each year. Pursuant to the terms of the indenture under which the Senior Secured Notes were issued, the Company’s ability to incur additional indebtedness, pay dividends, repurchase or redeem

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

capital stock, make investments, create liens or enter into sale and leaseback transactions, dispose of assets, enter into transactions with affiliates, and to merge or consolidate with or into other persons is limited.

      Pursuant to a registration rights agreement entered into in connection with this issuance of the Senior Secured Notes, the Company may elect, but is not obligated, to file an exchange offer registration statement or, under certain circumstances, a shelf registration statement in respect of the Senior Secured Notes. If the Company does not consummate an offer to exchange the Senior Secured Notes for substantially identical debt securities registered under the Securities Exchange Act of 1934 by May 30, 2004 or fails to comply with certain other provisions of the registration rights agreement, the Company has agreed to pay additional interest to the holders of the Senior Secured Notes.

      In July 2003, the trustees of an Industrial Revenue Bond (“IRB”) drew on a letter of credit in the amount of $9,000 to refund the related IRB. As a result, the Company’s restricted cash balance, a portion of which had been used to cash collateralize the letter of credit, was reduced by $9,004. As of December 31, 2003 the Company has a restricted cash balance of $15,094 which is being used to cash collateralize $8,144 of letters of credit that were issued to various insurance companies for workers’ compensation programs and a $6,595 letter of credit that was issued to certain trustees in respect of one issuance of an IRB. The Company has notified the trustees in respect of the IRB that the Company will not renew the current letter of credit of $6,595 which expires in February 2004. As a result, pursuant to the terms of the IRB, the trustees will draw on the letter of credit and use such proceeds to refund the IRB. Accordingly, the IRB of $6,500 and the related restricted cash balance of $6,632 has been classified as a current maturity of long-term obligations and a current asset, respectively.

Senior Subordinated Notes and Series B Senior Subordinated Notes

      The 11.75% Senior Subordinated Notes due 2005, the Series B 11.75% Senior Subordinated Notes and the 14% Senior Subordinated Notes (collectively, the “Senior Subordinated Notes”) were issued under similar indentures (the “Indentures”) dated June 12, 1995, June 17, 1997 and February 12, 1997, respectively. The Senior Subordinated Notes represent unsecured general obligations of the Company and are subordinated to all Senior Debt (as defined in the Indentures) of the Company.

      The Senior Subordinated Notes are fully and unconditionally (as well as jointly and severally) guaranteed on an unsecured, senior subordinated basis by each subsidiary of the Company (the “Guarantor Subsidiaries”) other than the Company’s foreign subsidiaries, (which include IWG-Philippines, Inc., IWG International, Inc., Italtrecce-Societa Italiana Trecce & Affini S.r.l., International Wire SAS, International Wire Group SAS, Tresse Metallique J. Forissier, S.A., Cablerie E. Charbonnet, S.A., IWG Services Co., S de RL de CV, IWG Durango, S de RL de CV (the “Non-Guarantor Subsidiaries”)). Each of the Guarantor Subsidiaries and Non-Guarantor Subsidiaries is wholly owned by the Company.

      The Senior Subordinated Notes mature on June 1, 2005. Interest on the Senior Subordinated Notes is payable semi-annually on each June 1 and December 1. The Senior Subordinated Notes bear interest at the rates of 11.75% and 14% per annum. The Senior Subordinated Notes are redeemable, at the Company’s option, at the redemption price of 100% of the principal amount of such Notes with accrued interest.

      The Senior Subordinated Notes restrict, among other things, the incurrence of additional indebtedness by the Company, the payment of dividends and other distributions in respect of the Company’s capital stock, the payment of dividends and other distributions by the Company’s subsidiaries, the creation of liens on the properties and the assets of the Company to secure certain subordinated debt and certain mergers, sales of assets and transactions with affiliates.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On December 1, 2003, the Company announced that an Ad Hoc Committee of Bondholders holding its 11.75% Senior Subordinated Notes and 14% Senior Subordinated Notes had been formed in order to begin negotiations regarding the restructuring of this debt. In addition, the Company decided to forego paying interest due on December 1, 2003 on the Senior Subordinated Notes.

9.	Income Taxes

      The Company accounts for income taxes in accordance with the provisions of SFAS No. 109. The provision/(benefit) for income taxes is as follows:

	Year Ended December 31,

	2003	2002	2001

Current:
Federal	$—	$(12,168)	$(3,124)
State	291	193	392
Foreign	—	101	30

	291	(11,874)	(2,702)

Deferred:
Federal	—	39,607	(13,198)
State	—	6,928	(2,954)
Foreign	—	(701)	(41)

	—	45,834	(16,193)

Income tax provision/(benefit) for continuing operations	291	33,960	(18,895)
Tax expense/(benefit) on discontinued operations	—	—	(2,150)
Tax benefit on change in accounting principle	—	(19,408)	—

Total provision/(benefit)	$291	$14,552	$(21,045)

      The components of loss from continuing operations before income taxes and cumulative effect of change in accounting principle were as follows:

	Year Ended December 31,

	2003	2002	2001

Domestic	$(42,749)	$(41,828)	$(37,844)
Foreign	3,231	994	4,295

Loss from continuing operations before income taxes provision/(benefit) and cumulative effect of change in accounting principle	$(39,518)	$(40,834)	$(33,549)

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

	Year Ended December 31,

	2003	2002	2001

U.S. Federal statutory rate at 35%	$(13,831)	$(14,292)	$(11,742)
State taxes, net of federal effect	(2,119)	(1,784)	(1,665)
Foreign taxes	(1,764)	(1,747)	(1,001)
Nondeductible expenses	37	56	52
Nondeductible amortization of intangibles	—	3,482	1,407
Nondeductible compensation income	—	—	(3,638)
Change in valuation allowance	18,504	58,872	—
Reversal of reserve for tax contingencies no longer required	—	(10,000)	—
Other	(536)	(627)	(2,308)

	$291	$33,960	$(18,895)

      The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows:

	Year Ended December 31,

	2003	2002

Deferred tax assets:
Accounts receivable reserves	$1,844	$3,024
Inventories	6,403	5,637
Depreciation and amortization	11,127	12,115
Accrued liabilities not yet deductible	6,024	2,959
Net operating loss carryforward	52,990	33,361
Postretirement benefits	3,068	3,068
Other	299	315

	81,755	60,479
Valuation allowance	(81,755)	(60,479)

Net deferred tax asset	$—	$—

      A valuation allowance is required against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The change in the valuation allowance is the result of changes in temporary differences, the Company’s net operating loss position and the current weight of such evidence. The change in the valuation allowance includes approximately $2,772 and $1,600 netted against discontinued operations in 2003 and 2002, respectively.

      The Company’s net operating loss expires in periods ranging from the year 2010 through the year 2023. The Company intends to reinvest undistributed earnings of its foreign subsidiaries indefinitely. Accordingly, no deferred tax liability has been established relative to these earnings.

10.	Impairment and Plant Closing Charges

      In 2001, the Company announced its plan for a realignment of its insulated and bare wire production and initiated the closure of seven manufacturing facilities. In 2001, the Company also announced the

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidation of certain selling, general and administrative functions as well as a corporate reorganization. By the end of 2001, the Company completed the closure of six manufacturing facilities, with the remaining facility closed in the first quarter of 2003. The production capacity from the closed locations was primarily transferred and consolidated into the Company’s existing manufacturing facilities in Indiana, Texas and New York locations, which were expanded, as necessary, to accommodate the production transfer. The remainder of the equipment from these facilities was relocated to the Durango, Mexico plant, which was purchased by the Company in the third quarter of 2001. The startup of the Mexican facility began in the third quarter of 2002. Any remaining equipment will be taken out of service.

      In June 2003, one of the Company’s facilities located in Kendallville, Indiana was closed. A portion of the equipment from this facility is being relocated to the Durango, Mexico plant with the remainder being taken out of service.

      As a result of these actions, 368 employees have been terminated. The charges from plant closures, selling, general and administrative headcount reductions and the corporate reorganization that was charged to impairment and plant closing charges for the years ended December 31, 2003, 2002 and 2001 were $507, $0 and $7,387, respectively.

      A summary of activity related to plant closings is as follows:

		Current Period Activity
	Balance at				Balance at
	December 31,		Insulated	Bare Wire	December 31,
	2002	Corporate	Products	Products	2003

Balance, beginning of period	$4,528	$480	$537	$219	$1,236
Charges to operations:
Facility shut-down costs	—	—	101	200	301
Personnel and severance costs	—	—	206	—	206

	—	—	307	200	507

Cash payments:
Facility shut-down costs	(1,373)	(42)	(395)	(415)	(852)
Personnel and severance costs	(1,919)	(172)	(408)	(4)	(584)

	(3,292)	(214)	(803)	(419)	(1,436)

Balance, end of period	$1,236	$266	$41	$—	$307

      In connection with the plant consolidations in 2001 and 2003, the Company performed an analysis of the closed facilities and the machinery and equipment that was not moved and consolidated into existing facilities and began marketing efforts to sell the closed facilities in Alabama, Arkansas and Indiana. Based upon recent marketing efforts, the Company wrote down the net book value of these facilities to their expected fair value of $2,762, resulting in an impairment charge of $1,908 in the quarter ending December 31, 2003. The machinery and equipment together with the facility plant closed in 2003 were written down by $469 during the second quarter of 2003. Based on the results of these analyses, the Company recorded a non-cash impairment loss of $2,377, $0 and $5,468 for 2003, 2002 and 2001, respectively, which represented the difference between management’s estimate of the fair market value of the remaining facilities and equipment and the carrying value of those assets.

      In addition to the accruals for plant closings, the Company incurred additional unusual costs incremental to its on-going operations of $5,758 related to plant consolidations that was included in cost of goods sold for year ended December 31, 2001. These costs include inefficiencies incurred during the transition of production capacity and other incremental costs related to the transferred production lines.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Retirement Benefits and Stock Option Plans

      The Company sponsors a defined contribution retirement plan, which provides retirement benefits for eligible employees. Company contribution expense related to the retirement plan for the years ended December 31, 2003, 2002 and 2001 amounted to $1,528, 1,346 and $1,449, respectively.

      Holding’s Qualified and Non-Qualified Stock Option Plan (the “Option Plan”) provides for the granting of up to 4,795,322 shares of common stock to officers and key employees of Holding and the Company. Under the Option Plan, options granted approximate market value of the common stock at the date of grant. Such options vest ratably over a five-year period commencing on the first anniversary date after the date of grant, and vested options are exercisable at the discretion of the committee appointed to administer the Option Plan. Generally, an option may be exercised only if the holder is an officer or employee of Holding or the Company at the time of exercise. Options granted under the Option Plan are not transferable, except by will and the laws of descent and distribution.

      Holding and the Company also granted Performance Options (the “Performance Options”) to certain key executives in 1996 and 1995. The Performance Options are exercisable only on the occurrence of certain events. The exercise price for the Performance Options is initially equal to $1.00 per share and, effective each anniversary of the grant date, the per share exercise price for the Performance Options is equal to the per share exercise price for the prior year multiplied by 1.09. The Performance Options terminate on the tenth anniversary date of the date of grant.

      The minimum value of each option grant is estimated on the date of grant with the following assumptions: (i) risk-free interest rate of 4.3% in 2002; and (ii) expected life of 10 years. There were no options granted during the years ended December 31, 2003 and 2001.

      Changes in the status of the Option Plan are summarized below:

	Weighted Average
	Exercise Price	Options	Options
	Per Share	Granted	Vested

December 31, 2000	$1.29	4,184,513	3,244,513
Granted	—	—	—
Vested	$1.33	—	264,000
Forfeitures	$1.67	(1,035,274)	(590,274)

December 31, 2001	$1.16	3,149,239	2,918,239
Granted	$1.00	525,000	—
Vested	$1.00	—	300,000
Forfeitures	$1.00	(341,885)	(447,885)

December 31, 2002	$1.00	3,332,354	2,770,354
Granted	—	—	—
Vested	$1.00	—	149,700
Forfeitures	$1.00	(75,000)	—

December 31, 2003	$1.00	3,257,354	2,920,054

      The weighted average grant-date fair value of options granted during 2002 was $0.64. There were no options granted during 2003 and 2001. Of the 3,257,354 options outstanding under the Option Plan at December 31, 2003, 2,905,000 have an exercise price at $1.00 per share, 170,000 at $1.40 per share, 17,354 at $1.63 per share, 125,000 at $1.81 per share and 40,000 at $2.24 per share and have remaining

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contractual lives of between 2 and 8 years. The weighted average exercise price of options vested at December 31, 2003 is $1.07 per share.

      Changes in the status of the Performance Options are summarized below:

	Weighted Average
	Exercise Price	Options	Options
	Per Share	Granted	Vested

December 31, 2000	$1.50	4,202,744	—
Granted	$—	—	—

December 31, 2001	$1.64	4,202,744	—
Granted	$—	—	—

December 31, 2002	$1.79	4,202,744	—
Granted	$—	—	—

December 31, 2003	$1.94	4,202,744	—

      Of the Performance Options outstanding at December 31, 2003, 2,966,178 and 1,236,566 have exercise prices of $1.99 and $1.83 respectively, and have weighted average remaining contractual lives of between 2 and 3 years.

      In addition to the options granted to officers and key employees through the Option Plan, the Company also granted options to purchase 300,000 shares of Holding Common Stock at $1.00 per share to directors of the Company. These options were issued and vested in 1995.

      Holding Class A common stock may be converted into shares of Holding common stock (i) at the option of any holder thereof at any time, (ii) at the option of Holding upon the occurrence of a Triggering Event (as defined), and (iii) mandatorily at March 31, 2005. Each share of Holding’s Class A common stock is convertible into a fraction of a share of Holding common stock based on a formula set forth in the Company’s Certificate of Incorporation. During the years ended December 31, 2003, 2002 and 2001, the Company recorded non-cash compensation income of $0, $0 and $10,393, respectively, which reflects the difference between the cost of the Class A common stock and the value of the defined conversion feature at those dates.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Commitments and Contingencies

      The Company leases certain property, transportation vehicles and other equipment. Total rental expense under operating leases was $4,209, $4,246 and $5,012 for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum lease payments under capital and operating leases for the years ended December 31 are:

	Capital	Operating

2004	$370	$2,834
2005	151	1,562
2006	166	1,024
2007	207	380
2008	226	280
Thereafter	782	—

Total minimum lease payments	1,902	$6,080
Less amount representing interest	(173)

Present value of net minimum lease payments	$1,729

      The Company has a postretirement benefit plan that provides certain medical and life insurance for certain retirees and eligible dependents of an acquired company. Current employees are not eligible to participate in the plan. Effective June 30, 2003, the plan was changed with respect to the former employees’ contributions for medical benefits. Under the change, and among other things, the former employees’ contributions are based upon an actuarially-determined rate which make the funding by the former employees sufficient to pay projected claims resulting in no cost to the Company. The effect of this negative plan amendment is recognized by reducing prior service cost ratably over the estimated remaining life of the participants. The life insurance benefits were not changed. The 2002 projected benefit obligation also reflects a plan change for an increase in the participants’ contribution rates in that period. The Company funds the plan as claims or insurance premiums are incurred. The plan can be amended or terminated at any time by the Company. Net postretirement benefit (income) expense included the following components:

	Year Ended December 31,

	2003	2002	2001

Interest cost	$234	$624	$667
Amortization of prior service cost	(360)	—	—
Amortization of unrecognized net (gain)/ loss	17	74	100

Net periodic postretirement benefit (income) expense	$(109)	$698	$767

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The change in the projected postretirement benefit obligation was as follows:

	December 31,

	2003	2002

Beginning benefit obligation balance	$6,938	$9,208
Interest cost	234	624
Plan participants contributions	160	266
Actuarial (gains)/losses	460	(1,379)
Benefits paid	(348)	(707)
Plan amendments	(7,290)	(1,074)

Ending benefit obligation balance	$154	$6,938

      The funded status and amounts recognized in the consolidated balance sheets are as follows:

	December 31,

	2003	2002

Funded status	$(154)	$(6,938)
Actuarial adjustments	(7,474)	(988)

Accrued benefit cost	$(7,628)	$(7,926)

      The discount rate used in determining the accumulated postretirement benefit obligation was 6.00% for the year ended December 31, 2003, 6.75% for the year ended December 31, 2002 and 7.25% for the year ended December 31, 2001. The assumed health-care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12%, decreasing gradually to 5% in year 2008 and thereafter.

      The Company is subject to legal proceedings and claims that arise in the normal course of business. In the opinion of management, the ultimate liabilities with respect to these actions will not have a material adverse effect on the Company’s financial condition, results of operations or cash flows. See Note 14 to the Company’s consolidated financial statements included herein.

13.	Business Segment Information

      The Company has two reportable segments: bare wire and insulated wire. These segments are strategic business units organized around two product categories that follow managements internal organization structure. The Company evaluates segment performance based upon segment operating income.

      The bare wire segment manufactures bare and tin-plated copper wire products (or conductors) used to transmit digital, video and audio signals or conduct electricity and sells to insulated wire manufacturers and various industrial OEMs for use in computer and data communications products, general industrial, energy, appliances, automobiles and other applications.

      The insulated wire segment manufactures and sells insulated wire products (copper conductors insulated with plastic or other polymeric compounds) to automotive and appliance manufacturers for use in the assembly of wire harnesses that are installed in both automobiles and appliances. The insulated wire segment also participates in several niche businesses in the high temperature silicone and heater wire, medical equipment and submersible pump cable markets.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summarized financial information for the Company’s reportable segments is as follows:

	Bare Wire	Insulated Wire	Corporate	Eliminations	Total

Net sales
2003	$221,693	$172,786	$—	$(5,145)	$389,334
2002	224,391	185,741	—	(7,413)	402,719
2001	240,763	190,157	—	(5,790)	425,130
Operating income/(loss)
2003	$19,080	$(2,563)	$(9,097)	$—	$7,420
2002	23,359	(19,453)	(5,702)	—	(1,796)
2001	18,968	(16,888)	1,272	—	3,352
Goodwill
2003	$86,417	$—	$—	$—	$86,417
2002	89,390	—	—	—	89,390
Total assets
2003	$238,777	$112,275	$45,102	$(3,819)	$392,335
2002	239,289	118,180	10,501	(4,460)	363,510

      The following table presents annual sales by geographic region based on the country in which the legal subsidiary is domiciled.

	2003	2002	2001

United States	$305,633	$340,572	$367,211
Europe	30,935	26,821	29,626
Mexico	9,796	1,007	—
Philippines	42,969	34,319	28,293

Total	$389,334	$402,719	$425,130

      The following table presents property, plant and equipment by geographic region based on the location of the asset:

	December 31,

	2003	2002	2001

United States	$86,342	$95,836	$113,706
Europe	6,695	5,875	5,456
Mexico	11,576	12,030	5,174
Philippines	13,075	12,745	14,448

Total	$117,688	$126,486	$138,784

14.	Litigation

      In February 2002, the Company initiated an action in the Circuit Court of Cook County, Chancery Division (Case No. 02CH2470) located in Chicago, Illinois, titled International Wire Group, Inc. v. National Union Fire Insurance Company of Pittsburgh, Pennsylvania, AIG Technical Services, Inc., Aon Corporation and Aon Risk Services of Missouri, Ltd. (The “AIG Litigation”). The Company alleges in the complaint in such action, among other things, that National Union is obligated to defend and indemnify and otherwise provide insurance coverage to the Company and the various original equipment

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

manufacturers for certain claims and damages related to certain water inlet hoses supplied by and through the Company pursuant to two (2) $25,000 excess insurance policies issued to the Company by National Union. In July 2003, a ruling was rendered in this matter. The trial court ruled in favor of the Company and ruled that National Union/ AIG is obligated to defend and indemnify and otherwise provide insurance coverage to the Company and various original equipment manufacturers for certain claims and damages related to certain water inlet hoses supplied by and through the Company pursuant to the two (2) $25,000 excess insurance policies issued to the Company by National Union. National Union/ AIG filed for an appeal of the decision.

      In December 2003, the Company and Holding reached an agreement with National Union, AIG Technical Services, Aon Corporation and Aon Risk Services of Missouri to settle the pending matters in the AIG Litigation. Under the settlement agreement, National Union agreed to provide full defense and indemnity to the Company and certain original equipment manufacturers for all claims for damages that have occurred between April 1, 2000 and March 31, 2002 related to certain water inlet hoses supplied by and through the Company pursuant to the two (2) $25,000 excess insurance policies issued to the Company by National Union. All other aspects of the settlement are subject to the confidentiality provisions of the settlement agreement. As a result of the terms of such settlement, the Company recorded a $2,429 charge in the quarter ended December 31, 2003 related to the write-off of a receivable previously recorded in connection with the AIG Litigation.

      In connection with the Wire Harness Sale, the Company agreed to indemnify Viasystems for certain claims and litigation including any claims related to a specific product liability issue. The Company has reached global settlements with various claimants related to such product liability issue. As a result of these settlements and an analysis of the Company’s current liability related to these claims, the Company recorded net charges of $6,929, $4,000 and $2,850 in 2003, 2002 and 2001, respectively, to discontinued operations. The Company had a reserve of $5,994 and $4,945 for the years ended December 31, 2003 and 2002, respectively, related to the net payments due the claimants in the settlement and the costs to resolve the remaining claims.

      The Company is a party to various legal proceedings and administrative actions, all of which are of an ordinary or routine nature incidental to the operations of the Company. The Company does not believe that such proceedings and actions would materially affect the Company.

INTERNATIONAL WIRE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(Unaudited)

	(In thousands, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$6,058	$25,981
Accounts receivable, less allowance of $4,168 and $4,899	85,009	66,130
Inventories	72,189	59,535
Restricted cash	—	6,632
Prepaid expenses and other	10,247	9,354

Total current assets	173,503	167,632
Property, plant and equipment, net	109,419	117,688
Goodwill	86,417	86,417
Intangible assets, net	3,305	4,045
Deferred financing costs, net	2,426	3,935
Restricted cash	10,237	8,462
Other assets	3,558	4,156

Total assets	$388,865	$392,335

LIABILITIES AND STOCKHOLDER’S DEFICIT
Liabilities not subject to compromise:
Debtor-in-possession financing	$84,000	$—
Current maturities of senior secured notes, secured debt and capital leases	917	87,584
Accounts payable	17,467	14,166
Accrued and other liabilities	38,919	21,563
Customers’ deposits	13,902	12,443

Current liabilities not subject to compromise	155,205	135,756
Other long-term liabilities	2,070	13,289
Long-term leases, less current maturities	1,292	1,393

Total liabilities not subject to compromise	158,567	150,438

Current liabilities subject to compromise:
Senior subordinated notes	305,000	305,000
Senior subordinated notes premium	—	3,158
Accrued interest	29,359	22,367

Total liabilities subject to compromise	334,359	330,525

Total liabilities	492,926	480,963

Stockholder’s deficit:
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	0	0
Contributed capital	243,331	243,331
Carryover of predecessor basis	(67,762)	(67,762)
Accumulated deficit	(283,131)	(267,529)
Accumulated other comprehensive income	3,501	3,332

Total stockholder’s deficit	(104,061)	(88,628)

Total liabilities and stockholder’s deficit	$388,865	$392,335

See accompanying notes to the consolidated financial statements.

INTERNATIONAL WIRE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30

	2004	2003

	(In thousands,
	except share and per share
	data)
	(Unaudited)
Net sales	$414,381	$285,504
Operating expenses:
Cost of goods sold	354,686	232,998
Selling, general and administrative expenses	25,402	22,116
Depreciation	15,360	17,307
Amortization	2,626	2,719
Reorganization expense	3,062	480
Impairment and plant closing charges	595	814

Operating income	12,650	9,070
Bankruptcy reorganization expense	(6,155)	—
Other income/(expense):
Interest expense	(15,367)	(30,138)
Amortization of deferred financing costs	(5,991)	(4,098)
Other, net	(97)	135

Loss from continuing operations before income tax provision	(14,960)	(25,031)
Income tax provision	642	174

Loss from continuing operations	(15,602)	(25,205)
Loss from discontinued operations	—	(4,500)

Net loss	$(15,602)	$(29,705)

Basic and diluted loss per share:
From continuing operations	$(15,602)	$(25,205)
Discontinued operations	—	(4,500)

	$(15,602)	$(29,705)

Weighted average basic and diluted shares outstanding	1,000	1,000
Pro forma basic and diluted net loss per share (unaudited)	$(1.56)

Pro forma weighted average basic and diluted shares outstanding (unaudited)	10,000,002

See accompanying notes to the consolidated financial statements.

INTERNATIONAL WIRE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2004	2003

	(In thousands)
	(Unaudited)
Cash flows provided by/(used in) operating activities:
Net loss	$(15,602)	$(29,705)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	15,360	17,307
Amortization	2,626	2,719
Amortization of deferred financing costs	5,991	4,098
Provision for doubtful accounts	242	542
Discontinued operations	—	4,500
Fixed asset impairment	—	469
Change in assets and liabilities:
Accounts receivable	(19,259)	(4,046)
Inventories	(12,687)	8,904
Prepaid expenses and other	(4,241)	(1,063)
Accounts payable	3,390	(636)
Accrued and other liabilities	14,260	5,630
Accrued payroll and payroll related items	(1,472)	(1,967)
Customers’ deposits	1,459	(3,376)
Accrued interest	7,578	11,104
Other long-term liabilities	(661)	(955)

Net cash provided by/(used in) continuing operations	(3,016)	13,525
Net cash used in discontinued operations	(551)	(3,625)
Cash flows from reorganization items:
Professional fees	(4,819)	—
Other	(977)

Net cash provided by/(used in) operating activities	(9,363)	9,900

Cash flows used in investing activities:
Capital expenditures by continuing operations	(7,171)	(9,295)

Net cash used in investing activities	(7,171)	(9,295)

Cash flows provided by/(used in) financing activities:
Borrowings of long-term obligations	90,000	78,770
Repayment of borrowings	(88,501)	(16,958)
Restricted cash	(1,643)	(18,275)
Financing fees	(3,567)	(3,886)

Net cash provided by/(used in) financing activities	(3,711)	39,651

Effects of exchange rate changes on cash and cash equivalents	322	481

Net change in cash and cash equivalents	(19,923)	40,737
Cash and cash equivalents at beginning of the period	25,981	2,546

Cash and cash equivalents at end of the period	$6,058	$43,283

See accompanying notes to the consolidated financial statements.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2003
and as of September 30, 2004 and December 31, 2003
(In thousands, except share and per share data)
(Unaudited)

1.	Basis of Presentation

Unaudited Interim Consolidated Financial Statements

      The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations of International Wire Group, Inc. (the “Company”). The results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for a full fiscal year. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003.

Filing for Voluntary Chapter 11 Reorganization and Agreement with Notes Holders to Recapitalize and Subsequent Emergence

      On March 24, 2004, the Company entered into a lock-up and voting agreement with a majority in principal amount of the Company’s Bondholders including the members of an Ad Hoc Committee of Bondholders and its largest equity holder to effect a pre-negotiated plan of reorganization. In order to consummate its reorganization, International Wire Group, Inc. and all of its domestic subsidiaries’ filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court in the Southern District of New York (“the Filing”). The cases were consolidated and are being jointly administered under case number 04-11991 (BRL). The Company’s non-U.S. subsidiaries were not part of the filing. In addition, the Company entered into a debtor-in-possession financing agreement with Highbridge/ Zwirn Special Opportunities Fund, L.P. and a group of senior lenders. Such financing agreement provides for $140,000 of debtor-in-possession financing consisting of a $90,000 revolving loan and a $50,000 term loan. The debtor-in-possession financing was used to repay $82,000 of Senior Secured Notes plus accrued interest, premium and fees and will provide working capital during the reorganization process.

      On October 20, 2004, the Company’s Second Amended and Restated Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the “Plan”) was confirmed and the Company emerged. The plan of reorganization involved the exchange of approximately $305,000 of principal amount plus accrued interest of the Company’s 11.75% and 14% Senior Subordinated Notes for 96% of the Common Stock of Reorganized International Wire and $75,000 of new 10% unsecured notes to be issued pursuant to the plan of reorganization. All other liabilities were unimpaired and will be paid with interest. In addition, the Company entered into an agreement for the Company’s $140,000 senior credit facility. The proceeds of which were utilized to refinance the Company’s obligations under the DIP facility and provide funding for working capital and other general corporate purposes.

      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. While the Plan results in a substantial reduction in the Company’s historical indebtedness, the remaining levels of debt and recent operation results reflect continuing substantial doubt about the Company’s ability to continue as a going concern.

      In connection with our emergence from bankruptcy, we will adopt “fresh-start” reporting in accordance with Statement of Position (“SOP”) 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. Under “fresh-start” reporting, the reorganization value of our company will be

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allocated to our specific tangible and identified intangible net assets based on their fair value. Excess reorganization value will be reported as “goodwill.” As a result of the adoption of such “fresh-start” reporting, our post-emergence financial statements will not be comparable with our pre-emergence financial statements, including the historical financial statements included herein.

      In addition, from the time the Company filed its Plan through September 30, 2004, it did not recognize interest charges on liabilities subject to compromise and on the date of filing the Plan and wrote off the premium of $2,673 related to the Senior Subordinated Notes subject to compromise in accordance with SOP 90-7. The Company also wrote off deferred financing fees of $868 related to the Senior Subordinated Notes on the date of filing the Plan in accordance with SOP 90-7.

      Through September 30, 2004, the Company incurred approximately $3,062 in reorganization expense and $6,155 in bankruptcy reorganization expense primarily related to professional fees and key employee retention plan costs.

Recent Event

      Pursuant to the Company’s Second Amended and Restated Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, which was confirmed and effective as of October 20, 2004, the Company agreed to file a Form S-1 Registration Statement under the Securities Act of 1933. The Form S-1 filing is being made for registration of 10 million shares of Common Stock.

Pro Forma Earnings/(Loss) Per Share

      The pro forma loss per share is calculated based on the issuance of 10 million shares of common stock to holders of senior indebtedness and the former holders of all of the Company’s outstanding common stock. No common stock equivalents were issued.

Recently Issued Accounting Standards

      In June 2004, the FASB issued FASB Staff Position (FSP) No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” This FSP provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) for employers that sponsor postretirement health care plans that provide prescription drug benefits. It says that if the benefits provided by a plan are actuarially equivalent to Medicare Part D, measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost on or after the date of enactment should reflect the effects of the Act. It also requires employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. The adoption of this FSP did not have a material impact on the Company’s consolidated financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” (“VIEs”), an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 addresses how to identify a variable interest entity and provides guidance on when such an entity should be consolidated by an enterprise. In December 2003, the FASB issued a revision of FIN 46 (“FIN 46R”) to clarify some of the provisions of the Interpretation and to exempt certain entities from its requirements. The Company does not currently hold an interest in a variable interest entity; thus, the initial application of FIN 46 and FIN 46R did not affect the Company’s results of operations, financial position or disclosures.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Stock Option Plans

      As allowed under SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company applies APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized as options are issued at exercise prices equal to the market value at date of grant. Had compensation cost for the respective option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company’s net loss for the nine months ended September 30, 2004 and 2003, would approximate the following:

	Nine Months Ended
	September 30,

Pro Forma Net Loss:	2004	2003

Reported net loss	$(15,602)	$(29,705)
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(147)	(155)

Pro forma net loss	$(15,749)	$(29,860)

      There were no option grants in 2004 or 2003. All options were cancelled upon emergence from bankruptcy on October 20, 2004 in accordance with the Plan.

3.	Impairment and Plant Closing Charges

      Impairment and plant closing charges for the nine months ended September 30, 2004 related to the closing of a plant in Kendallville, Indiana in June 2003, the closing of a plant in El Paso, Texas in March 2004, the closing of a second plant in Kendallville, Indiana in April 2004, and other previously closed plants were $595. A portion of the equipment from these facilities was relocated to the Durango, Mexico plant with the remainder being taken out of service. As a result, a fixed asset impairment charge of $469 was recorded in the second quarter of 2003.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of activity related to plant closings is as follows:

		Insulated
		Wire	Bare Wire
Nine Months Ended September 30, 2004	Corporate	Products	Products	Consolidated

Balance, beginning of period	$266	$41	$—	$307
Charges to operations:
Facility shut-down costs	—	174	—	174
Personnel and severance costs	—	158	—	158

	—	332	—	332

Cash payments:
Facility shut-down costs	—	(215)	—	(215)
Personnel and severance costs	(247)	(158)	—	(405)

	(247)	(373)	—	(620)

Balance, end of period	$19	$—	$—	$19

		Insulated
		Wire	Bare Wire
Nine Months Ended September 30, 2003	Corporate	Products	Products	Consolidated

Balance, beginning of period	$480	$537	$219	$1,236
Charges to operations:
Facility shut-down costs	—	61	53	114
Personnel and severance costs	—	231	—	231

	—	292	53	345

Cash payments:
Facility shut-down costs	(42)	(281)	(269)	(592)
Personnel and severance costs	(137)	(434)	(3)	(574)

	(179)	(715)	(272)	(1,166)

Balance, end of period	$301	$114	$—	$415

4.	Inventories

      The composition of inventories is as follows:

	September 30,	December 31,
	2004	2003

Raw materials	$23,198	$15,654
Work-in-process	21,100	18,887
Finished goods	27,891	24,994

Total	$72,189	$59,535

      Inventories are valued at the lower cost or market. Cost is determined using the last-in, first-out (“LIFO”) method. Had inventories been valued at the first-in, first-out (“FIFO”) cost method, inventories would have been $7,390 higher as of September 30, 2004. The carrying value of inventories on a last-in, first-out basis, at December 31, 2003, approximates their current cost.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Long-Term Obligations

      The composition of long-term obligations at September 30, 2004 and December 31, 2003 is as follows:

	September 30,	December 31,
	2004	2003

Debtor-in-possession financing	$84,000	$—
10.375% Senior Secured Notes	—	82,000
10.375% Senior Secured Notes Discount	—	(2,234)
11.75% Senior Subordinated Notes	150,000	150,000
11.75% Series B Senior Subordinated Notes	150,000	150,000
11.75% Series B Senior Subordinated Notes Premium	—	3,158
14% Senior Subordinated Notes	5,000	5,000
Industrial revenue bonds	—	6,500
Other	2,209	2,711

	391,209	397,135
Less, current maturities	389,917	395,742

	$1,292	$1,393

Debtor-in-Possession Financing

      On March 24, 2004, we entered into a debtor-in-possession financing agreement with Highbridge/ Zwirn Special Opportunities Fund, L.P. and a group of senior lenders. Such financing provides for $140,000 of debtor-in-possession financing consisting of a $90,000 revolving loan and a $50,000 term loan due the earlier of emergence from bankruptcy or March 2006. Substantially all of our assets are pledged to secure this financing.

Senior Secured Notes

      We issued $82,000 principal amount of 10.375% Senior Secured Notes (the “Senior Secured Notes”) due February 28, 2005 at a price of 96.061% under an indenture dated May 30, 2003. Net proceeds from the issuance of approximately $75,235, after deducting discounts and expenses, were used: (i) to repay in full the obligations under, and terminate, our senior secured credit facility; (ii) to cash collateralize certain of our letters of credit, including the letters of credit that were issued under our senior secured credit facility and the letters of credit collateralizing two industrial revenue bonds related to our acquisition of Camden Wire Co., Inc. in 1997; (iii) to pay interest on our Senior Subordinated Notes and other indebtedness; and (iv) for general corporate purposes, including working capital.

      Our obligations under the Senior Secured Notes were repaid from the proceeds of the Debtor-in-Possession Financing. These notes were guaranteed on a senior secured basis by International Wire Holding Company, our parent, and by all of our domestic restricted subsidiaries. The Senior Secured Notes and the guarantees were secured by first priority mortgages and liens on substantially all of our and the guarantors’ existing and future domestic property and assets and a portion of the stock of the foreign subsidiaries. The Senior Secured Notes bear interest at a rate of 10.375% per annum, requiring a semi-annual interest payment on May 15 and November 15 of each year. Pursuant to the terms of the indenture under which the Senior Secured Notes were issued, our ability to incur additional indebtedness, pay dividends, repurchase or redeem capital stock, make investments, create liens or enter into sale and leaseback transactions, dispose of assets, enter into transactions with affiliates, and to merge or consolidate with or into other persons was limited.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of September 30, 2004 the Company has a restricted cash balance of $10,237 which is being used to cash collateralize $10,175 of letters of credit that were issued to various insurance companies for workers’ compensation programs.

Senior Subordinated Notes and Series B Senior Subordinated Notes

      The 11.75% Senior Subordinated Notes due 2005 and the Series B 11.75% Senior Subordinated Notes (collectively, the “Senior Subordinated Notes”) were issued under similar indentures (the “Indentures”) dated June 12, 1995 and June 17, 1997, respectively. The Senior Subordinated Notes represent unsecured general obligations of the Company and are subordinated to all Senior Debt (as defined in the Indentures) of the Company.

      The Senior Subordinated Notes are fully and unconditionally (as well as jointly and severally) guaranteed on an unsecured, senior subordinated basis by each subsidiary of the Company (the “Guarantor Subsidiaries”) other than the Company’s foreign subsidiaries, (which include IWG-Philippines, Inc., IWG International, Inc., Italtrecce-Societa Italiana Trecce & Affini S.r.l., International Wire SAS, International Wire Group SAS, Tresse Metallique J. Forissier, S.A., Cablerie E. Charbonnet, S.A., IWG Services Co., S de RL de CV, IWG Durango, S de RL de CV (the “Non-Guarantor Subsidiaries”)). Each of the Guarantor Subsidiaries and Non-Guarantor Subsidiaries is wholly owned by the Company.

      The Senior Subordinated Notes mature on June 1, 2005. Interest on the Senior Subordinated Notes is payable semi-annually on each June 1 and December 1. The Senior Subordinated Notes bear interest at the rate of 11.75% per annum. The Senior Subordinated Notes are redeemable, at the Company’s option, at the redemption price of 100% of the principal amount of such Notes with accrued interest.

      The Senior Subordinated Notes restrict, among other things, the incurrence of additional indebtedness by the Company, the payment of dividends and other distributions in respect of the Company’s capital stock, the payment of dividends and other distributions by the Company’s subsidiaries, the creation of liens on the properties and the assets of the Company to secure certain subordinated debt and certain mergers, sales of assets and transactions with affiliates.

      On December 1, 2003, the Company announced that an Ad Hoc Committee of Bondholders holding its 11.75% Senior Subordinated Notes and 14% Senior Subordinated Notes had been formed in order to begin negotiation regarding the restructuring of this debt. In addition, the Company decided to forego paying interest due on December 1, 2003 on the Senior Subordinated Notes.

6.	Business Segment and Geographic Information

      The Company has two reportable segments: bare wire and insulated wire. These segments are strategic business units organized around two product categories that follow management’s internal organization structure.

      The bare wire segment manufactures bare and tin-plated copper wire products (or conductors) used to transmit digital, video and audio signals or conduct electricity and sells to insulated wire manufacturers and various industrial OEMs for use in computer and data communications products, general industrial, energy, appliances, automobiles and other applications.

      The insulated wire segment manufactures and sells insulated wire products (copper conductors insulated with plastic or other polymeric compounds) to automotive and appliance manufacturers for use in the assembly of wire harnesses that are installed in both automobiles and appliances. The insulated wire segment also participates in several niche businesses in the high temperature silicone and heater wire, medical equipment and submersible pump cable markets.

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summarized financial information for the Company’s reportable segments is as follows:

Nine Months Ended September 30,	Bare Wire	Insulated Wire	Corporate	Eliminations	Total

Net sales 2004	$247,720	$171,803	$—	$(5,142)	$414,381
2003	163,383	125,531	—	(3,410)	285,504
Operating income/(loss)
2004	$18,539	$(2,325)	$(3,564)	$—	$12,650
2003	15,202	(4,097)	(2,035)	—	9,070
Goodwill
September 30, 2004	$86,417	$—	$—	$—	$86,417
December 31, 2003	86,417	—	—	—	86,417
Total assets
September 30, 2004	$255,228	$118,135	$20,675	$(4,305)	$389,733
December 31, 2003	238,777	112,275	45,102	(3,819)	392,335

      The following table presents sales by geographic region based on the country in which the legal subsidiary is domiciled.

	Nine Months Ended
	September 30,

	2004	2003

United States	$314,901	$227,677
Europe	28,723	22,849
Mexico	18,752	5,541
Philippines	52,005	29,437

Total	$414,381	$285,504

      The following table presents property, plant and equipment by geographic region based on the location of the asset as of September 30, 2004 and December 31, 2003:

	September 30,	December 31,
	2004	2003

United States	$78,358	$88,995
Europe	6,408	6,217
Mexico	12,551	9,412
Philippines	12,102	13,064

Total	$109,419	$117,688

7.	Related Party Transactions

      In connection with the sale of the Company’s former wire harness business to Viasystems International, Inc. (“Viasystems”), the Company entered into an agreement to supply substantially all of their insulated wire requirements through December 2003 (which has been extended to December 2005). At the time of the sale, the Company and Viasystems were commonly controlled by affiliates of Hicks, Muse, Tate & Furst Incorporated. The Company had sales to Viasystems of $31,333 and $23,920 for the nine months ended September 30, 2004 and 2003, respectively. The outstanding trade receivables were $6,583 and $10,938 at September 30, 2004 and December 31, 2003, respectively.

      In September 2002, the Company began selling a portion of its production scrap to Prime Materials Recovery, Inc. (“Prime”). Prime is a closely held company and its majority shareholder, chairman and

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

director is President and Chief Operating Officer of the Company. In addition, the Vice President of Finance of the Company holds a minority ownership interest and is a director. The Company had sales to Prime of $10,536 and $8,075 for the nine months ended September 30, 2004 and 2003, respectively. The outstanding trade receivables were $204 and $143 at September 30, 2004 and December 31, 2003, respectively. Sales to Prime were made at terms comparable to those of other companies in the industry.

8.	Unaudited Debtor-in-Possession Condensed Combined Financial Information

      Pursuant to SOP 90-7, following are condensed combined financial information of International Wire Group, Inc. and its domestic subsidiaries, debtors-in-possession (“DIP”), at September 30, 2004:

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED COMBINED DIP BALANCE SHEET

As of September 30, 2004

ASSETS
Cash	$4,451
Accounts receivable	64,416
Inventories	53,868
Other current assets	8,333
Intercompany receivable	36,388

Total current assets	167,456
Property, plant and equipment, net	78,358
Restricted cash	10,237
Investment in subsidiaries	295,153
Intangible and other assets	95,087

Total assets	$646,291

LIABILITIES AND STOCKHOLDER’S EQUITY/(DEFICIT)
Liabilities not subject to compromise:
Debtor-in-possession financing	$84,000
Current liabilities	62,029

Total current liabilities	146,029
Liabilities subject to compromise	334,359
Other long-term liabilities	1,030

Total liabilities	481,418

Stockholder’s equity/(deficit):
Common stock	0
Contributed capital	540,436
Carryover of predecessor basis	(67,762)
Retained earnings/(accumulated deficit)	(307,801)

Total stockholder’s equity/(deficit)	164,873

Total liabilities and stockholder’s equity/(deficit)	$646,291

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED COMBINED DIP STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2004

Net sales	$314,901
Operating expenses:
Cost of goods sold	268,078
Selling, general and administrative expenses	21,016
Depreciation and amortization	14,439
Reorganization expense	3,062
Impairment and plant closing charges	595

Operating income	7,711
Bankruptcy reorganization expense	(6,155)
Other income/(expense):
Interest expense	(14,242)
Amortization of deferred financing costs	(5,991)
Equity in net income/(loss) of subsidiaries	(12,030)
Other, net	34

Loss from continuing operations before tax provision	(30,673)
Income tax provision	—

Net loss	$(30,673)

INTERNATIONAL WIRE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED COMBINED DIP STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2004

Net cash used in operating activities	$(10,839)

Cash flows used in investing activities for capital expenditures	(4,267)

Cash flows provided by/(used in) financing activities:
Borrowings of long-term obligations	84,000
Repayment of borrowings	(82,501)
Restricted cash	(1,643)
Financing fees	(3,567)

Net cash used in financing activities	(3,711)

Net change in cash and cash equivalents	$(18,817)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates, except the SEC registration fee.

SEC registration fee	$10,661
Printing costs	100,000
Legal fees and expenses	100,000
Accounting fees and expenses	100,000
Miscellaneous expenses	54,339

Total	$365,000

Item 14.	Indemnification of Directors and Officers

Indemnification of Directors and Officers of Delaware Corporations

      International Wire Group, Inc. is incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

      Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (“an indemnified capacity”). The indemnity may include expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification shall be made without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against him and incurred by him in any indemnified capacity, or arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him under the DGCL.

      The amended and restated certificate of incorporation of International Wire Group, Inc. provides that indemnification shall be provided to any person who was or is a party to any action, suit or proceeding to the fullest extent provided by the DGCL. In addition, International Wire Group, Inc. will indemnify its directors for all liabilities arising from a breach of fiduciary duty except (i) for any breach of the director’s duty of loyalty to International Wire Group, Inc. or its stockholders, (ii) for acts or omissions which are not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for any matter in respect of which such director shall be liable under Section 174 of the DGCL or any amendment thereto or successor provision thereto or (iv) for any transaction from which the director shall have derived an improper personal benefit.

Item 15.	Recent Sales of Unregistered Securities

      In connection with our plan of reorganization under Chapter 11 of the United States Bankruptcy Code which was consummated on October 20, 2004, we issued 10,000,002 shares of our common stock, $75,000,000 worth of 10% Secured Senior Subordinated Notes due 2011. The shares of common stock were issued to (i) our former equity holders in exchange, in part, for the cancellation of such equity and (ii) holders of our $305 million aggregate principal amount of senior subordinated notes in exchange, in part, for the cancellation of such notes. The Notes were issued to holders of our $305 million aggregate principal amount of senior subordinated notes in exchange, in part, for the cancellation of such notes. These Notes and common stock, were or will be issued pursuant to the reorganization in exchange for previously issued securities without registration under the Securities Act of 1933 in reliance on the provisions of Section 1145 of the United States Bankruptcy Code.

Item 16.	Exhibits and Financial Statement Schedules

      (a) The following exhibits are filed as part of this registration statement or incorporated by reference herein:

Exhibit
No.	Exhibit Description

2.1	Second Amended and Restated Joint Plan of Reorganization of International Wire Group, Inc., et. al., under Chapter 11 of the Bankruptcy Code, dated June 24, 2004.(6)

3.1	Amended and Restated Certificate of Incorporation of International Wire Group, Inc.(1)

3.2	Amended and Restated Bylaws of International Wire Group, Inc.(1)

4.1	Indenture, dated as of October 20, 2004, among International Wire Group, Inc., the guarantors party thereto, and BNY Midwest Trust Company, as Trustee.(1)

4.2	Form of 10% Secured Senior Subordinated Note due 2011 (included as Exhibit A to the Indenture filed as Exhibit 4.1 hereto.(1)
5.1	Opinion of Weil, Gotshal & Manges LLP regarding the validity of certain securities to be registered.(1)
10.1	Loan and Security Agreement, dated as of October 20, 2004, among the borrowers and guarantors specified therein, the several lenders from time to time parties thereto and Congress Financial Corporation (Central), as agent.(1)
10.2	Loan and Security Agreement, dated as of October 20, 2004, among the borrowers and guarantors specified therein, the several lenders from time to time parties thereto and Silver Point Finance, LLC, as agent.(1)
10.3	Collateral Agreement, dated as of October 20, 2004, among International Wire Group, Inc., the subsidiaries of International Wire Group, Inc. identified therein, and BNY Midwest Trust Company, as collateral agent.(1)
10.4	Intercreditor Agreement, dated as of October 20, 2004, among Congress Financial Corporation (Central), as working capital loan and security agreement agent, Silver Point Finance, LLC, as term loan agreement agent, and BNY Midwest Trust Company, as trustee.(1)
10.5	Intercreditor Agreement, dated October 20, 2004, by and between Congress Financial Corporation (CENTRAL), in its capacity as agent pursuant to the working capital loan and security agreement for the lenders who are party from time to time thereto, and Silver Point Finance, LLC, in its capacity as collateral agent pursuant to the term loan agreement.(1)
10.6	International Wire Group, Inc. 2004 Stock Option Plan.(1)

Exhibit
No.	Exhibit Description

10.7	Amended and Restated Registration Rights Agreement, dated as of November 23, 2004, among International Wire Group, Inc. and the holders specified therein.(1)
10.8	Amended and Restated Executive Employment Agreement, dated October 16, 2003, among International Wire Holding Company, International Wire Group, Inc., the other subsidiary parties thereto, and David M. Sindelar.(3)
10.9	Amended and Restated Employment Agreement, dated September 15, 2003, by and among International Wire Holding Company, International Wire Group, Inc., the other subsidiary parties thereto, and Joseph M. Fiamingo.(3)
10.10	Amended and Restated Employment Agreement, dated July 16, 2001, between International Wire Group, Inc. and Glenn J. Holler.(1)
10.11	Amended and Restated Employment Agreement, dated March 14, 1995, between Omega Wire, Inc. and Rodney D. Kent.(5)
10.12	Supply Contract, dated January 1, 2003, between Viasystems, Inc. and International Wire Group, Inc.(3)
10.13	International Wire Group, Inc. Key Employee Retention Plan.(1)
10.14	Monitoring and Oversight Agreement, dated June 12, 1995, among International Wire Holding Company, International Wire Group, Inc. and Hicks, Muse & Co. Partners, L.P.(5)
21.1	Subsidiaries of International Wire Group, Inc.(2)
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.(1)
23.2	Consent of Weil, Gotshal & Manges LLP (included in the opinion of Weil, Gotshal & Manges LLP filed as Exhibit 5.1 hereto).(1)

(1)	Filed herewith.

(2)	Incorporated by reference to the Annual Report on Form 10-K of International Wire Group, Inc., filed on March 31, 2003.

(3)	Incorporated by reference to the Quarterly Report on Form 10-Q of International Wire Group, Inc., filed on November 14, 2003.

(4)	Incorporated by reference to the Annual Report on Form 10-K405 of International Wire Group, Inc., filed on March 21, 2000.

(5)	Incorporated by reference to the Registration Statement on Form S-1 (33-93970) of International Wire Group, Inc. as declared effective by the Securities and Exchange Commission on September 29, 1995.

(6)	Incorporated by reference to the Form T-3 of International Wire Group, Inc. filed on July 29, 2004.

(b)	Financial Statement Schedules

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON
FINANCIAL STATEMENT SCHEDULES

To the Board of Directors of International Wire Group, Inc.:

      Our audits of the consolidated financial statements referred to in our report dated March 15, 2004, except for Note 1, which is as of October 20, 2004 appearing in this prospectus also included an audit of the financial statement schedule listed in Item 16(b) of this prospectus. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

Dallas, Texas

March 15, 2004

FINANCIAL STATEMENT SCHEDULE

INTERNATIONAL WIRE GROUP, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful				Collection of
Accounts — Deducted from	Balance at			Previously	Balance at
Accounts Receivables in the	Beginning			Written off	End of
Balance Sheet	of Period	Provision	Write-offs	Accounts	Period

	(In thousands)
Year ended December 31, 2001	$2,760	$2,183	$(878)	$—	$4,065
Year ended December 31, 2002	$4,065	$3,658	$(643)	$—	$7,080
Year ended December 31, 2003	$7,080	$1,832	$(3,997)	$(16)	$4,899

Item 17.	Undertakings

      The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on November 23, 2004.

INTERNATIONAL WIRE GROUP, INC.

By:	/s/ JOSEPH M. FIAMINGO

Joseph M. Fiamingo
Chief Executive Officer

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph M. Fiamingo his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities indicated on the            day of November, 2004.

Signature	Capacity	Date

/s/ JOSEPH M. FIAMINGO Joseph M. Fiamingo	Chief Executive Officer and Director	November 23, 2004

/s/ RODNEY D. KENT Rodney D. Kent	President, Chief Operating Officer and Director	November 23, 2004

/s/ GLENN J. HOLLER Glenn J. Holler	Senior Vice President, Chief Financial Officer and Secretary	November 23, 2004

/s/ ROBERT A. HAMWEE Robert A. Hamwee	Chairman of the Board	November 23, 2004

/s/ PETER BLUM Peter Blum	Director	November 23, 2004

/s/ DAVID M. GILCHRIST, JR. David M. Gilchrist, Jr.	Director	November 23, 2004

Signature	Capacity	Date

/s/ MARK HOLDSWORTH Mark Holdsworth	Director	November 23, 2004

/s/ LOWELL W. ROBINSON Lowell W. Robinson	Director	November 23, 2004

/s/ JOHN T. WALSH John T. Walsh	Director	November 23, 2004

/s/ WILLIAM L. PENNINGTON William L. Pennington	Director	November 23, 2004

EXHIBIT INDEX

Exhibit
No.	Exhibit Description

2.1	Second Amended and Restated Joint Plan of Reorganization of International Wire Group, Inc., et. al., under Chapter 11 of the Bankruptcy Code, dated June 24, 2004.(6)
3.1	Amended and Restated Certificate of Incorporation of International Wire Group, Inc.(1)
3.2	Amended and Restated Bylaws of International Wire Group, Inc.(1)
4.1	Indenture, dated as of October 20, 2004, among International Wire Group, Inc., the guarantors party thereto, and BNY Midwest Trust Company, as Trustee.(1)
4.2	Form of 10% Secured Senior Subordinated Note due 2011 (included as Exhibit A to the Indenture filed as Exhibit 4.1 hereto.(1)
5.1	Opinion of Weil, Gotshal & Manges LLP regarding the validity of certain securities being registered.(1)
10.1	Loan and Security Agreement, dated as of October 20, 2004, among the borrowers and guarantors specified therein, the several lenders from time to time parties thereto and Congress Financial Corporation (Central), as agent.(1)
10.2	Loan and Security Agreement, dated as of October 20, 2004, among the borrowers and guarantors specified therein, the several lenders from time to time parties thereto and Silver Point Finance, LLC, as agent.(1)
10.3	Collateral Agreement, dated as of October 20, 2004, among International Wire Group, Inc., the subsidiaries of International Wire Group, Inc. identified therein, and BNY Midwest Trust Company, as collateral agent.(1)
10.4	Intercreditor Agreement, dated as of October 20, 2004, among Congress Financial Corporation (Central), as working capital loan and security agreement agent, Silver Point Finance, LLC, as term loan agreement agent, and BNY Midwest Trust Company, as trustee.(1)
10.5	Intercreditor Agreement, dated October 20, 2004, by and between Congress Financial Corporation (CENTRAL), in its capacity as agent pursuant to the working capital loan and security agreement for the lenders who are party from time to time thereto, and Silver Point Finance, LLC, in its capacity as collateral agent pursuant to the term loan agreement.(1)
10.6	International Wire Group, Inc. 2004 Stock Option Plan.(1)
10.7	Amended and Restated Registration Rights Agreement, dated as of November 23, 2004, among International Wire Group, Inc. and the holders specified therein.(1)
10.8	Amended and Restated Executive Employment Agreement, dated October 16, 2003, among International Wire Holding Company, International Wire Group, Inc., the other subsidiary parties thereto, and David M. Sindelar.(3)
10.9	Amended and Restated Employment Agreement, dated September 15, 2003, by and among International Wire Holding Company, International Wire Group, Inc., the other subsidiary parties thereto, and Joseph M. Fiamingo.(3)
10.10	Amended and Restated Employment Agreement, dated July 16, 2001, between International Wire Group, Inc. and Glenn J. Holler.(1)
10.11	Amended and Restated Employment Agreement, dated March 14, 1995, between Omega Wire, Inc. and Rodney D. Kent.(5)
10.12	Supply Contract, dated January 1, 2003, between Viasystems, Inc. and International Wire Group, Inc.(3)
10.13	International Wire Group, Inc. Key Employee Retention Plan.(1)
10.14	Monitoring and Oversight Agreement, dated June 12, 1995, among International Wire Holding Company, International Wire Group, Inc. and Hicks, Muse & Co. Partners, L.P.(5)
21.1	Subsidiaries of International Wire Group, Inc.(2)

Exhibit
No.	Exhibit Description

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.(1)
23.2	Consent of Weil, Gotshal & Manges LLP (included in the opinion of Weil, Gotshal & Manges LLP filed as Exhibit 5.1 hereto).(1)

(1)	Filed herewith.

(2)	Incorporated by reference to the Annual Report on Form 10-K of International Wire Group, Inc., filed on March 31, 2003.

(3)	Incorporated by reference to the Quarterly Report on Form 10-Q of International Wire Group, Inc., filed on November 14, 2003.

(4)	Incorporated by reference to the Annual Report on Form 10-K405 of International Wire Group, Inc., filed on March 21, 2000.

(5)	Incorporated by reference to the Registration Statement on Form S-1 (33-93970) of International Wire Group, Inc. as declared effective by the Securities and Exchange Commission on September 29, 1995.

(6)	Incorporated by reference to the Form T-3 of International Wire Group, Inc. filed on July 29, 2004.